Technical Report

Mineral Resources of the
Maud Creek Gold Project,
Northern Territory, Australia

Prepared for:
Newmarket Gold Inc

Prepared by:

SRK Consulting (Australia) Pty Ltd

ABN 56 074 271 720
Level 1, 10 Richardson St,
West Perth Western Australia 6005

SRK Project Number: CGC001

Qualified Persons:

Peter Fairfield, BEng (Mining), FAusIMM (No: 106754), CP (Mining), Principal Consultant

Danny Kentwell, MSc Mathematics & Planning (Geostatistics), FAusIMM, Principal Consultant

Date of Report:	21 March 2016

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page ii

Date and Signature Page

SRK Project Number: CGC001

SRK Consulting (Australasia) Pty Ltd

Level 1, 10 Richardson St,
West Perth Western Australia 6005, Australia

Newmarket Gold Inc

Maud Creek Gold Project
Northern Territory, Australia

Project Manager:	Peter Fairfield

Date of Report:	21 March 2016

Effective Date:	15 March 2016

Signature Qualified Persons:

Peter Fairfield, BEng (Mining), FAusIMM (No: 106754), CP (Mining), Principal Consultant

Danny Kentwell, MSc Mathematics & Planning (Geostatistics), FAusIMM, Principal Consultant

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page iii

Important Notice

This technical report has been prepared as a National Instrument 43-101 Technical Report, as prescribed in Canadian Securities Administrators’ National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) for Newmarket Gold Inc.). The data, information, estimates; conclusions and recommendations contained herein, as prepared and presented by the Authors, are consistent with:

•	Information available at the time of preparation;

•	Data supplied by outside sources, which has been verified by the authors as applicable; and

•	The assumptions, conditions and qualifications set forth in this technical report.

CAUTIONARY NOTE WITH RESPECT TO FORWARD LOOKING INFORMATION

This document contains forward-looking information as defined in applicable securities laws. Forward looking information includes, but is not limited to, statements with respect to the future production, costs and expenses of the project; the other economic parameters of the project, as set out in this technical report, including; the success and continuation of exploration activities, including drilling; estimates of mineral reserves and mineral resources; the future price of gold; government regulations and permitting timelines; requirements for additional capital; environmental risks; and general business and economic conditions. Often, but not always, forward-looking information can be identified by the use of words such as plans, expects, is expected, budget, scheduled, estimates, continues, forecasts, projects, predicts, intends, anticipates or believes, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results may, could, would, should, might or will be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any of the future results, performance or achievements expressed or implied by the forward-looking information. These risks, uncertainties and other factors include, but are not limited to, the assumptions underlying the production estimates not being realized, decrease of future gold prices, cost of labour, supplies, fuel and equipment rising, the availability of financing on attractive terms, actual results of current exploration, changes in project parameters, exchange rate fluctuations, delays and costs inherent to consulting and accommodating rights of local communities, title risks, regulatory risks and uncertainties with respect to obtaining necessary permits or delays in obtaining same, and other risks involved in the gold production, development and exploration industry, as well as those risk factors discussed in Newmarket Gold Inc.’s latest Annual Information Form and its other SEDAR filings from time to time. Forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to, the availability of financing for Newmarket Gold Inc.’s production, development and exploration activities; the timelines for Newmarket Gold Inc.’s exploration and development activities on the property; the availability of certain consumables and services; assumptions made in mineral resource and mineral reserve estimates, including geological interpretation grade, recovery rates, price assumption, and operational costs; and general business and economic conditions. All forward-looking information herein is qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. Newmarket Gold Inc. and the authors of this technical report undertake no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information or future events or otherwise, except as may be required by applicable law.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page iv

NON-IFRS MEASURES

This technical report contains certain non-International Financial Reporting Standards measures. Such measures have non standardized meaning under International Financial Reporting Standards and may not be comparable to similar measures used by other issuers.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page v

Table of Qualified Persons and Contributors

Section	Description	Nominated QP	Contributors
	Executive Summary	Peter Fairfield	All
2	Introduction	Peter Fairfield
3	Reliance on Experts Property Description and	Peter Fairfield
4	Location	Peter Fairfield
5	Accessibility, Climate, Local Resources, Infrastructure and Physiography	Peter Fairfield
6	History	Danny Kentwell
7	Geological Setting and Mineralization	Danny Kentwell
8	Deposit Types	Danny Kentwell
9	Exploration	Danny Kentwell
10	Drilling	Danny Kentwell	Kirsty Sheerin
11	Sampling Preparation, Analysis and Security	Danny Kentwell	Kirsty Sheerin
12	Data Verification	Danny Kentwell	Kirsty Sheerin
13	Mineral Processing and Metallurgical Testing	Peter Fairfield	Simon Walsh
14	Mineral Resource Estimates	Danny Kentwell
15	Mineral Reserve Estimates	Peter Fairfield
16	Mining Methods	Peter Fairfield
17	Recovery Methods	Peter Fairfield	Simon Walsh
18	Project Infrastructure	Peter Fairfield
19	Market Studies and Contracts	Peter Fairfield	Simon Walsh
20	Environmental Studies, Permitting and Social, or Community Impact	Peter Fairfield	Lisa Chandler, Ken Redwood
21	Capital and Operating Costs	Peter Fairfield
22	Economic Analysis	Peter Fairfield
23	Adjacent Properties	Danny Kentwell	All
24	Other Relevant Data and Information	Danny Kentwell	All
25	Interpretation and Conclusions	Danny Kentwell	All
26	Recommendations	Danny Kentwell	All
27	References	Danny Kentwell	All

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page vi

List of Abbreviations

Abbreviation	Meaning
2D	two dimensional
3D	three dimensional
AAS	atomic absorption spectroscopy
ALS	ALS Minerals
AMC	AMC Consultants Pty Ltd
Amdel	Amdel Limited Mineral Services Laboratory
ANFO	ammonium nitrate-fuel oil
ASL	above sea level
ATCF	after tax cash flow
Au	gold
Au	gold equivalent
AUD	Australian dollar
BAppSc	Bachelor of Applied Science
BCom	Bachelor of Commerce
BD	bulk density
BEng	Bachelor of Engineering
BSc	Bachelor of Science
Cambrian	Cambrian Mining Limited
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CIP	carbon-in -pulp
(CP)	Chartered Professional of The Australasian Institute of Mining and Metallurgy
CRF	cemented rock fill
dmt	dry metric tonne
DTM	digital terrain model
EM	electromagnetic
EPA	Environmental Protection Agency
EVC’s	Ecological Vegetation Classes
FAR	fresh air rise
FAusIMM	Fellow of The Australasian Institute of Mining and Metallurgy
GDip	Graduate Diploma
GEF	Gold and Exploration Finance Company of Australia
GMA/WMC	Gold Mines of Australia/Western Mining Corporation
GPS	global positioning system
GST	goods and services tax
g/t	grams per tonne
HBr	hydrobromic acid
HCl	hydrochloric acid
HR	hydraulic radius
ICP - AES	inductively couple plasma atomic emission spectroscopy
ID2	inverse distance squared
ID3	inverse distance cubed
IP	induced polarisation
IRR	internal rate of return
JORC	Joint Ore Reserves Committee

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page vii

Abbreviation	Meaning
kg	kilogram
kL	kilolitre
km	kilometer
Koz	kilo ounces
kt	kilotonne
ktpa	kilotonnes per annum
Ktpm	kilotonnes per month
kV	kilovolt
kVA	kilovolt ampere
kW	kilowatt
kWh	kilowatt hour
L	litres
LHD	load-haul-dump
LOM/ LoM	life of mine
L/s	litres per second
M	million
Ma	million years
Newmarket Gold	Newmarket Gold Inc
MAusIMM(CP)	Member of The Australasian Institute of Mining and Metallurgy
mg/kg	milligrams per kilogram
mg/L	milligrams per litre
mH	meters high
ML	million litres
mm	millimeters
MMI	mobile metal ion
Moz	million ounces
mRL	meters reduced level
MRSD Act	Mineral Resources (Sustainable Development) Act 1990
Mtpa	million tonnes per annum
m3	cubic meters
m3/s	cubic meter per second
m3/s/KW	cubic meter per second per kilowatt
MVA	megawatt ampere
mW	meters wide
MW	megawatt
NI 43-101	National Instrument 43-101
NPV	net present value
OH & S	Occupational Health and Safety
Onsite	Onsite Laboratory Services
ozs	ounces
PEA	Preliminary Economic Assessment
PhD	Doctor of Philosophy
Planet	Planet Resources Group NL
QA/QC	quality assurance/quality control
QP	Qualified Person
RAR	return air raise

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page viii

Abbreviation	Meaning
RC	reverse circulation
ROM	run-of-mine
SD	standard deviation
SRK	SRK Consulting (Australasia) Pty Ltd
t	tonnes
tpa	tonnes per annum
t/mth	tonnes per month
TSF	tailings storage facility
TSX	Toronto Stock Exchange
UCS	unconfined compressive strength
USD	US dollars
V	volt

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page ix

Executive Summary

Introduction

SRK Consulting (Australasia) Pty Ltd (SRK) was engaged by Newmarket Gold Inc. (Newmarket Gold) to undertake a study on the Maud Creek Gold Project (Maud Creek or the Project) and prepare a Technical Report to support the release of the updated Mineral Resource estimate.

In early July 2015, Newmarket Gold merged with Crocodile Gold Corp. (Crocodile Gold) to form a new Canadian, Toronto Stock Exchange listed gold mining company named Newmarket Gold that has 100% ownership of the Maud Creek Project.

This Technical Report documents the review and assessment of the project’s geology, exploration, mineral resource, geotechnical and metallurgical aspects prepared by SRK. It was prepared following the guidelines of the Canadian Securities Administrators’ National Instrument (NI) 43-101 and Form 43-101 F1.

The mineral resource statement reported herein was prepared in conformity with generally accepted Canadian Institute of Mining, Metallurgy, and Petroleum’s (CIM) Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.

Scope

The scope of this study was to review the geological model, update the Mineral Resource estimate, review the geotechnical and metallurgical data and aspects of the deposit to support future studies

Based on the Mineral Resource review and findings of the geotechnical and metallurgical review work, SRK recommends that the Preliminary Economic Assessment (PEA) of the Project continue.

The basis of the PEA is processing options that enable the Oxide mineralisation to be considered in a potential mine plan and a processing route and sale of a gold rich concentrate.

The previous Technical Report, Bremner, P and Edwards, M 2012. Report on the Mineral Resource and Mineral Reserve of the Maud Creek Gold Project, excluded Oxide mineralisation, assumed processing including a Bacterial Oxidation plant (BiOX) and sale of gold Dore.

The PEA is considering a stand-alone processing plant and associated infrastructure at Maud Creek and processing of mineralization at the Union Reefs processing plant. Both options would be designed to produce a gold-rich concentrate that would be transported to the Port of Darwin for shipping to overseas markets.

Property Description and Location

The Maud Creek Gold project (Maud Creek or the Project) is located within the Pine Creek region of the Northern Territory of Australia, 20 kilometers north-east of Katherine. Previous mining activities at Maud Creek have been limited to open pit mining during 2000 when the owner was AngloGold.

The project comprises a total of 23 mineral titles (all granted), and the deposit is located wholly within tenement ML30260 which is held 100% by Newmarket Gold. Maud Creek is located at latitude 14°26’41” south and longitude 132°27’10” east.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page x

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access is gained to the Project from Darwin by travelling south for some 314 road kilometers along the sealed Stuart Highway to the town of Katherine.

Darwin has a population in excess of 129,000 and is the capital city of the Northern Territory. It is the administrative centre of the Northern Territory government and a major transportation hub, with an international airport and deep-water port and the Adelaide to Darwin transcontinental railway terminating at the East Arm port.

Katherine is a regional centre with a population of approximately 9,800 and enjoys excellent infrastructure, services and communications. This is the closest centre of population to the Maud Creek project. The regional mining communities of Pine Creek (with a population of 450) and Adelaide River (population of 200) support the Burnside, Maud Creek and Moline gold projects.

The major land use is grazing on native pastures and traditional Indigenous uses with some horticulture, grazing on modified pastures and nature conservation. The region has undergone some clearing (approximately 167,000 ha) for these developments the vegetation of the Maud Creek area consists largely of woodlands and open woodlands (predominant species –Eucalypts) that have been degraded by the impacts of cattle, buffalo and wild donkeys. No rare, threatened or endangered species have been identified in the area.

In the Maud Creek area, the terrain is flat lying to undulating. Ephemeral streams transect the project area and drain into the westward flowing Katherine River that flows all year.

The Top End of the Northern Territory has a tropical monsoon climate characterized by two distinct seasonal patterns: the ‘wet’ monsoon and the ‘dry’ seasons. The wet season generally occurs from November through to April and the dry season between May and October. Almost all rainfall occurs during the wet season, mostly between December and March, and the total rainfall decreases with distance from the coast.

History

Gold was initially discovered in the Maud Creek area in 1890 and a small plant was set up but ultimately abandoned in 1891. This is now called the Chlorite Hills and O’Shea’s area.

The area was re-looked at from 1932-34 when 400 tonnes of ore -produced 540 ounces of gold. Mining was from about 20 shallow shafts and small holes that were 6 - 12 meters deep with horizontal workings from 15 30 meters in length in the Chlorite Hills and O’Shea’s area.

Interest in the Maud Creek area was rekindled in the 1960s during an assessment of the mineral potential of the Top End of the Northern Territory. This study was prompted by the discovery of-significant uranium mineralization in the nearby South Alligator River valley in the mid 1950s.

The Maud Creek project was owned by a number of companies until the acquisition of the Project by GBS Gold in December 2006. Substantial drilling, in the order of 66,000-90,000 meters of RC and diamond drilling, is reported on the Project area during the period 1966 – 2006, oriented toward gold exploration.

AngloGold acquired rights to mine the oxide zone of the Main Zone deposit at Maud Creek and treat the ore at the Union Reefs plant. Mining operations were conducted during 2000. A total of 173,581 tonnes at 3.32 g/t Au produced 18,527 ounces. Ore was trucked from Maud Creek to the Union Reefs mill.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page xi

An agreement to acquire a number of properties, including the Maud Creek property, was entered into on June 19 2009 from GBS Gold International Inc. (GBS Gold) (in liquidation). GBS Gold operated the Tom’s Gully and Brock’s Creek underground gold mines, mined several open pit gold deposits and operated two gold processing plants, one at Tom’s Gully, the other at Union Reefs, near Pine Creek, Northern Territory, until September 2008, when administrators were appointed.

On November 6 2009, the mining tenements including the Maud Creek Property were registered in the name of Crocodile Gold Australia Pty Ltd, a subsidiary of Crocodile Gold, which became Newmarket Gold in July 2015.

Geological Setting and Mineralization

The Maud Creek Gold deposit is located in the south-eastern part of the Pine Creek Geosyncline, within the Gold Creek Fault Zone, which forms the contact between mafic tuffs of the Dorothy Volcanics to the east and sedimentary rocks of the Tollis Formation to the west.

The Tollis Formation is the youngest member of the Finnis River Group, has limited aerial extent and consists of a succession of interbedded mudstone, slate, metagreywacke and minor felsic volcaniclastic shales. The Dorothy Volcanic Member consists of volcanic tuff with minor interbedded zones of sediments

The north-south trending Gold Creek Fault Zone and primary Maud Creek mineralised zones dip steeply to the east. The deposit is roughly bound to the east by the Maud Creek Dolerite, which also exhibits mineralization at the tuff/dolerite contact and to the north by a small andesite body located at the contact between the sandstone and tuff (Maud Creek Contact Fault). To the south of the deposit a major east-west structure with sinistral strike-slip movement has been interpreted. Eight faults have been identified in the Maud Creek deposit area and generally exhibit reverse movement, with limited offsets in the range of meters.

The Maud Creek Contact Fault is filled with quartz stockwork veins; three vein lodes have been modelled for the Maud Creek deposit; the primary contact vein, upper contact vein and lower contact vein. The primary vein is strongly associated with the sandstone/tuff contact but does not strictly follow the boundary. Therefore, it has been modelled as an ‘overprinting’ volume onto the sediment, tuff, dolerite and andesite lithology wireframes. Mineralization in the east at the tuff/dolerite contact generally form steeply dipping discrete lenses with limited continuity.

Outside of and adjacent to the Maud Creek Contact Fault mineralization are many intercepts carrying similar grades to those within the vein itself; these extend up to 25 meters into the hangingwall and to a lesser extent into the footwall. In addition, a greater than 0.1 g/t Au halo can be observed up to 50 meters into the hanging wall and occasionally in the footwall.

Deposit Types

A variety of genetic models have been postulated for the formation of gold deposits in the Pine Creek Geosyncline. Gold and base metal mineralization is commonly associated with granite intrusions and are often been classified as high temperature contact aureole deposits. A secondary host rock control has also been suggested due to the association of gold mineralization with carbonaceous metasedimentary rocks. More recently, authors have argued that gold mineralization is structurally controlled; occurring in brittle- ductile structures at the greenschist-amphibole facies boundary and hence has an epigenetic origin.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page xii

Accepting that gold deposits of the Northern Territory have a structurally controlled mesothermal setting, then on the basis of host rock and mineral association they can be divided into seven types:-

•	Gold quartz veins, lodes, sheeted veins, stockworks, saddle reefs (Pine Creek Orogen);

•	Gold-ironstone bodies (Tennant Inlier);

•	Gold in iron rich sediments (Pine Creek Orogen, Tanami);

•	Polymetallic deposits (Iron Blow, Mt Bonnie);

•	Gold-PGE deposits (South Alligator River area);

•	Uranium-gold deposits (Pine Creek Orogen, Murphy Inlier); and

•	Placer deposits.

Of these types, Maud Creek aligns with the gold-quartz veins, lodes, sheeted veins, stockwork deposit type. Five main types of mineralization have previously been recognized within the Pine Creek Orogen. These include:

•	Sheeted and stockwork quartz vein systems located along major anticlinal hinges;

•	Sediment-hosted stratiform gold mineralization and quartz-sulphide- vein-hosted stratabound gold mineralization in cherty ironstone and carbonaceous mudstone;

•	Stratiform, massive to banded, sulphide-silicate-carbonate mineralization ;

•	Sediment-hosted stratiform and stratabound gold mineralization in cherty, dolomitic and sulphidic shales; and

•	Sheeted or stockwork quartz-feldspar-sulphide veins.

Of these mineralization types, Maud Creek is consistent with stockwork quartz-feldspar-sulphide veining hosted at the contact of either sandstone/tuff or tuff/dolerite units.

Mineral Resource Estimates

The Mineral Resources are stated here for the Maud Creek deposit with an effective date of 15 March 2016

The Maud Creek deposit consists of open pit and underground resources presented in Table ES-1 and ES-2. All relevant diamond drillhole samples, available as of April 2015 for the Maud Creek deposit were used to inform the estimate. The estimation methodology utilised was Ordinary Kriging (OK) to estimate gold and arsenic using hard domain boundaries.

Table ES-1:      Maud Creek Gold Project Open Pit Mineral Resource Summary

Mineral Resource Category	Inventory (Kt)	Gold Grade (g/t)	Contained Metal (KOz Au)
Measured	1 067	5.59	192
Indicated	1 100	2.14	76
Measured and Indicated	2 167	3.84	268
Inferred	531	1.41	24

It should be pointed out the mineral resource estimate is categorized as Measured, Indicated and Inferred as defined by the CIM guidelines for resource reporting. Mineral resources do not demonstrate economic viability, and there is no certainty that these mineral resources will be converted into mineable reserves once economic considerations are applied. The Measured, Indicated and Inferred mineral resource estimate has been prepared in compliance with the standards of NI 43 – 101 by Danny Kentwell, FAusIMM.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page xiii

Notes to Table ES-1:

1.	CIM definitions followed for classification of Measured, Indicated, and Inferred Mineral Resources.
2.	Mineral Resources estimated as of 15 March 2016.
3.	Mineral Resources stated according to CIM guidelines and include Mineral Reserves.
4.	Totals may appear different from the sum of their components due to rounding.
5.	Reported at a 1.5 g/t cut- off grade.
6.	The open pit mineral resource is exclusive of the underground mineral resource.
7.	The Mineral Resource estimation was performed by Danny Kentwell FAusIMM fulltime employee of SRK Consulting, who is a Qualified Person under NI 43- 101.

Table ES-2:      Maud Creek Gold Project Underground Mineral Resource Summary

Mineral Resource Category	Inventory (Kt)	Gold Grade (g/t)	Contained Metal (KOz Au)
Measured	-	-	-
Indicated	4 330	3.28	456
Measured and Indicated	4 330	3.28	456
Inferred	1 450	2.65	124

It should be pointed out the mineral resource estimate is categorized as Indicated and Inferred as defined by the CIM guidelines for resource reporting. Mineral resources do not demonstrate economic viability, and there is no certainty that these mineral resources will be converted into mineable reserves once economic considerations are applied. The Measured, Indicated and Inferred mineral resource estimate has been prepared in compliance with the standards of NI 43 – 101 by Danny Kentwell, FAusIMM.

Notes to Table ES-2:

8.	CIM definitions followed for classification of Measured, Indicated, and Inferred Mineral Resources.
9.	Mineral Resources estimated as of 15 March 2016 .
10.	Mineral Resources stated according to CIM guidelines and include Mineral Reserves.
11.	Totals may appear different from the sum of their components due to rounding.
12.	Reported at a 1.5 g/t cut- off grade.
13.	The underground mineral resource is exclusive of the open pit mineral resource.
14.	The Mineral Resource estimation was performed by Danny Kentwell FAusIMM fulltime employee of SRK Consulting, who is a Qualified Person under NI 43- 101.

In SRK’s opinion, based on the depth and distribution of the mineralization open pit and underground mining could be viable options for extraction.

In assessing the criteria for reasonable prospects of economic extraction both open pit and underground scenarios were considered. With respect the scattered lower grade mineralization contained within the near surface a simple pit optimisation using the optimistic parameters at twice the current gold spot price did not generate a pit of practical size on the eastern domains. All material in the eastern domains is not considered to have reasonable prospects of economic extraction and does not appear in the Mineral Resource.

With respect to the underground potential the grade is reasonably consistent down to approximately 650 mRL below which it drops significantly. All material below 650 mRL is not considered to have reasonable prospects of economic extraction and does not appear in the Resource.

Mining

Based on the geological review the deposit has the potential to be exploited by conventional open pit and underground mining methods.

The final underground mining method and extraction sequence would be determined by the availability of pastefill. Pastefill will be available if a processing plant was to be constructed at Maud Creek. If mineralization is trucked to Union Reefs, a cemented aggregate fill method would be utilised.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page xiv

The Union Reefs option provides a processing stream for the oxide material within the Mineral Resource that is not available under the stand-alone plant option and will influence the mine design.

Geotechnical

In conjunction with the Mineral Resource review, a comprehensive review of the available data and analysis to determine open pit and underground geotechnical design guidelines.

An assessment of overall slope angles and underground mining parameters has been undertaken using geological and geotechnical drilling data supplied by Newmarket Gold. The analysis provides good early-stage design guidelines of the geotechnical properties of the rock mass. The typical geotechnical conditions on site can be summarised as follows:

•

The Hangingwall Tuffs are typically massive but may be locally bedded. Hangingwall tuffs are also affected by the numerous shears present in the Hangingwall, resulting in reduced strength, increased fracture frequency and graphitic and/or chloritic alteration of the rock mass.

•

The Footwall Sediments consist of low to medium strength thinly bedded or laminated mudstone and siltstone, and medium to thickly bedded sandstone. Zones of intense shearing with chlorite and graphite alteration occurring in the 5 to 10 meters below the mineralized zone where the sediments are commonly black, highly graphitic and/or chloritic, very weak and fissile.

•	The competency of the mineralized zone can be expected to be variable with competent, partially silicified mineralized zones separated by zones of intensely sheared rock.

•	The distribution of the various fault configurations is not understood at this stage and this should be one of the main focus for subsequent field investigations.

The absence of suitable data has led to low-confidence in the geotechnical conditions. Additional data is required to improve confidence and refine decisions on mining methods and the mine design. The mining method studies are linked to the decision on the location of the processing plant and the availability of pastefill.

Metallurgy and Recovery Methods

An extensive program of metallurgical testing was carried out from 1994 through to 2006 at reputable and suitably experienced laboratories. Testing was undertaken at both batch and pilot scale and including variability testing. Part of the focus of testing was on downstream oxidation processes on the refractory and preg-robbing Maud Creek mineralization, such as bio-oxidation (Biox) and the GEOCOAT® process. Direct cyanidation leaching of mineralization and concentrates was tested on the fresh (sulphide) mineralization with poor results and was eliminated as a potential processing route. A number of engineering studies were undertaken in conjunction with this test work.

Metallurgical testing has shown the mineralization to be moderately hard and abrasive, to have variable levels of gravity gold recovery, refractory and preg-robbing in nature but responsive to simple flotation techniques – demonstrating high gold recoveries in excess of 95%. Total recovery is consistently high irrespective of gravity recovery. The flotation concentrate has sufficient grade to be classified as a gold concentrate for the purposes of importation into China (> 40 g/t). It is noted that part of the gold is associated to arsenopyrite and as a result, arsenic grades in the concentrate are elevated at approximately 3.6% .

The Maud Creek mineralization has been subject to extensive metallurgical testing.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page xv

Downstream processing options for refractory gold mineralization and concentrates were considered in earlier studies. The direct smelting of flotation concentrates option, involving concentrate being dewatered, bagged, stored in shipping containers and transported by road, rail then ship to China.

Project Infrastructure

At present there is no mining infrastructure onsite at Maud Creek. The site is serviced by local infrastructure including the Stuart Highway and services from the regional centre of Katherine. Katherine provides access to grid power, medical facilities, grid power and mobile telecommunications services.

Interpretation and Conclusions

The modelling of vein and grade volumes for the 2015 estimate takes a very different approach to the 2012 model. The 2015 model incorporates a detailed structural, vein and lithological model in the construction of the various estimation domains. This was a deliberate decision to address potential deficiencies in the very linear grade only approach previously used. Concerns had been expressed in some previous reports that insufficient attention had been paid to the geology and that the previous models may have diluted a high grade, geologically controlled core to the main zone thereby creating a model that underestimated grade and overestimated tonnages at economic cutoffs.

The differences between the 2012 and 2015 modelling approach are detailed below:

•

The 2015 model uses pure geology to define the main and minor vein domains. The 2012 used grade only. Consequently the 2015 vein model contains considerably lower tonnage and slightly elevated grade in comparison.

•

The 2015 model uses grade halos to capture both high and low grade outside the geological veins. This captures low grade material that was not modelled in 2012 which may be of value in an open pit scenario.

•

The 2015 model uses orientation controls on the grade halos derived by the combined fault / lithology contact model resulting in multiple orientations and fattening around fault and contact intersections.

The 2015 model is considered by SRK to be more robust in terms of its geological basis and this has led to a slightly higher grades but a reduction in contained gold. Only further drilling can define true connectivity of the mineralization in widely spaced areas.

Discussion of the risks and opportunities in the Mineral Resource model is presented in Table ES-3.

Table ES-3:      Mineral Resource Model Risks and Opportunities

Project Element	Economic Risk Level	Comment	Opportunity
Database – Exploration data	Low	Historical and recent data have been re-collated and re-validated for this Mineral Resource estimate.
Assaying	Low	QAQC for recent and older assaying shows no material issues. Arsenic assaying has incomplete coverage.	Additional assaying for Arsenic may be beneficial depending on the processing method.
Surveying	Low	Both collar surveys and downhole surveys completed to a high level of accuracy for recent drilling. Representative collars resurveyed for older drilling with no significant discrepancies.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page xvi

Project Element	Economic Risk Level	Comment	Opportunity
Geology	Low	Detailed logging and interpretation together with evidence from both regional structural features and detailed in pit mapping informs the geological understanding	Additional drilling may be able to add detail to the interaction of structures controlling mineralization at depth.
Geological modelling	Low	A detailed structural and lithological model has been built and incorporated into the estimation domain construction.	Additional drilling may be able to add detail to the interaction of structures controlling mineralization at depth.
Resource Estimation	Low	Ordinary kriging cross checked and validated with theoretical grade tonnage curves and alternative search parameters has been used.	The project may benefit from simulation studies or non-linear estimates if detailed studies at selective mining unit block sizes are required in the future.

Recommendations

Based on the Mineral Resource review and findings of the geotechnical and metallurgical review work, SRK recommends that the Preliminary Economic Assessment (PEA) of the Project continue.

Infill drilling in the parts of the resource currently classified as Indicated and Inferred would enable an upgrade of the Mineral Resource Classification. An approximate meterage and cost to complete this from surface down to 850 mRL is provided in Table ES-4 assuming the drilling takes place from surface. A number of sections of the geological model remain open down dip with good grades seen in the last hole down dip. Extension drilling is recommended to test these areas. Metres and costs to complete these are shown in Table ES-4 assuming drilling from surface. Costs are based on RC collars and 50m diamond drill tails.

Table ES-4:      Recommended drilling

Target	Current exploration status	Potential End of 2016 Status	Description	Drilling (Meters)	Total Cost (AUD)
Infill Drilling	Indicated and/or Inferred	Measured and/or Indicated	Increase confidence in estimated Mineral Resource	9,200	770,000
Extension drilling	Down dip or along strike from current Mineral Resource	Indicated and/or Inferred	Close off or extend Mineral Resource volumes	2,200	200,000

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page xvii

Table of Contents

	Important Notice			iii
	Table of Qualified Persons and Contributors			v
	List of Abbreviations			vi
	Executive Summary			ix

2	Introduction			1

	2.1	Scope of Work		1
	2.2	Work Programme		1
	2.3	Basis of Technical Report		1
	2.4	Qualifications of SRK and SRK Team		2
	2.5	Acknowledgement		2
	2.6	Declaration		2

3	Reliance on Other Experts			4

4	Property Description and Location			5

	4.1	Property Location		5
	4.2	Land Tenure		6
	4.3	Underlying Agreements		8
		4.3.1	Royalties	8
		4.3.2	Farm-out Agreement	9
		4.3.3	Farm-in Agreement	10
	4.4	Environmental Liability		11
	4.5	Legislation and Permitting		12

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			15

	5.1	Accessibility		15
	5.2	Land Use		15
	5.3	Topography		16
	5.4	Climate		16
	5.5	Infrastructure and Local Resources		17

6	History			18

	6.1	Introduction		18
	6.2	Ownership and Exploration Work		18

7	Geological Setting and Mineralization			23

	7.1	Regional Geology		23
	7.2	Property Geology		26
		7.2.1	Property Mineralization	27
	7.3	Deposit Mineralization		28

8	Deposit Types			29

	8.1	Deposit Models		29

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page xviii

	8.2	Structural Models		31

9	Exploration			34

	9.1	VTEM Airborne Survey		34
	9.2	Stream sediment survey		38
	9.3	Soil sampling surveys		40
	9.4	Rock Chip Sampling		54

10	Drilling			56

	10.1	2011 Drilling program		57
		10.1.1	Surveying	59
		10.1.2	Core Recovery	59
	10.2	Sampling prior to 2011		59
		10.2.1	Surveying	59
		10.2.2	Core recovery	60

11	Sample Preparation, Analysis, and Security			62

	11.1	Sampling Techniques		62
		11.1.1	Reverse Circulation Sampling for the 2011 drilling program:	62
		11.1.2	Diamond Sampling for the 2011 drilling program:	63
		11.1.3	Sampling prior to 2011	64
	11.2	Data Sampling and Distribution		64
	11.3	Testing Laboratories		64
		11.3.1	2011 Drilling program	64
		11.3.2	Sampling prior to 2011	64
	11.4	Sample Preparation		65
		11.4.1	2011 Drilling program	65
		11.4.2	Sampling prior to 2011	67
	11.5	Sample Analysis		68
		11.5.1	2011 Drilling program	68
		11.5.2	Sampling prior to 2011	68
	11.6	Laboratory Reviews		69
	11.7	Assay Quality Assurance and Quality Control		69
		11.7.1	Standard Reference Material	69
		11.7.2	Blank Material	72
		11.7.3	Duplicate Assay Statistics	73
		11.7.4	Internal laboratory Repeats	76
		11.7.5	Inter- laboratory Repeats	78
		11.7.6	Sampling prior to 2011	80
	11.8	Sample Transport and Security		82
		11.8.1	2011 Newmarket Gold drilling program	82
		11.8.2	Sampling prior to 2011	82
	11.9	Conclusions		82

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page xix

		11.9.1	2011 Newmarket Gold drilling program	82
		11.9.2	Sampling prior to 2011	83

12	Data Verification			84

	12.1	Site Visit		86
	12.2	2011 Newmarket Gold soil sampling program		88
	12.3	Sampling prior to 2011		88

13	Mineral Processing and Metallurgical Testing			91

	13.1	Metallurgical Testing		91
		13.1.1	Comminution	91
		13.1.2	Gravity Gold Recovery	94
		13.1.3	Flotation	96
		13.1.4	Tailings and concentrate dewatering	103
	13.2	Future Test work		103
		13.2.1	Delineation of Mineralization Oxidation Extent	104
	13.3	Geometallurgy		105

14	Mineral Resource Estimate			112

	14.1	Introduction		112
	14.2	Lithology and Structural Model		112
	14.3	Vein Model		115
	14.4	Grade Halo Models		117
		14.4.1	Assumptions on non-continuity of grade adjacent to vein	119
	14.5	Domaining		121
	14.6	Compositing		121
	14.7	Metallurgical Samples		122
	14.8	Block Model Definition		124
	14.9	Grade Interpolations		124
	14.10	Declustering		125
	14.11	Outliers		126
	14.12	Drillhole Types		129
	14.13	Summary Statistics		132
	14.14	Variography		132
	14.15	Estimation		135
		14.15.1	Gold and Arsenic	135
		14.15.2	Other elements	136
	14.16	Density		137
	14.17	Validation		138
	14.18	Classification		143
	14.19	Mineral Resource Tonnage and Grade		144

15	Mineral Reserve Estimate			146

16	Mining Methods			147

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page xx

	16.1	Geotechnical		147
		16.1.1	Level of Confidence	147
		16.1.2	Project Risks and Opportunities	148
		16.1.3	Review of Geotechnical data	148
		16.1.4	Rock mass characterisation	148
		16.1.5	Underground Design Considerations	149
		16.1.6	Open pit Slope Stability Analysis	151

17	Recovery Methods			153

18	Project Infrastructure			154

	18.1	Site Access		154
	18.2	Power Supply		154
	18.3	Water		155

19	Market Studies and Contracts			156

20	Environmental Studies, Permitting, and Social or Community Impact			157

	20.1	Environment and Social Aspects and Impacts		157
		20.1.1	Social and Economic Context	157
		20.1.2	Surface Water	162
		20.1.3	Groundwater	164
		20.1.4	Native Flora and Vegetation	165
		20.1.5	Native Fauna and Habitats	168
		20.1.6	Air Quality, Noise & Vibration	170
		20.1.7	Conservation Areas	170
		20.1.8	Heritage Values	171
		20.1.9	Mine Closure and Revegetation	174
		20.1.10	Potential Impacts	174
	20.2	Regulatory Approvals		177
		20.2.1	Mineral Titles Act	177
		20.2.2	Mining Management Act	177
		20.2.3	Waste Management and Pollution Control Act 2009	178
		20.2.4	Water Act 1992	178
		20.2.5	Aboriginal Land Rights (Northern Territory) Act 1976 (Cwlth)	178
		20.2.6	Native Title Act 1993 (Cwlth)	179
		20.2.7	Heritage Act 2011	179
		20.2.8	Northern Territory Aboriginal Sacred Sites Act 1989	179
	20.3	Waste Rock and Ore Geochemistry		181
		20.3.1	Available Data	181
		20.3.2	Sample Representivity	184
		20.3.3	Geochemical Characteristics	184
	20.4	Mineralised Waste Management		187

21	Capital and Operating Costs			188

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page xxi

22	Economic Analysis	189

23	Adjacent Properties	190

24	Other Relevant Data and Information	193

25	Interpretation and Conclusions	194

26	Recommendations	196

27	References	198

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page xxii

List of Tables

Table 2-1:	Site Visits	2
Table 4-1:	Summary of Mineral Titles Maud Creek Deposit	6
Table 9-1:	VTEM conductor prioritization – Maud Creek survey area	36
Table 9-2:	Comparative statistics between 1997 and 2012 soil survey results	39
Table 9-3:	Comparative statistics for Maud Creek and Bons Rush Area – soil sample results	51
Table 10-1:	Drill statistics for the Maud Creek deposit	56
Table 10-2:	Historical drilling be previous tenement holders	56
Table 10-3:	Parameters used for infill diamond drilling at Maud Creek	57
Table 10-4:	Maud Creek 2011 drilling data	58
Table 10-5:	Core recovery of drillholes prior to 2011	61
Table 11-1:	Summary of QAQC reports written for Maud Creek	64
Table 11-2:	Standard ST202/5355 Compliance table for Maud Creek Newmarket Gold 2011 drilling program.	70
Table 11-3:	Maud Creek Certified Laboratory Standards	70
Table 11-4:	Duplicate analysis table for the 2011 drilling program	74
Table 11-5:	Duplicate correlation table for the 2011 drilling program:	74
Table 11-6:	Duplication R Table for the 2011 drilling program	74
Table 11-7:	Repeat analysis table for the 2011 drilling program:	77
Table 11-8:	Repeat correlation table for the 2011 drilling program:	77
Table 11-9:	Repeat R Table for the 2011 drilling program	77
Table 11-10:	Inter-laboratory repeat analysis table NTEL: ALS for the 2011 drilling program:	78
Table 11-11:	Inter-laboratory repeat correlation table NTEL: ALS for the 2011 drilling program:	79
Table 11-12:	NTEL: ALS Inter-laboratory repeat R Table for the 2011 drilling program	79
Table 12-1:	Summary of QAQC Reports completed for Maud Creek	85
Table 12-2:	Holes and intervals checked	87
Table 13-1:	Crushing Test results from Report A5161	92
Table 13-2:	Crushing Test Results from Report A6443 (Oxides Excluded)	92
Table 13-3:	Grinding Test Results from Reports A5161 and A6076	93
Table 13-4:	Summary of Comminution Results from J MacIntyre Metallurgical Evaluation (Sept ‘98)	93
Table 13-5:	Comminution Results from Report A6443	94
Table 13-6:	Flotation Results from Ammtec Report A5161	99
Table 13-7:	Flotation Results from Ammtec Report A6076	99
Table 13-8:	Classification of Zones in Maud Creek Deposit assumptions	105
Table 13-9:	Historical Metallurgical Reports Used to Construct Geometallurgical Database	110
Table 14-1:	Maud Creek Lithology Model Groupings	113
Table 14-2:	Influence of the composite length on gold mean grade	122
Table 14-3:	Comparison of arsenic assay from drilling only and including metallurgy samples	123
Table 14-4:	Block model properties	124
Table 14-5:	Declustering results in the vein domains	125

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page xxiii

Table 14-6:	Declustering results in the western domains	125
Table 14-7:	Declustering results in the eastern domains	126
Table 14-8:	Outlier treatment in veins domains	128
Table 14-9:	Outlier treatment in western domains	129
Table 14-10:	Outlier treatments in eastern domains	129
Table 14-11:	Comparison of mean gold grade (g/t) within each domain	132
Table 14-12:	Variogram model characteristics for Au	133
Table 14-13:	Variogram model characteristics for Arsenic	134
Table 14-14:	Neighbourhood parameters – Au estimated by OK	135
Table 14-15:	Neighbourhood parameters – Au estimated by OK – 0P1WEST soft boundary	136
Table 14-16:	Neighbourhood parameters – AS estimated by OK	136
Table 14-17:	Neighbourhood parameters	137
Table 14-18:	Density statistics by oxide state all data	138
Table 14-19:	Density statistics by oxide state in all estimation domains	138
Table 14-20:	Density statistics by estimation domain within all estimation domains in Fresh rock	138
Table 14-21:	Density statistics by lithology in Fresh rock all data	138
Table 14-22:	Density statistics by lithology in estimation domains in in Fresh rock	138
Table 14-23:	Comparison between declustered top cut Au composite and Au estimates per domain at zero cut-off	140
Table 14-24:	Pit optimisation parameters for evaluation of Mineral Resource classification	143
Table 14-25:	Open pit Mineral Resource above 950 mRL at 0.5 g/t Au cut-off – base case	145
Table 14-26:	Open Pit Mineral Resource above 950 mRL at 1.0 g/t Au cut-off – for comparison only	145
Table 14-27:	Underground Mineral Resource below 950 mRL at 1.5 g/t Au cut-off – base case	145
Table 14-28:	Underground Mineral Resource below 950 mRL at 2.0 g/t Au cut-off – for comparison only .	145
Table 16-1:	Qualitative risk assessment of study components	148
Table 16-2:	Empirical Stope Design Summary	150
Table 16-3:	Ground Support Requirements	150
Table 16-4:	Preliminary Slope Design Parameters	152
Table 18-1:	Areal extent of catchment areas	155
Table 20-1:	Preliminary aspects and impacts analysis	175
Table 20-2:	Sampled materials (GCA, 1997)	183
Table 20-3:	Summary of Available Results, Detailed Geochemical Characterisation Waste Rock and Ore	186
Table 25-1:	Mineral Resource Model Risks and Opportunities	195
Table 26-1:	Recommended drilling	196

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page xxiv

List of Figures

Figure 4- 1:	Newmarket Gold’s general location – Northern Territory gold properties	5
Figure 4- 2:	Maud Creek Gold Project Tenements	6
Figure 4- 3:	Agreements for Maud Creek Royalty	7
Figure 4- 4:	Agreements for Maud Creek Royalty with Biddlecombe	8
Figure 4- 5:	Agreements for Maud Creek Farm-in with PNX Metals	10
Figure 4- 6:	Existing disturbance at Maud Creek (May 2007) (from URS, 2008)	12
Figure 4- 7:	Simplified process diagram – NT environmental assessments	14
Figure 6- 1:	1997 airborne magnetic and radiometric survey	20
Figure 6- 2:	Maud Creek area pits and prospects (Independent Engineers)	20
Figure 6- 3:	Maud Creek regional geology and structural interpretation by Independent Engineers 2005	21
Figure 7- 1:	Pine Creek Orogen (northern orange zone) within the Northern Territory	23
Figure 7- 2:	Summary Stratigraphic Chart of the Pine Creek Orogen Source: Ahmad & Hollis, 2013	25
Figure 7- 3:	Location Map of the Maud Creek Deposit	27
Figure 8- 1:	Structural – stratigraphic model for Newmarket Gold deposits	31
Figure 8- 2:	Pine Creek Regional structural interpretation	33
Figure 9- 1:	Maud Creek Property with VTEM flight lines	34
Figure 9- 2:	Strong VTEM Conductors on a 35 hertz conductor base map	35
Figure 9- 3:	Merged 1997 and 2012 Aeromagnetic data with strong VTEM conductors (Card, 2012)	36
Figure 9- 4:	Maud Creek Area – 2012 stream sediment survey – selected gold anomalous areas	40
Figure 9- 5:	Location of soil anomalies requiring further work	45
Figure 9- 6:	Red Queen – Chessman Area – Soil anomaly designation	46
Figure 9- 7:	Chlorite Hills and O’Shea’s soil anomaly designations	48
Figure 9- 8:	Pussy Shear zone soil anomalies	49
Figure 9- 9:	Chlorite Hills and Kittens (Droves) soil anomaly areas	50
Figure 9- 10:	Au (ppb) for ionic leach soil results at Chlorite Hills, Maud Creek	52
Figure 9- 11:	Ionic leach Au (ppb) in soil results, Chessman Area, Maud Creek	54
Figure 9- 12:	Maud Creek area gold in 2012 rock chip sample results	55
Figure 10-1:	Plan view of the RC and DDH Drilling completed in 2011	57
Figure 10-2:	Long section looking west showing grade shells and 2011 diamond drillholes	58
Figure 10-3:	Changes in Azimuth with Depth for drilling prior to 2011	60
Figure 10-4:	Changes in Dip with Depth for drilling prior to 2011.	60
Figure 11-1:	Reverse Circulation Sampling flow chart	63
Figure 11-2:	Diamond Drilling Sampling flow chart	65
Figure 11-3:	Laboratory sampling flow chart	67
Figure 11-4:	Standard ST202/5355 Compliance chart for Maud Creek Newmarket Gold 2011 drilling program.	70
Figure 11-5:	Standard OxH19	71
Figure 11-6:	Standard OxE20	71
Figure 11-7:	Standard OxE21	72

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page xxv

Figure 11-8:	Standard OxG22	72
Figure 11-9:	Compliance chart for blanks used in the 2011 Maud Creek drilling program.	73
Figure 11-10:	Duplicate correlation plot; range <0.2 g/t for 2011 drilling program	75
Figure 11-11:	Relative difference plot original vs lab repeats for pre 2011 Maud Creek drill data	76
Figure 11-12:	Repeat correlation plot; range <20 g/t for 2011 drilling program	78
Figure 11-13:	NTEL: ALS Inter-laboratory repeats for all ranges NTEL FA25: ALS AA25 for the 2011 drilling program	80
Figure 11-14:	ALS: Assay Corp Inter-laboratory check analysis for pre 2011 Maud Creek drilling	81
Figure 11-15:	ALS Re-split check assays for pre 2011 Maud Creek drilling	81
Figure 12-1:	Precision plot original vs resample	89
Figure 12-2:	Precision plot fire assay vs screen fire assay	90
Figure 13-1:	Recovery by Grind Size (Extracted from Ammtec Reports A4997 & A9617)	98
Figure 13-2:	Recovery vs. grade (Ammtec tests A5161 and A6067)	100
Figure 13-3:	1997 Pilot Plant Survey Results	101
Figure 13-4:	Cross Section of Maud Creek Deposit	105
Figure 13-5:	Long Section View Facing South- East Showing Silver Data Compared to Ore Domains	107
Figure 13-6:	Long Section View Facing South- East Showing Arsenic Data Compared to Ore Domains	107
Figure 13-7:	Long Section View Facing South- East Showing Bismuth Data Compared to Ore Domains	108
Figure 13-8:	Long Section View Facing South-East Showing Carbon, Carbonate Carbon, CO3, Organic Carbon and Total Carbon Data Compared to Ore Domains	108
Figure 13-9:	Long Section View Facing South- East Showing Sulphide Sulphur, Sulphate Sulphur and Total Sulphur Data Compared to Ore Domains	109
Figure 13-10:	Long Section View Facing South- East Showing Antimony Data Compared to Ore Domains.	109
Figure 14-1:	Maud Creek Deposit lithology model showing primary units, cover not shown	113
Figure 14-2:	Interpreted fault architecture of the Maud Creek Deposit	114
Figure 14-3:	Cross section view looking north (northing 9008mN)	115
Figure 14-4:	Cross-section view looking north of the three modelled veins (primary, upper and lower), contact fault (dark blue) and two of the eight faults modelled (light blue)	116
Figure 14-5:	Vein architecture of the Maud Creek Deposit illustrating three primary veins and indicating a south-eastward plunge	117
Figure 14-6:	Cross section illustrating 0.75 g/t grade shell (yellow), primary contact vein (red) and fault architecture (blue)	118
Figure 14-7:	Cross section looking north (9250 mN) exhibiting low grade hole MCP088 through the fault contact	119
Figure 14-8:	Section 9150N (20 m grid)	120
Figure 14-9:	Section 9175 (20 m grid)	121
Figure 14-10:	Composite length histogram	122
Figure 14-11:	MAIN – Quantile- Quantile plot comparing arsenic from drilling only and including metallurgy samples (ASSMET)	123
Figure 14-12:	MINOR – Arsenic - Left: Plan view of data, Right: Cumulative histogram, Red: Arsenic from drilling only, Green Arsenic from the metallurgical samples	124
Figure 14-13:	MAIN – Left and Middle Au histogram: from 0 to 20 g/t and from 20 to 1000 g/t and Right: Variogram cloud, Red and blue: outliers	127
Figure 14-14:	MAIN – Au samples location – Left: XoY view, Right: XoZ view	127

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page xxvi

Figure 14-15:	AU samples collected in the RC drillholes, Red: RCGC, Blue: RC samples above 1,084 mRL and Green: remaining RC	130
Figure 14-16:	Comparison of weighted and top-cut Au mean grade between RC and RCGC above 1084 mRL	131
Figure 14-17:	MINOR – Au distribution – Left: RC above 1,084 m, Right: RCGC	131
Figure 14-18:	Comparison of unweighted Au mean grade per drilling type	132
Figure 14-19:	MAIN variogram fitting – left: Au, Right: As	134
Figure 14-20:	Regression slope histogram for Au estimates (left) and AS estimates (right)	139
Figure 14-21:	Regression slope histogram for Main Au Local check estimate	140
Figure 14-22:	MAIN – Au Global OK – Swath plots	142
Figure 14-23:	MAIN –gold – Grade tonnage comparison Reasonable Prospects of economic extraction	142
Figure 14-24:	Long section facing west displaying measured blocks for all domains	143
Figure 14-25:	Long section facing west displaying indicated blocks for all domains	144
Figure 14-26:	Long section facing west displaying inferred blocks for all domains	144
Figure 16-1:	Plan view of existing pit showing the geotechnical domains used for rock mass characterisation	149
Figure 18-1:	Site Access Roads	154
Figure 18-2:	Catchment areas in Maud Creek site	155
Figure 20-1:	Katherine municipality local government area (ABS, 2011 census)	157
Figure 20-2:	Katherine region (shown in darker tan)	158
Figure 20-3:	Katherine LGA population, by age group (2011 census)	158
Figure 20-4:	Gross regional product, by industry – Katherine NT (2012)	159
Figure 20-5:	Employment by industry sector – Katherine LGA (ABS data)	160
Figure 20-6:	Unemployment rates – Katherine LGA (ABS data)	160
Figure 20-7:	Labour force participation rate, Katherine LGA (ABS data)	161
Figure 20-8:	Estimated flood extents in absence of engineering controls	163
Figure 20-9:	Groundwater aquifers near Katherine (from Katherine land use plan, 2014)	164
Figure 20-10:	Distribution of Tephrosia humifusa (Atlas of Living Australia, accessed 15/01/2016)	165
Figure 20-11:	Conservation significant flora	166
Figure 20-12:	Vegetation communities	167
Figure 20-13:	Conservation significant fauna	169
Figure 20-14:	Locations of parks and reserves near Maud Creek	171
Figure 20-15:	Aboriginal and non- Aboriginal heritage sites (Figure 11.1 from URS 2008)	173
Figure 20-16:	Restricted work areas (excerpt from AAPA certificate, June 2007)	181
Figure 20-17:	Drillhole database S assay data	182
Figure 20-18:	Geochemical classification of waste rock samples using NPR	185
Figure 23-1:	Pine Creek Gold Project Tenements	190
Figure 23-2:	Union Reefs Gold Project Tenements	191
Figure 23-3:	Burnside Gold Project Tenements	191
Figure 23-4:	Moline Gold Project Tenements	192
Figure 23-5:	Maud Creek & Yeuralba Gold Project Tenements	192

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 1

2	Introduction

SRK Consulting (Australasia) Pty Ltd (SRK) was engaged by Newmarket Gold Inc. (Newmarket Gold) to undertake a study on the Maud Creek Gold Project (Maud Creek or the Project) and prepare a Technical Report to support the release of the updated Mineral Resource estimate.

In early July 2015, Newmarket Gold merged with Crocodile Gold Corp. (Crocodile Gold) to form a new Canadian; Toronto Stock Exchange listed gold mining company named Newmarket Gold that has 100% ownership of the Maud Creek Project.

This Technical Report documents the review and assessment of the project’s geology, exploration and mineral resource aspects prepared by SRK. It was prepared following the guidelines of the Canadian Securities Administrators’ National Instrument (NI) 43-101 and Form 43-101 F1.

The mineral resource statement reported herein was prepared in conformity with generally accepted Canadian Institute of Mining, Metallurgy, and Petroleum’s (CIM) Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.

2.1	Scope of Work

The agreed Scope of Work was prepared by SRK in response to a specific request by Newmarket Gold, a review of documents provided by Newmarket Gold relating to the Project and subsequent discussions between Newmarket Gold and SRK.

The Scope of Work called for preparation of an NI 43-101 Technical Report on the Maud Creek Gold Project in compliance with NI 43-101 and Form 43-101 F1 guidelines.

The technical aspects of the scope of work included a review and update of the geological model and release of a Mineral Resource estimate, review of the geotechnical aspects and review of the metallurgical characteristics to support future technical work.

2.2	Work Programme

The Technical Report was assembled in Melbourne during the months of April 2015 to March 2016.

The Mineral Resource Statement reported herein was prepared in conformity with generally accepted CIM Exploration Best Practices and Estimation of Mineral Resource and Mineral Reserves Best Practices guidelines. This Technical Report was prepared following the guidelines of the Canadian Securities Administrators National Instrument 43-101 and Form 43-101 F1.

2.3	Basis of Technical Report

The purpose of this Technical Report is to present the geological review of the Maud Creek Gold Project. This report is based on information provided by Newmarket Gold to SRK and verified during site visits conducted in 2015 and any additional information provided by Newmarket Gold throughout the course of SRK’s investigations. The Qualified Persons have reviewed all relevant information and determined it to be adequate for the purposes of the Technical Report. The Qualified Persons do not disclaim any responsibility for this information. SRK has no reason to doubt the reliability of the information provided by Newmarket Gold.

This Technical Report is based on the following sources of information:

•	Discussions with Newmarket Gold personnel;

•	Inspection of Newmarket Gold’s Maud Creek Gold Project; and

•	Additional information and studies provided by Newmarket Gold.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 2

2.4	Qualifications of SRK and SRK Team

The SRK Group comprises over 1,400 professionals, offering expertise in a wide range of Resource engineering disciplines. The SRK Group’s independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. This fact permits SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues. SRK has a demonstrated track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

The compilation of this Technical Report was completed by Peter Fairfield, Principal Consultant (Project Evaluation), BEng (Mining), FAusIMM (No 106754) CP (Mining). By virtue of his education, membership to a recognised professional association and relevant work experience, Peter Fairfield is an independent Qualified Person (QP) as defined by NI 43-101.

Danny Kentwell, Principal Consultant (Resource Evaluation), MSc Mathematics and Planning (Geostatistics), FAusIMM, undertook a review of the Mineral Resources and geological aspects of the project and contributed to the relevant sections in this Technical Report. By virtue of his education, membership to a recognised professional association and relevant work experience, Danny Kentwell is an independent QP as defined by NI 43-101.

Table 2-1:      Site Visits

QP	Position	Employer	Last Site Visit Date	Purpose of Visit
Peter Fairfield	Mining Principal Consultant	SRK	13 Aug 2014	Site Inspection
Simon Walsh	Processing Principal Consultant	Simulus	13 Aug 2014	Site Inspection
Rodney Brown	Geology Principal Consultant	SRK	13 Aug 2014	Site Inspection
Louie Human	Geotechnical Principal Consultant	SRK	3-7 Aug 2015	Geotechnical Logging
Tristan Cook	Geotechnical Consultant	SRK	3-7 Aug 2015	Geotechnical Logging
Kirsty Sheerin	Geology Consultant	SRK	3-7 Aug 2015	Geological Logging

2.5	Acknowledgement

SRK would like to acknowledge the support and collaboration provided by Newmarket Gold personnel for this assignment. Their collaboration was greatly appreciated and instrumental to the success of this project.

2.6	Declaration

SRK’s opinion contained herein is based on information collected by SRK throughout the course of SRK’s investigations, which in turn reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time. Consequently, actual results may be significantly more or less favourable.

This report may include technical information that requires subsequent calculations to derive sub-totals, totals and weighted averages.

Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 3

SRK is not an insider, associate or an affiliate of Newmarket Gold, and neither SRK nor any affiliate has acted as advisor to Newmarket Gold, its subsidiaries or its affiliates in connection with this project. The results of the technical review by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 4

3	Reliance on Other Experts

This report has been prepared for Newmarket Gold and is based, in part, as specifically set forth below, on the review, analysis, interpretation and conclusions derived from information which has been provided or made available by Newmarket Gold, augmented by direct field examination and discussion with former employees, current employees of Newmarket Gold.

The Qualified persons have reviewed such technical information and determined it to be adequate for the purposes of this Technical Report. The Qualified Persons do not disclaim any responsibility for this information.

SRK have not performed any sampling or assaying, detailed geological mapping, excavated any trenches, drilled any holes or carried out any independent exploration work.

SRK did undertake geological and geotechnical logging of specific drillholes to assist in validating project assumptions.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 5

4	Property Description and Location

The Maud Creek Deposit of Newmarket Gold described within this Technical Report is located within the Pine Creek region of the Northern Territory of Australia (Figure 4-1). There are other projects managed and owned by Newmarket Gold in the Northern Territory which are discussed further in Section 23, they include:

•

The Union Reefs Gold Project and processing plant (Figure 4-2), located approximately 170 km south-southeast of Darwin accessible by the Stuart Highway, 18 km north- northeast of the Township of Pine Creek;

•	The Pine Creek Gold Project;

•	The Burnside Gold & Base Metals Project:

•	The Moline Gold and Base Metals Project; and

•	The Yeuralba Gold and Base Metals Project.

Figure 4-1:      Newmarket Gold’s general location – Northern Territory gold properties

4.1	Property Location

The Maud Creek project comprises a total of 23 mineral titles (all granted) covering a total area of 29,489 ha (294.89 km2), as follows summarised in Figure 4-1.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 6

Table 4-1:      Summary of Mineral Titles Maud Creek Deposit

Licence Type	Number	Area (km2)
Exploration Licence
Exploration Licence (EL)	2	280.26
Sub-total	2	280.26
Mineral Leases
Mineral Lease (ML)	2	12.25
Sub-total	2	12.25
Total	4	292.51

The Project is located 20.7 km east northeast of the regional administrative centre of Katherine (population 9,800) and is just east of the Township of Katherine. The deposit and proposed infrastructure is located on ML30260 which was granted 14 April 2014 and will expire on the 13 April 2024.

Geographically, the Project is centred about 6.7 km straight line distance northeast of the Stuart Highway, 287 km southeast of Darwin (population 129,100), the capital city of the Northern Territory (population- 233,300), at Latitude 14°26’41”S Longitude 132°27’10” and UTM (AMG) coordinates (WGS 84, Zone 53L) 225407mE and 8401561mS, elevation 131 mASL.

Figure 4-2:      Maud Creek Gold Project Tenements

4.2	Land Tenure

The Maud Creek Project area lies within land traditionally owned by the Jawoyn people, who continue to exercise their traditional cultural attachment to the Katherine region as the owners and co-managers (with the NT Parks and Wildlife Commission) of the Nitmiluk National Park. The project lies on freehold land (NT Portion 4192, a subdivision of Portion 4159), outside lands administered by the Jawoyn Aboriginal Land Trust and the proposed mining operations area does not intersect any other Aboriginal land trust parcels.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 7

The key mining tenement required for implementation of the Maud Creek project is ML 30260. Newmarket Gold was granted tenure over ML30260 on 14 April 2014. The current tenure expires on 13 April 2024, at which time the tenement holder has the option to renew its holdings, providing it has adhered to tenement conditions and to reporting and expenditure obligations.

There are no registered or determined native title claims over the Project area.

A land use agreement is in place for the titles shown in Figure 4-3. This is termed the Michell Compensation Agreement, which was original signed in 1992 between Michell, Biddlecombe and Trescabe to compensate the landholder for being deprived of the use of the surface of land, any damage to the property through exploration activities and being deprived of land improvements. This agreement has been assigned and accepted by Newmarket Gold.

There is an agreement between Newmarket Gold- and the estate of Robert Biddlecombe relating to titles EL7775, EL8018 and MCN’s 4218 4225, (Figure 4-4), inclusive relating to a royalty payment for the mining of gold on these tenements. This is discussed further in Section 22.2.5.

Figure 4-3:      Agreements for Maud Creek Royalty

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 8

Figure 4-4:      Agreements for Maud Creek Royalty with Biddlecombe

4.3	Underlying Agreements

4.3.1	Royalties

The following is a summary of the agreement and royalties, provided to SRK by Newmarket Gold, further detail is presented in Section 22.2.5.

Government Royalty – payable to the Northern Territory under the Mineral Royalty Act (NT). The royalty rate is 20% of the net value of a saleable mineral commodity (in this case the gold concentrate) sold (or removed without sale) from a production unit (i.e. ML 30260) in a royalty year. The net value for the production is calculated by the following formula:

Net Value = Gross Realization – (operating costs + capital recognition deduction + eligible exploration expenditure + additional deductions)

Harmony Royalty – payable to Harmony Gold Operations Limited pursuant to a Deed of Assignment and Assumption dated 2 September 2009. Applies to all of ML 30260. The royalty rate is 1% of the value of all Gold as defined in the agreement (i.e. the Perth Mint price for gold with no deductions). The royalty is not payable before 250,000 ounces of gold produced. Note also the Decision to Mine payment of AUD2M (indexed to CPI).

Virotec Royalty – payable to Mt Carrington Mines Pty Ltd pursuant to a Deed of Assignment and Assumption dated 2 September 2009. Applies only to that part of ML 30260 that was formerly within MCNs 4218 to 4225. Royalty rate is AUD5.00 per ounce with respect to 80% of the gold produced.

Biddlecombe Conglomerate Royalty – payable to Robert Biddlecombe (estate) pursuant to a Deed of Assignment and Assumption dated 2 September 2009. Applies only to that part of ML 30260 that was formerly within MCNs 4218 to 4225. Royalty rate is 1% of the gross value received as sale proceeds of all mineralization, metals, minerals and other products, after payment of the expenses incurred in smelting and refining charges.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 9

Note that the above summaries are based on a plain reading of the documents.

NT Build Levy

Although it is not a royalty, for the purposes of the financial modelling of the Maud Creek project the construction works associated with the Maud Creek project may be subject to a levy under the Construction Industry Long Service Leave and Benefits Act (NT) (Levy Act).

In summary, the Levy Act imposes a levy on Construction Work in the Territory where the costs of construction work, commenced after 7 April 2014, are AUD1 million or more. The levy must be paid, prior to construction works commencing, by the person for whom the work is to be done (i.e. Newmarket Gold). The definition of Construction Work applies to civil works and works for buildings and structures that form part of the land, including a range of repair and maintenance works with respect to such civil works or buildings and structures.

The levy rate for construction works that commence after 7 April 2014 is 0.1% of the costs of the construction work. The Levy Act specifies that the costs of Construction Work is the total contract prices for all the construction contracts in relation to the work.

4.3.2	Farm-out Agreement

Farm-out agreements provide for third parties to explore on mineral titles, which are not owned 100% or substantially controlled by Newmarket Gold. The following discusses agreements relevant to the Maud Creek Project.

On November 6, 2013, Thundelarra Exploration Limited Uranium Exploration (Thundelarra) withdrew from a joint venture agreement with Newmarket Gold. Thundelarra was replaced by Rockland Resources Pty Ltd (Rockland) as party to the joint venture agreement, a 100% owned subsidiary of Oz Uranium Pty Ltd. Rockland was then replaced as a party to the agreement with Oz Uranium Exploration Agreement for the Pine Creek Tenements. Rockland Resources Pty Ltd (Rockland), a wholly-owned subsidiary of Oz Uranium, and Crocodile Gold formed a joint venture on November 6 2013, in regards to uranium exploration and development on the Maud Creek, Burnside, Cosmo, Pine Creek, Union Reefs and Moline projects. Rockland has a minimum expenditure commitment of AUD1 million over the next four years. Rockland has the rights to apply for a mining tenement in its own right as long as it does not conflict with Newmarket Gold’s operations.

Over the past 12 months Rockland has been active in the Pine Creek region. They have conducted regional scale geophysical surveys and reviews (VTEM) as well as geochemical analysis, structural mapping and drilling in and around their currently identified uranium deposits. While one prospect is close to the Cosmo Mine (Fleur de Lys) no work has been conducted by Rockland on MLN993.

Land and Mining Property Swap Agreement - 2008

Land & Mining Property Exchange Deed (unregistered) and Land Use Deed dated 2008 (unregistered).

Parties involved:

•	GBS Gold Australia (Land Holdings) Pty Ltd and Terra Gold Mining Pty Ltd (previously Terra Gold Mining Limited); and

•	Teelow Nominees Pty Ltd and Michael Daniel Teelow.

BACKGROUND

This agreement relates to the transfer of the Moline Project from Michael Teelow to GBS Gold in exchange for the transfer of the Maud Creek farm and NT portion 4192 from GBS to Michael Teelow. The titles transferred to GBS included MLN 41 and 1059, EL’s 23605, 22966, 22967, 22968, 22970, 24262 and 24127 and MLA 24173.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 10

PARTICULARS

As part of the property swap agreement Teelow, the lease owner, has the first right of refusal on any land sale at the Maud Creek farm. The tenement owner also has the Right of way over the property which allows the tenement owner the rights to establish easement over the farm. Newmarket Gold exercised this right and has established two easements over the farm for future access to the mine.

4.3.3	Farm-in Agreement

In 2014, Phoenix Copper Pty Ltd (now PNX Metals) entered into a Farm-in agreement with Newmarket Gold. The Heads of Agreement was signed in August 2014 and was completed in December 2014. The Farm-in agreement relates to exploration activities on the Burnside Exploration Licenses as well as at the Chessman (close to Maud Creek) and Moline projects.

The Farm-in Tenements include the Maud Creek Project including exploration licenses EL25054 and EL28902, and mineral lease ML30293.

The Farm-in agreement will allow Phoenix to earn up to 51% through the spending of AUD2 million on exploration activities over a two year period. They can then earn a further 39% by spending an additional AUD2 million for another two year period. This will potentially take their ownership of these projects to 90%. Newmarket Gold retains a claw-back right to precious metal discoveries. While this agreement is not over the Cosmo Mine area, it covers the exploration licenses that surround the Cosmo Deposit.

PNX Metals has been active since signing the Heads of Agreement in August 2014.

Figure 4-5:     Agreements for Maud Creek Farm-in with PNX Metals

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 11

4.4	Environmental Liability

In addition to any environmental impacts that would arise in connection with new mining or mineral processing activities, Newmarket Gold would generally be liable for the management and eventual rehabilitation of legacy impacts present at the Maud Creek site at the time that Newmarket Gold took ownership of the Project.

Exploration for a range of commodities (copper, molybdenum, uranium, gold) has occurred intermittently at Maud Creek since approximately 1890. Small scale gold mining and a limited amount of processing is reported to have occurred at the site in 1890 – 1891 and again in 1932 – 1934 (Mining One, 2013).

The most recent mining at Maud Creek occurred in 2000, when Katherine Mining NL conducted open cut mining for gold. Ore was treated offsite. In the order of 9 ha of disturbed land (comprising 2.7 ha associated with the pit void, 1.6 ha associated with the former ROM pad and approximately 4.7 ha occupied by a waste rock dump) remain from previous mining. Minor disturbance related to support infrastructure (access tracks, relocatable offices) also remains (Figure 4-5).

Vegetation mapping conducted in 2007 as part of baseline environmental studies for an environmental impact assessment of the proposed Terra Gold mining project at Maud Creek mapped an area of approximately 14 ha as cleared for mining and the Terra Gold EIA reported that Approximately 96 ha of savannah woodland vegetation has been cleared in the Maud Creek project area for pastoral development and to support exploration and historical mining activity (Crawford and Metcalfe, 2007; URS, 2008). Exploration disturbance (drillholes) arising during exploration activities subsequent to Crocodile Gold’s acquisition of the Maud Creek tenements in 2009 is reported to have been rehabilitated (Mining One, 2013).

In addition to direct clearing, historic mining activity is likely to have contributed to the establishment and spread of weeds, which are reported to be abundant and well established at Maud Creek, with dense infestations, especially along access roads and drainage lines and in disturbed areas. Some of the weeds recorded in the Project area are declared weeds under the NT Weed Management Act. Landholders are required to make a reasonable attempt to control and prevent the spread of declared weed species (Department of Land Resource Management, 2015).

Legacy features from previous mining at Maud Creek (notably the waste rock dump and pit void) may represent a potential source of acid or metalliferous drainage, however the limited surface and groundwater quality data for the site do not so far show the presence of significant impacts: water quality downstream of the site and in water storages at the site is generally in the range of values recorded upstream.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 12

Figure 4-6:      Existing disturbance at Maud Creek (May 2007) (from URS, 2008)

Mining activities in the Northern Territory are fully bonded. That is, the NT government requires lodgement of a security to cover 100% of the estimated cost of rehabilitating any disturbance proposed by the tenement holder under its Mining Management Plan (MMP), together with the cost of rehabilitating any pre-existing disturbance on the tenement. Additionally, from 2013, tenement holders are required to make annual contributions to the Mine Rehabilitation Fund (MRF) established under the Mining Management Act. The MRF payments are a non-refundable annual levy of 1% of the total calculated rehabilitation cost applied to each mining operation.

SRK has not independently estimated the cost of rehabilitating existing disturbance within the Maud Creek tenements as part of this initial review.

Permitting of the Project would require the preparation of a Mining Management Plan (MMP), including a cost estimation of mine rehabilitation and closure works. The NT Government has developed an Excel spreadsheet for estimating the security deposit to be lodged to cover mine rehabilitation and closure.

4.5	Legislation and Permitting

In the Northern Territory environmental impact assessment and subsequent authorisation and regulation of the implementation of mining and related support activities is chiefly administered until three Acts:

•	The Environmental Assessment Act 1982,

•	The Mining Management Act 2001, and

•	The Waste Management and Pollution Control Act 2009.

The Mineral Titles Act 2010 also exerts a considerable influence on regulation of environmental aspects of mining activities in that it provides for a number of significant exemptions to licensing provisions under other Acts that would otherwise apply.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 13

If a mining proposal has the potential to give rise to significant adverse impacts on a Matter of National Environmental Significance then it may also require referral to and assessment by the federal Department of the Environment (DotE) under the Environment Protection and Biodiversity Conservation Act 1999 (EPBC Act). A simplified flow chart showing the environmental impact assessment process is presented in Figure 4-6.

Although there are some differences in the duration and fine detail of the Public Environmental Review (PER) and Environmental Impact Statement (EIS) pathways, the overall processes are similar. The red arrow on the figure shows the point at which Terra Gold’s environmental permitting was terminated by the proponent.

The Maud Creek Project currently contemplated by Newmarket Gold has not been referred to the Northern Territory Environmental Protection Authority (NTEPA) or DotE for assessment. In 2006 Terra Gold referred a proposal for mining and processing of mineralization from Maud Creek to the NTEPA for assessment. The EPA determined that Terra Gold’s Maud Creek proposal should be assessed via the EIS pathway. A draft EIS report was issued for public review and comment in early 2008, but the proposal was ultimately withdrawn without completing the assessment process. Terra Gold also referred its Maud Creek proposal to the Commonwealth in 2006. In early 2007, the federal government determined that the Project was not a ‘controlled action’ under the EPBC Act.

It is likely that any future assessment of the Maud Creek project would follow a similar assessment path. Although much of the information produced for Terra Gold’s EIS would still be relevant, it would almost certainly be necessary to recommence the Project’s environmental assessment from the NOI stage (i.e., it would not be possible to re-activate the project assessment starting at the public exhibition phase). There is no fixed statutory timeline for the EIS process. A minimum of 18 to 24 months is typically required to progress from the NOI stage to completion of the EPA assessment.

Once the EIS process has been completed, permitting of operational aspects of the Project would be administered primarily under the Mining Management Act and the Waste Management and Pollution Control Act. Apart from the approvals required under these Acts, a range of authorisations or implementation conditions may arise under the following legislation:

•	Water Act 1992;

•	Heritage Act 2011;

•	Northern Territory Aboriginal Sacred Sites Act 1989;

•	Planning Act 1999;

•	Dangerous Good Act 1998;

•	Transport of Dangerous Goods by Road and Rail (National Uniform Legislation) Act 2011;

•	Territory Parks and Wildlife Conservation Act 2000;

•	Native Title Act 1993 (Cth); and

•	Aboriginal Land Rights (Northern Territory) Act 1976 (Cth).

Additional information on permitting of specific environmental and heritage aspects of the Project is presented in Section 20.2

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 14

Figure 4-7:      Simplified process diagram – NT environmental assessments

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 15

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Northern Territory is the least populated of all areas in Australia. It encapsulates a total area of 1.35 million square kilometers and accounts for 20% of the whole country; however, just 233,300 (ABS March 2012) or 1% of Australia's population reside there.

The Territory varies considerably in topography, climate, and infrastructure. The Top End, where the Northern Territory Gold Properties are located, is home to the Aboriginal Arnhem Land which includes the Kakadu National Park. The region is dry between April and September, and wet between October and March. During the wet season everything is green and there is no dust; however, the humidity and temperatures are high and access off road is difficult.

The centre is extremely arid, with greatly varying temperatures and is known as the Red Centre named because red is the predominant color found in the soil.

Darwin, Capital of the Northern Territory, lies on the coast to the north and provides the majority of infrastructure support and services for the mining industry. The Stuart Highway, which virtually bisects the country, is the main road that leads from Darwin to Alice Springs then on to Adelaide in South Australia.

5.1	Accessibility

Access is gained to the Project from Darwin by travelling south for some 314 road kilometers along the sealed Stuart Highway to the town of Katherine.

The Stuart Highway, the area’s major thoroughfare, and the Adelaide-to-Darwin transcontinental railway line bisect Australia in a north-south sense and provide access to the Maud Creek Property. The Project site is approximately 30km from the town of Katherine.

The Union Reefs processing plant, owned by Newmarket Gold is located approximately 185 km southeast of Darwin, 15 km north of the town of Pine Creek.

5.2	Land Use

Major land uses are traditional Indigenous uses, nature conservation (including parts of Kakadu National Park and World Heritage Area and Litchfield National Park), urban and other intensive uses and grazing. Approximately 85,000 hectares have been cleared.

The region has undergone some localized clearing and the major land uses are grazing, nature conservation (including parts of Kakadu National Park and World Heritage Area and Litchfield National Park), traditional Indigenous uses and other intensive uses including horticulture.

The Daly Basin Bioregion consists of gently undulating plains and scattered low plateau remnants and has a tropical monsoonal climate with distinct wet and dry seasons and high temperatures throughout the year. Dominant vegetation is tropical eucalypt woodlands/grasslands and eucalypt open forests. Smaller patches of eucalypt woodlands and melaleuca forests and woodlands are present.

The major land use is grazing on native pastures and traditional Indigenous uses with some horticulture, grazing on modified pastures and nature conservation. The region has undergone some clearing (approximately 167,000 ha) for these developments the vegetation of the Maud Creek area consists largely of woodlands and open woodlands (predominant species – Eucalypts) that have been degraded by the impacts of cattle, buffalo and wild donkeys. No rare, threatened or endangered species have been identified in the area.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 16

5.3	Topography

Generally the topography of the Property area is flat, locally gently undulating.

In the Maud Creek area, the terrain is flat lying to undulating. Ephemeral streams transect the project area and drain into the westward flowing Katherine River that flows all year. Land units occurring within the Maud Creek area include:

•	Rugged terrain with slopes 15 to 40% with shallow or skeletal soils;

•	Hilly terrain with slopes 5 to 15%, rocky and boulder strewn with shallow and skeletal soils;

•	Gently undulating crests and upper slopes to 5% with shallow rocky soils;

•	Undulating terrain with slopes 5 to 10% with grey and brown clays; and

•	Major creeks and gullied tributaries.

5.4	Climate

The Top End of the Northern Territory has a tropical monsoon climate characterized by two distinct seasonal patterns: the ‘wet’ monsoon and the ‘dry’ seasons. The wet season generally occurs from November through to April and the dry season between May and October. Almost all rainfall occurs during the wet season, mostly between December and March, and the total rainfall decreases with distance from the coast.

The mean daily maximum temperature, as recorded at Darwin on the northern coastline, is 31°C in the coolest months of June to August and 33°C in the hottest months of October and November. The mean daily minimum temperature in Darwin range from approximately 19°C (dry season) to 25°C (wet season). The average annual rainfall at Darwin is 1,713 mm.

The mean daily maximum temperature, as recorded at Katherine, is 31°C in the coolest months of June to August and 38°C in the hottest months of October and November. The mean daily minimum temperatures at Katherine range from approximately 13°C (dry season) to 24°C (wet season). The average annual rainfall at Katherine is 971 mm.

During the wet season, high intensity rainfall events are common, resulting in local flash flooding of ephemeral streams and watercourses. Mining operations are continuous throughout the year; however, increased ore stockpiling is undertaken in the lead up to the wet season thereby offsetting the reduced mining movements over that period. Experience has shown that it is best to shut down ore hauling during periods of extreme rainfall as damage to haul roads by large trucks may occur quickly.

The annual evaporation rate remains high throughout most of the Northern Territory, ranging from 2,400 mm to 4,000 mm per annum. Monthly evaporation exceeds rainfall for eight months of the year at the coast increasing to the whole year inland. It remains relatively high even during the wet season.

Climate gradually moves from seasonally wet tropical in the north to arid in the south, with corresponding changes in landscape, with areas of rocky escarpment and plateau which break a low relief in the north and rocky ridges in the south.

The Northern Territory has a diversity of vegetation that is maintained by its variety of climate and soils. Natural vegetation of the Properties is typical of savannahs of the northern part of Australia, dominated by Eucalypt species with a grassy understorey dominated by sorghum species. The Northern Territory is the only area in Australia that does not have conspicuous temperate flora.

In the north, the vegetation is typically tropical savannah (eucalypt woodland and eucalypt open woodland with a grassy understory). This landscape experiences dramatic seasonal changes with intense growth in the wet season (summer) and widespread fires in the dry season (winter). Famous worldwide for the tropical wetlands and rugged sandstone escarpments of Kakadu National Park, the wetlands are of importance for conservation, providing breeding areas, habitat and refuge for important wildlife populations.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 17

From the north, a transition area moves from eucalypt woodlands into areas of melaleuca and acacia forests and woodlands and south into the spinifex (hummock grasslands), Mitchell grass (tussock grasslands) and acacia woodlands and shrublands. The vegetation increases in diversity around Alice Springs with areas of mulga, mallee, chenopods, hummock grasslands, small pockets of eucalypt woodlands and salt lakes.

5.5	Infrastructure and Local Resources

Darwin has a population in excess of 129,000 and is the capital city of the Northern Territory. It is the administrative centre of the Northern Territory government and a major transportation hub, with an international airport and deep-water port and the Adelaide to Darwin transcontinental railway terminating at the East Arm port. As the largest city in the Northern Territory, Darwin also has excellent schools, hospitals, and retail, commercial and light industrial services.

A considerable proportion of consumer and other goods reaching the Northern Territory are brought by road from Queensland or South Australia. The Stuart, Arnhem, Kakadu, Barkley and Victoria Highways ensure high service levels to the Darwin region from the Australian capitals and other regional centres.

Despite its low population, the area between Darwin and Katherine in the Northern Territory is well serviced with infrastructure. Significant mining operations have been developed in the area over the past 30 years, with gold ore mining and processing operations conducted within or in close proximity to the project areas at Cosmo Howley, Brocks Creek, Pine Creek, Mount Todd and Union Reefs.

Katherine is a regional centre with a population of approximately 9,800 and enjoys excellent infrastructure, services and communications. This is the closest centre of population to the Maud Creek project.

The regional mining communities of Pine Creek (with a population of 450) and Adelaide River (population of 200) support the Burnside, Maud Creek and Moline gold projects.

The Arnhem Highway to the east southeast of Darwin provides a communication link to the Kakadu National Park and Jabiru, a town of 1,135, which provides accommodation for the uranium mines in the vicinity. Accommodation and services are available along the highway, primarily for the tourist trade.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 18

6	History

6.1	Introduction

Gold was initially discovered in the Maud Creek area in 1890 and a small plant was set up but ultimately abandoned in 1891. This is now called the Chlorite Hills and O’Shea’s area.

The area was re-looked at from 1932-34 when 400 tonnes of ore -produced 540 ounces of gold. Mining was from about 20 shallow shafts and small holes that were 6 - 12 meters deep with horizontal workings from 15 30 meters in length in the Chlorite Hills and O’Shea’s area.

Interest in the Maud Creek area was rekindled in the 1960s during an assessment of the mineral potential of the Top End of the Northern Territory. This study was prompted by the discovery of-significant uranium mineralization in the nearby South Alligator River valley in the mid 1950s.

The Northern Territory Geological Survey carried out IP surveys, soil sampling and petrographic investigations in the late 1970s as part of an assessment of an extension to the nearby township of Katherine.

6.2	Ownership and Exploration Work

Between 1966 and 1973 several companies including Western Nuclear Australia and Magnum Exploration NL explored the area for copper, gold and uranium. IP surveys and drilling of siliceous and gossanous breccias intersected low, albeit anomalous, concentrations of copper and molybdenum and numerous pyritic zones.

In 1973 Magnum Exploration NL (EL147) explored the breccia in the Red Queen/Chessmen area as part of a copper-uranium search. They considered the breccia to be similar to the Rum Jungle occurrence. They drilled 7 holes into the breccia and met with pyritic material with low copper values. They also dug trenches, and obtained anomalous copper and molybdenum values. They did not assay for gold.

In 1985 the Minerals and Exploration and Development Group (MEDG) of CSR Ltd explored the Maud Creek area. Stream sediment sampling returned a 1.3 ppb BLEG gold result about 1.3 km to the west of the old 19th century workings on Maud Creek (now called Chlorite Hills and O’Shea’s).

Placer Exploration purchased MEDG in 1987 and followed up on the BLEG anomaly with rock chip sampling and drilling which subsequently resulted in the discovery of the Gold Creek Zone.

Placer sold the deposit in 1992 to Kalmet Resources NL.

CSR Limited in 1986 held the Peckham Hill EL4874 that covered the Chessmen/ Red Queen prospect (located to the northwest of the Gold Creek Zone). They recognized that the breccia in the area previously mapped by the Bureau of Mines displayed epithermal textures. They conducted exploration programs comprising rock chip sampling, soil sampling, trenching and drilling at Red Queen and along strike. Some 10 km of strike of the breccia/veins were rock chipped and anomalous gold in a gossan sample was reported at Red Queen up to 6.63 g/t Au and 1.02% arsenic (AMG 8406034mN 221372E). The samples were also anomalous in copper, antimony, mercury and thallium.

Another gold anomalous breccia was located 1 km NE of Red Queen and this assayed 0.23 g/t Au. The remainder of the siliceous breccia gave values below 0.07 g/t Au. The north Chessmen location gave an anomalous stream sediment value (14.3 ppb gold at AMG 8406800N 331300E).

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 19

Soil sampling over the Red Queen prospect produced a peak value of 0.33 g/t Au at the western edge of the volcanic-sediment contact. The anomalous breccia also gave positive soil values. Another zone was detected in the north with a value of 0.32 g/t Au in sediments, but without obvious structural association.

Trenching by CSR was carried out in the Red Queen area to test the soil anomalies numbered T1 to T7. T1 coincided with a Magnum Exploration (1973) trench and anomalous gold, arsenic and copper were reported with the best gold value at 6.72 g/t Au from quartz veins in mafic fragmentals. T2, also in an adjacent Magnum trench gave a peak value of 0.61 g/t Au. Trench T3, located 30 m to the SW, met with a carbonated zone with a maximum value of 1 m @ 0.42 g/t Au. T4, on a soil anomaly, met with 2 m @ 0.33 g/t Au. T5 and T6 did not explain the soil anomaly. T7 met with a best result of 2 m @ 0.46 g/t Au.

Percussion drilling was carried out totalling 1,210 m in 9 holes (CMPDH series). - While promising mafic lithologies and chalecedony quartz-carbonate alteration were met with, the results were sub economic with the best values falling in the range 0.1 - to 0.4 g/t Au over intervals up to 19 m.

Between 1989 1990 Placer re-established the CSR grid at Red Queen/Chessmen and conducted soil sampling (412 samples) on a 25 m grid. Samples were assayed for gold, copper, lead, zinc and arsenic. They reported two zones of gold anomalism, one over quartz veins and sheared chert and the other with the western contact zone. The anomalies displayed little correlation with the CSR soil anomalies. Elevated base metal values appeared to correlate with the hematite stained volcanics.

Rock chip sampling and mapping comprised 29 samples and assays up to 4.1 g/t Au were obtained from hematite float in the western contact zone.

Two lines of IP, dipole-dipole, were carried out. A chargeability anomaly was attributed to black cherts. Ground magnetics were carried out over two airborne magnetic anomalies.

Five RC holes were drilled at Red Queen for 576 m. (RQP) Hole RQP5 drilled under a soil anomaly near the IP chargeability anomaly met with 10 m @ 0.95 g/t Au from 46 m and 8 m @ 0.97 g/t Au from 60 m. The associated lithology was black cherts. In general, attempts to correlate surface geology with the drilling proved confusing.

The Chessmen/Red Queen area was reduced to three MCNs and held as a second priority resource area following the discovery of the Main Zone gold deposit at Gold Creek. The trenches and drillholes were rehabilitated.

The Maud Creek project was owned by a number of companies until the acquisition of the project by GBS Gold in December 2006. Substantial drilling, in the order of 66,000- 90,000 meters of RC and diamond drilling, is reported on the project area during the period 1966 – 2006, oriented toward gold exploration.

During 1985 and 1986, CSR Limited (CSR) explored the area in an attempt to locate gold mineralization in the Lower Proterozoic dolerites. Work included 25 meter line spacing airborne magnetic and radiometric surveys, stream sediment sampling, soil sampling, rock chip sampling, petrographic sampling and trenching.

Between 1993 and 1997, Kalmet Resources NL (Kalmet) completed a series of drilling programs at Maud Creek. Metallurgical testing of five high-grade RC samples was completed and an environmental impact study was commissioned. Metallurgical studies showed the primary gold- bearing sulphide mineralization was refractory in nature and bio- oxidation tests were initiated. A close line spaced airborne magnetic and radiometric survey was contracted over a significant part of the land position (Figure 6-1). Interpretation of this radiometric data was completed by Independent Engineers in 2005 (Figure 6-2 and Figure 6-3).

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 20

Figure 6-1:      1997 airborne magnetic and radiometric survey

Figure 6-2:      Maud Creek area pits and prospects (Independent Engineers)

Note: interpreted from radiometric data

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 21

Figure 6-3:      Maud Creek regional geology and structural interpretation by Independent Engineers 2005

In 1997, Kilkenny Gold NL acquired Kalmet and undertook RC and diamond drilling. They carried out significant drilling and increased the global resource to 995,000 ounces (Indicated and Inferred Mineral Resources).

Further metallurgical test work was completed including pilot scale flotation and bio-oxidation program. In 1998, Signet Engineering completed a full feasibility study for the extraction and processing of oxide, transition and primary mineralization from Maud Creek. A comprehensive draft Environmental Impact Study was also produced.

In 1998 Kilkenny Gold commissioned SRK to complete a structural assessment and interpretation of aeromagnetic results. The report, maps and interpretation are quite detailed.

A major flood in the Katherine area in 1998 saw the loss of a significant amount of technical data in the form of reports and diagrams.

AngloGold acquired rights to mine the oxide zone of the Main Zone deposit at Maud Creek and treat the ore at the Union Reefs plant. Mining operations were conducted during 2000. A total of 173,581 tonnes grading 3.32 g/t Au for 18,527 ounces were obtained. Ore was trucked from Maud Creek to the Union Reefs mill.

Hill 50 Gold NL acquired the Maud Creek project from Phoenix Mining Ltd in March 2001 and conducted an extensive review of previous exploration, which identified five gold targets within the property. A program of rock chip sampling was conducted at the Runways prospect. Additional RC and diamond drilling was completed at Gold Creek and surrounding prospects.

In late 2001, Harmony Gold Company Ltd launched a takeover bid for Hill 50 and by mid 2002 had successfully completed the acquisition of the company and all its assets including the Maud Creek deposit. A photo geological interpretation of the property was completed by Snodin (2002), who recommend areas for further follow-up work.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 22

In December, 2004, and prior to being acquired by GBS Australia, Terra Gold Mining Pty Ltd (TGM) purchased an option to acquire the Maud Creek project from Hill 50, which by that time had been acquired by Harmony Gold. In January 2005, TGM drilled a single combined percussion- diamond hole into the mineralized Main Zone to supply a limited quantity of sample for metallurgical test work purposes. Following a preliminary due diligence examination, in May 2005 TGM exercised its option to purchase the Maud Creek project.

In 2005, four holes totalling 711 meters consisting of 406 meters of RC pre collar and 305 meters of HQ3 diamond drill core were completed. These holes were designed primarily to provide additional samples for metallurgical test work.

In August 2005, GBS Gold Australia Pty Ltd, a wholly owned subsidiary of GBS Gold, announced its intention to acquire all of the issued share capital of Terra Gold Mining, including its interest in the Maud Creek Gold Project. The acquisition was completed in January 2006 and the 100% interest was transferred to GBS Gold.

GBS completed resource calculations as well as mining, geotechnical and hydrogeological studies of the Maud Creek deposit. They also completed an extensive EIS report on the deposit area.

An agreement to acquire a number of properties, including the Maud Creek property, was entered into on June 19, 2009 from GBS Gold International Inc. (GBS Gold) (in liquidation). GBS Gold operated the Tom’s Gully and Brock’s Creek underground gold mines, mined several open pit gold deposits and operated two gold processing plants, one at Tom’s Gully, the other at Union Reefs, near Pine Creek, Northern Territory, until September, 2008, when administrators were appointed.

On November 6, 2009, the mining tenements including the Maud Creek Property were registered in the name of Crocodile Gold, which became Newmarket Gold in July 2015.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 23

7	Geological Setting and Mineralization

7.1	Regional Geology

The Maud Creek Project lies within the Archean to Paleoproterozoic Pine Creek Orogen (PCO) which is located in the north of the Northern Territory and extends from Katherine in the south to Darwin in the north (Figure 7-1). The PCO is exposed over 47,500km2 and consists of a deformed and metamorphosed sedimentary basin with a thickness of over 4 km and overlies a Neoarchean (ca 2670-2500 Ma) granitic and gneissic basement (Ahmad & Hollis, 2013). The PCO hosts over a thousand mineral occurrences and is recognised as one of the most prospective mineral provinces within Australia (Ahmad & Hollis, 2013). Known resources include uranium, gold, and platinum group metals (PGMs), as well as substantial base metals, silver, iron and tin-tantalum mineralization.

Figure 7-1:      Pine Creek Orogen (northern orange zone) within the Northern Territory

(Source: Ahmad & Hollis, 2013)

The basement terrain of the PCO consists of a series of late Archean granite-gneiss basement domes which have subsequently been overlain by fluvial to marine sedimentary sequences of the Paleoproterozoic. These sequences have been divided into the Woodcutters and Cosmo Supergroups, which are separated by a major unconformity representing a time break of 160 Ma (Ahmad and McCready, 2001). Several highly reactive rock units are included within Cosmo Supergroup including carbonaceous shale, iron stones, evaporite, carbonate and mafic to felsic volcanic units of the South Alligator and Finniss River Groups. A northwest trending fabric is evident throughout these sequences resulting from greenschist facies metamorphism and multiphase deformation. A period of widespread felsic volcanism in aureoles between 500 m and 2 km wide overprint the earlier regional metamorphism following deposition of the Cosmos Supergroup (Snowden Report, 2008). A period of extension deformation following intrusions of these granitoids resulted in an extensive array of northeast and northwest trending dolerite dykes intruding the metasedimetary sequences.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 24

Gold mineralization within the PCO is defined as orogenic in nature and is recognised to have common geological, geochemical, mineralogical and thermochemical characteristics (Ahmad & Hollis, 2013). Gold mineralization is commonly strongly structurally controlled within the region with gold exploiting structures such as anticlines, strike slip shear zones and duplex thrusts as well as located in proximity to the Cullen Granite Batholith (Snowden Report, 2008). Mineralization is commonly recognised within the upper Woodcutters Supergroup and Cosmos Supergroup, specifically within the South Alligator Group and lower parts of the Finnis River Group. Of particular stratigraphic importance for mineralization are the Wildman Siltstone of the mount Partridge Group and the Koolpin Formation, Gerowie Tuff, and Mount Bonnie Formation of the South Alligator Group and the Burrell Creek Formation of the Finnis River Group as well as the Tollis Formation (Figure 22) (Snowden Report, 2008). Goldfields hosted within these units include Pine Creek, Mount Todd, Howley, Golden Dyke, Maud Creek and Brocks Creek gold fields (Ahmad & Hollis, 2013). Descriptions of these prospective host units are briefly summarised as follows.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 25

Figure 7-2:      Summary Stratigraphic Chart of the Pine Creek Orogen Source: Ahmad & Hollis, 2013

The Wildman Siltstone is the upper most unit of the Mount Partridge Group of the Woodcutters Supergroup and consists of a succession of laminated banded silty pyritic carbonaceous phyllite with minor sandstone and tuff beds, with an overall thickness of approximately 1,000 m. This unit is unconformably overlain by the Koolpin Formation of the South Alligator Group (Ahmad & Hollis, 2013).

The South Alligator Group is the oldest member of the Cosmos Supergroup and is divided into three units (Koolpin Formation, Gerowie Tuff, and Mount Bonnie Formation). Compositionally this group consists of a succession of iron rich sedimentary rocks, tuff, carbonate rocks, shale, greywacke and siltstone (Snowden Report, 2008). The Koolpin Formation is the lowermost unit of the South Alligator Group. It consists of sulphidic and carbonaceous argillite, ferruginous chert, ironstone, silicified dolomites and phyllitic mudstones which were deposited in a low energy environment (Ahmad & Hollis, 2013). The Koolpin Formation varies in thickness from less than 300 m to in excess of 1000 m. The Gerowie Tuff is up to 750 m thick and is comprised of mudstone, siliceous shale, siltstone and tuff with subordinate amounts of laminated cherts and carbonaceous siltstones. Minor quartz nodules and iron rich sedimentary sequences are additionally recognised (Ahmad & Hollis, 2013).

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 26

Numerous semi-conformable sills of pre-orogenic Zamu Dolerite intrude the Koolpin Formation and the Gerowie Tuff and vary in thickness from several meters to a few hundred meters. The Mount Bonnie Formation is the uppermost unit of the South Alligator group and consists of greywacke, carbonaceous siltstone, chert, tuff and ironstone and with a variable thickness between 150 and 400 m thick (Ahmad & Hollis, 2013).

The Burrell Creek Formation is the lowermost sequence within the Finnis River Group and is comprised of a thick (<3000 m) sequence of turbiditic sediments including greywackes, siltstones and mudstones (Snowden Report).

The Tollis Formation is the youngest member of the Finnis River Group and is host to several gold deposits including Maud Creek, Mount Todd, and Quigleys deposits (north, south, extended) (Ahmad & Hollis, 2013). This unit has limited aerial extent and consists of a succession of interbedded mudstone, slate, metagreywacke and minor felsic volcaniclastic shale that was conformably overlies the Burrell Creek Formation. This unit has previously been attributed to the El Sherana Group, however more recent interpretations of have placed this unit within the Finnis River Group (Ahmad & Hollis, 2013).

7.2	Property Geology

The Maud Creek gold field lies approximately 20km to the east of Katherine and lies within the south-eastern part of the Pine Creek Geosyncline (Figure 7-3). The Maud Creek goldfield hosts the historic Maud Creek Mine and the Maud Creek deposit (historically known as the Gold Creek deposit) (AngloGold Report, 2000). Proterozoic rock units in the Maud Creek area comprise the Tollis Formation, Maud Dolerite, Dorothy Volcanics (formerly Dorothy Volcanic Member), Edith River Volcanics, and Kombolgie Formation.

The Maud Creek deposit is hosted within the Tollis Formation which outcrops in the centre of the northwest of the Maud Creek area. This unit is typified by thin to thick beds of alternating greywacke and mudstone, minor conglomerate, altered mafic to intermediate volcanic rocks and banded ironstone. The Dorothy Volcanics consist of basaltic lava, pyroclastic rocks, tuffaceous sediments and sills and locally lie in faulted contact with the Tollis Formation (Ahmad & Hollis, 2013). To the east of the Maud Creek Deposit, the Muad Dolerite intrudes the Tollis Formation and outcrops as irregular bodies of up to 200 m in width (Snowden Report, 2008).

In the northern portion of the Maud Creek area, felsic volcanics of the Edith River Group are unconformably overlain by the fluvial sediments of the Kombolgie Formation. In the south and west the Tollis Formation is masked by Cambrian Antrim Plateau Volcanics and Tindals Limestone.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 27

Figure 7-3:      Location Map of the Maud Creek Deposit

7.2.1	Property Mineralization

The Maud Creek deposit is hosted within the Tollis Formation of the Finnis River Group. Mineralization is associated with a north-south trending Gold Creek Fault Zone (GCFZ) that forms the contact between mafic tuffs of the Dorothy Volcanics to the east and sedimentary rocks of the Tollis Formation to the west. The GCFZ and primary Maud Creek mineralization dips steeply to the east (65-75 ). The GCFZ is characterized by intense deformed and brecciated to cataclastic zone up to 10 to 15 m width (AngloGold Report, 2000). The GCFZ and Maud Creek mineralization is associated with stockworks and massive quartz veining, silica flooding and brecciation as well as intense graphitic and chloritic alteration (Ahmad & Hollis, 2013). Additional alteration recognised includes silica, carbonate, fuchsite and haematite. The contact zone orebody geometry has been defined as lenticular in shape with a steep plunge (70-80) to the south-east. This principal mineralized zone extends approximately 250 m north-south, and ranges in width from several meters to up to 50m width. The deposit remains open at depth (Snowden Report, 2008). Mineralization is recognised to extend beyond the contact vein lodes, with dispersion up to 25 m into the hangingwall tuff and 5 m into the footwall sediments. Outside of the primary vein orebody minor hangingwall microbreccia zones are recognised predominantly occurring proximal to minor faulting parallel to the GCFZ (AngloGold Report, 2000).

Away from the main contact fault zone, gold is recognised within a subvertical shear zone which lies proximal to the contact of the Maud Dolerite (Snowden Report, 2008). Mineralization is less continuous in this zone, with the absence of any major vein lode systems evident.

Gold occurs within the deposit as both free gold and as refractory gold in pyrite and arsenopyrite (Snowden Report, 2008). Sulphides can constitute up to 5% of the orebody with pyrite and arsenopyrite and gersdorffite recognised. These sulphides form as disseminations as well as massive intervals containing up to 50% pyrite (Ahmad & Hollis, 2013). Quartz makes up the remaining gangue mineral of the orebody assemblage.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 28

Ahmad & Hollis, 2013, Pine Creek Orogen: Ahmed M and Munsen TJ (compilers). Geology and mineral resources of the Northern Territory, Northern Territory Geological Survey, Special Publication 5.

7.3	Deposit Mineralization

The Maud Creek deposit is hosted within the Tollis Formation of the Finnis River Group. Mineralization is associated with a north-south trending Gold Creek Fault Zone (GCFZ) that forms the contact between mafic tuffs of the Dorothy Volcanics to the east and sedimentary rocks of the Tollis Formation to the west. The GCFZ and primary Maud Creek mineralization dips steeply to the east (65-75°). The GCFZ is characterized by intense deformed and brecciated to cataclastic zone up to 10 to 15 m width (AngloGold Report, 2000). The GCFZ and Maud Creek mineralization is associated with stockworks and massive quartz veining, silica flooding and brecciation as well as intense graphitic and chloritic alteration (Ahmad & Hollis, 2013). Additional alteration recognised includes silica, carbonate, fuchsite and haematite. The contact zone orebody geometry has been defined as lenticular in shape with a steep plunge (70-80°) to the south-east. This principal mineralized zone extends approximately 250 m north-south, and ranges in width from several meters to up to 50 m width. The deposit remains open at depth (Snowden Report, 2008).

Mineralization is recognised to extend beyond the contact vein lodes, with dispersion up to 25 m into the hangingwall tuff and 5 m into the footwall sediments. Outside of the primary vein orebody minor hangingwall microbreccia zones are recognised predominantly occurring proximal to minor faulting parallel to the GCFZ (AngloGold Report, 2000).

Away from the main contact fault zone, gold is recognised within a subvertical shear zone which lies proximal to the contact of the Maud Dolerite (Snowden Report, 2008). Mineralization is less continuous in this zone, with the absence of any major vein lode systems evident.

Gold occurs within the deposit as both free gold and as refractory gold in pyrite and arsenopyrite (Snowden Report, 2008). Sulphides can constitute up to 5% of the orebody with pyrite and arsenopyrite and gersdorffite recognised. These sulphides form as disseminations as well as massive intervals containing up to 50% pyrite (Ahmad & Hollis, 2013). Quartz makes up the remaining gangue mineral of the orebody assemblage.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 29

8	Deposit Types

The contribution from gold deposits in Proterozoic sedimentary basins to total gold production has increased markedly over the past two decades, both globally and within Proterozoic basins in Australia. Consequently, many Proterozoic basins are now considered high priority exploration targets.

8.1	Deposit Models

A variety of genetic models, ranging from magmatic through hydrothermal to syngenetic, have been postulated in the past for the formation of gold deposits in the Pine Creek Geosyncline (Figure 8-1). Gold and base metal mineralization in the Pine Creek Geosyncline is commonly associated with granite intrusions and have often been classified as high temperature contact aureole deposits. A secondary host rock control has also been suggested due to the association of gold mineralization with carbonaceous metasedimentary rocks.

However, much of the gold mineralization occurred after the main intrusive event, the intrusion of the Cullen Batholith, and the relationship of gold mineralization and carbonaceous rocks is not the most important control on mineralization. More recently, authors have argued that gold mineralization is structurally controlled; occurring in brittle-ductile structures at the greenschist-amphibole facies boundary and hence has an epigenetic origin (Partington & McNaughton, 1997).

In places, e.g. the Cosmo-Howley area, duplex thrust folds with buckle folding or basin and dome structures appear to be more significantly mineralized. The presence of shear systems linking anticlines higher in the sequence also appears to have provided the ideal fluid focusing mechanisms to localize gold-bearing fluids.

Accepting that gold deposits of the Northern Territory have a structurally controlled mesothermal setting, then on the basis of host rock and mineral association they can be divided into seven types:

•	Gold-quartz veins, lodes, sheeted veins, stockworks, saddle reefs (Pine Creek Orogen);

•	Gold-ironstone bodies (Tennant Inlier);

•	Gold in iron rich sediments (Pine Creek Orogen, Tanami);

•	Polymetallic deposits (Iron Blow, Mt Bonnie);

•	Gold-PGE deposits (South Alligator River area);

•	Uranium-gold deposits (Pine Creek Orogen, Murphy Inlier);

•	Placer deposits; and

•	Over half of the gold occurrences are gold-quartz vein deposits.

Native gold is the main ore mineral and is commonly present as micron sized grains; coarse nuggets are rare.

Gold is commonly associated with pyrite, arsenopyrite and pyrrhotite and in places with minor base metal sulphides. Quartz, chlorite, sericite and carbonates are the common gangue minerals in the gold quartz deposits.

All gold deposits in the Northern Territory show some structural control at the regional and deposit scales, with most deposits within the Pine Creek Orogen trending northwest-southeast. Base metal veins in the Pine Creek Orogen strike significantly differently than the gold veins, suggesting different discrete mineralizing events. They are interpreted to be syngenetic.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 30

Most deposits show a preference for competency contrast situations in dilatant or low pressure zones, such as anticlinal crests, recurrent shear zones and necking zones. Gold mineralization is invariably late, occurring after orogenic events.

Common factors for most gold deposits include:

•	Gold deposits are nearly all in low grade, sub greenschist to lower greenschist facies regionally metamorphosed sediments (commonly greywacke-siltstone-shale);

•	Anticlinal hinges and shear zones are generally the most favourable loci;

•	Subsequent to regional metamorphism and deformation, the metasediments were intruded by I- Type granite and the gold mineralization are within the contact metamorphic aureole;

•	Fluid inclusion data suggest the involvement of moderate to high salinity fluids in temperature range from 200 300°C; and

•	Stable isotope data suggest a magmatic/metamorphic origin of these fluids.

Five main types of mineralization have previously been recognized within the Pine Creek Orogen. These include:

•

Sheeted and stockwork quartz vein systems located along major anticlinal hinges in the Mount Bonnie and Burrell Creek Formations and to a lesser extent, the Gerowie Tuff. Mineralization is hosted by carbonaceous or sulphidic host rocks (Woolwonga) or along zones of competency contrast between greywacke and shale (Enterprise, Union Reefs, Goodall, Alligator, Faded Lily, Howley, Big Howley, Yam Creek and Fountain Head) or dolerite (Bridge Creek). Axial planar quartz veins have been identified in some deposits (Enterprise and Woolwonga). Stratabound quartz reefs occur in most of these deposits, and may develop into saddle reefs along fold hinge zones (Enterprise, Union Reefs and Fountain Head);

•

Sediment-hosted stratiform gold mineralization and quartz-sulphide- vein-hosted stratabound gold mineralization in cherty ironstone and carbonaceous mudstones of the Koolpin Formation (Tom’s Gully, Cosmo Howley, Golden Dyke and Rising Tide) or the Gerowie Tuff (Brocks Creek);

•	Stratiform, massive to banded, sulphide- silicate-carbonate mineralization in the Mount Bonnie Formation (Mt Bonnie and Iron Blow);

•	Sediment-hosted stratiform and stratabound gold mineralization in cherty, dolomitic and sulphidic shales of the Mount Bonnie Formation, with sheeted quartz-sulphide veins (Rustler’s Roost); and

•

Sheeted or stockwork quartz-feldspar-sulphide veins hosted by Zamu/Maud Creek Dolerite sills (Maud Creek, Howley, Howley South, Bridge Creek and Kazi). Most gold mineralization in the Pine Creek Orogen occurs within the South Alligator Group, especially above the Middle Koolpin Formation, and in the lower parts of the Burrell Creek Formation. At Maud Creek gold mineralization is hosted by the Tollis Formation that represents the uppermost unit of the El Sherana Group and unconformably overlies the Burrell Creek Formation. Most of the fold- associated deposits were probably formed during intrusion of granitoids such as the synorogenic Cullen Batholith and the Burnside- Granite.

The most important regional scale exploration vectors to the orogenic style of gold mineralization are:

•

The position of the biotite isograd in the contact metamorphic aureole of the Cullen granitoids. The biotite isograd needs to be mapped out carefully in areas of exploration interest and exploration focused on the biotite- albite epidote contact-metamorphic zone.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 31

•

NNW-NW oriented anticlinal axes appear to be the most productive. However, exploration cannot be totally restricted to anticlines in this orientation, as other anticlines or even synclines may be mineralized.

•	Strongly interbedded and contrasting rock types (e.g., greywacke-siltstone) particularly in the upper parts of the stratigraphy in the Mount Bonnie and Burrell Creek Formations in particular.

•

Carbonaceous or iron- rich lithologies in proximity to indications of gold mineralization. Such lithologies and any veins within them need to be mapped out carefully to help locate potential trap sites for economic gold mineralization.

Figure 8-1:      Structural – stratigraphic model for Newmarket Gold deposits

Pine Creek Orogen (Sener, 2004)

8.2	Structural Models

Assuming that the majority of gold deposits within the Pine Creek Orogen are structurally controlled and mesothermal/orogenic (cf. Groves et al. 1998) in origin, it is likely that the known gold deposits are associated with regional shear zones and fault systems that were formed during orogenesis. By analyzing maps displaying total magnetic intensity (TMI) data, a number of continuous, NNW- trending first-order faults can be defined within the sedimentary-dominated rock sequences of the Burnside tenement area (Figure 8-2).

The majority of known gold deposits within the tenement area are spatially associated with the first-order, NN-trending shear-zones. It is therefore likely that these first order shear zones acted as conduits for epigenetic gold bearing fluids during/after orogenesis and they control the distribution of gold mineralization known in the tenement area. Additional factors such as the presence of the South Alligator Group, proximal antiformal hinges (e.g., Cosmo-Howley) or converging secondary shear zones (e.g. Crosscourse) would also play an important role in localizing gold mineralization.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 32

The major shear zones are separated by rock sequences that regularly preserve NNW-trending, doubly-plunging- anti-formal hinges with no clear evidence for strike-slip deformation along these NNW trending structures. South of the Burnside granite area, a series of NE-trending shear zones and faults have also been defined (Figure 8-2). Based on preserved asymmetries of rock sequences either side of these NE-trending faults, dextral-dominated strike-slip deformation possibly occurred along these relatively later structures.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 33

Star of the North
N
Bons Rush
Woolwonga
Bridge Creek
Brocks Creek
Iron Blow
Cosmo Deeps
Elizabeth
International
DARWIN
JABIRU
ADELAIDE RIVER
PINE CREEK
KATHERINE
srk consulting
Pine Creek Orogen
Structural Interp on TMI
11 March 2016
GDA94
0 4.5 9
Kilometres
131°40'0"E
131°50'0"E
Legend
Deposits
Primary Faults
Primary Faults Inferred
Hayes Creek Faults
Hayes Creek Faults Inferred

Document Path: E:\Y Drive Data Backup\GIS\Projects\Regional\NI43-101 Maps\Maud Creek 2016\Pine Creek Orogen TMI Structural Interp.mxd

Figure 8-2:      Pine Creek Regional structural interpretation

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 34

9	Exploration

9.1	VTEM Airborne Survey

A total of 590 line kilometers of VTEM survey were flown in the Maud Creek area (Figure 9-1) in 2011 covering an - area of approximately 300 km2. Line spacing was usually 200 meters in the northern area (NW SE direction) and at 400 meter line spacing (NE-SW direction) in the southern part of the area (Table 9-1). Southern Geoscience completed an initial interpretation and report of the survey data and Newmarket Gold geologists incorporating geology and available geochemistry reinterpreted this report (Figure 9-2).

Sixteen strong conductive targets and two moderately conductive targets were identified in the Maud Creek block. It should be noted that the strength and quality of conductors is significantly reduced from those defined at Burnside and Moline. The flat lying limestones and basalts that mask the underlying Proterozoic rocks likely play a significant role in the anomaly definition.

Figure 9-1:      Maud Creek Property with VTEM flight lines

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 35

Figure 9-2:      Strong VTEM Conductors on a 35 hertz conductor base map

The 25 m line spacing airborne magnetometer/radiometric survey flown by Kalmet in 1997 clearly defines the extent of the younger Atrium basalts (Figure 9-3) .. Their signature produces a distinct noisy mottled effect on various manipulations of the magnetic data. The Maud Dolerites appear to have distinct magnetic anomalies along the margins of the body but the centre of the body appears to be magnetically quiet. It is quite possibly a differentiated intrusive.

Late, generally northeast trending dolerite dykes are readily apparent on the aeromagnetic image. Disruptions can be seen in these dykes indicating that later faults have created minor offsets.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 36

Figure 9-3:      Merged 1997 and 2012 Aeromagnetic data with strong VTEM conductors (Card, 2012)

Table 9-1:      VTEM conductor prioritization – Maud Creek survey area

Conductor #	SG Priority	Priority	Length (m)	Surface Work	Host Fm	Comments
MCLT005	1	1	400-600	No	lmstn	SW dipping, near a lmstn o/c, quartz veining noted in the area, previously Maxwell modeled, don’t have the model. Low ground between o/c. Deep seated. NW strike, no distinct magnetic signature . Weak Pb and Au in soil anomalies. Geochemistry likely masked by lmstn. May be on a NNW trending lineament
MCLT003	2	2	200	No	lmstn	Embayment in lmstn? Flanking linear magnetic anomaly to the north. Dyke? Right on the edge of
						High res mag survey area. Soil color anomaly on Google? Possibly on a north south lineament. Isolated conductor
MCLT007	3	2	200	No	lmstn	Just north of a stream, soil color anomaly, weak magnetic anomaly indicated on high resolution magnetic. Distinct direct magnetic anomaly. Work this first. Deep seated. Need to model
MCLT008	3	3	200	No	lmstn	Small magnetic anomaly, near o/c

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 37

Conductor #	SG Priority	Priority	Length (m)	Surface Work	Host Fm	Comments
MCLT009	3	3	200	No	lmstn	Small magnetic anomaly, larger anomaly to the NW, covered by high resolution magnetic. Near o/c to the north. Deep seated >200 m?
MCLT010	3	3	200	No	lmstn	Small magnetic response, on the exploration tenement. o/c to the north soil color anomaly to the north
MCLT011	3	3	200	No		Small magnetic response, on the exploration tenement. o/c area
MCLT012	3	3	200	No	lmstn	Small coincident magnetic anomaly, on exploration tenement. o/c in area
MCLT014	3	3	200	No	lmstn	Small coincident magnetic anomaly, on exploration tenement. North of o/c
MCLT006	3	3	200	No	lmstn	Close to a NE trending lineament located to the SE. SE dip. Pb in soil anomaly
MCLT016	3	3	600- 800	No	lmstn	SG says probably culture. On road
but migrates to the south. South dip.
Fence line but no different from other
fences. Walked the road. Lots of road
metal contamination from mine area.
Limestone cover. o/c to south.
Magnetic anomaly coincident on
						eastern line. Noisy data.
MCLT015	4	3	200	No	lmstn	Very similar to 007, 008, 009, 010, 011, 012, 014. Determine the cause of 007 first. Very small target . Non- magnetic, o/c area. Edge of soil sample survey
MCLT002	4	3	800-1000	No	lmstn	Possibly thick conductive overburden. On a north-south lineament. No distinct magnetic signature. NE strike. On the NW trending base metal trend but striking the wrong direction
MCLT001	4	2	800-1000	No	lmstn	Possibly conductive overburden. No
distinct magnetic signature. On
exploration tenement. Changes strike
direction from ENE to NS. On base
metal anomaly but strikes the wrong
way. Low ground. Possible o/c area .
Possible north-south lineament with
Chessmen and Red Queen to the
						north
MCLT004	4	1	200	No	lmstn	At the south end of a linear magnetic
feature that hosts Maud Creek to the
north. Also on a NW trending
magnetic feature that may have an
association with the base metal in soil
anomaly. Watch out for buffalo.
Increased vegetation in the area.
						Slight soil color anomaly

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 38

Conductor #	SG Priority	Priority	Length (m)	Surface Work	Host Fm	Comments
MCLT013	4	2	200	No	?	Very small and narrow, very isolated response. Weak magnetic anomaly. Possible east-west lineament. Outside soil survey area.
MCLT017	4	1	600-800	Yes	Maud dolerite	At old Maud Creek workings. Change
in strike direction to conductor. ENE
to NNE. Associated with magnetic
anomaly.
Northern response outside property
boundary. Highly conductive regolith.
						Alluvials in area
MCMT002	NP	1	200	No	lmstn	SE of a large magnetic anomaly
interpreted to be in a regional NE
trending structure . Appears to be in a
nature park, karst caves.
Interesting target but deep seated and
						too many social issues. Ignore

9.2	Stream sediment survey

In the mid 1990’s a fairly extensive stream sediment survey (approximately 173 samples) was carried out in the Maud Creek area. Samples were taken along various drainage systems at sample spacing of 500 meters or closer. It is believed that a BLEG analysis was carried out with elements such as silver, copper, lead, zinc, bismuth, molybdenum and antimony also determined (Table 9-2).

In 2012 it was decided to stream sediment sample the 600 km2 area of EL 28902 in order to quickly determine its mineral potential. Arnhem Exploration Pty Ltd were contracted to carry out the survey.

A total of 164 stream sediment samples were collected along streams at approximately 1 km spacing. Figure 9-4 displays the sample distribution over the- tenement area. Note that there is some duplication/overlap in the areas sampled with the 1996 97 survey. Samples were collected from several sites at any particular collection point in order to alleviate point anomaly sources. Each site was photographed. Samples were sieved to -75 microns in the field. A total of 9 duplicate samples were taken for QAQC purposes.

A visual examination of the QAQC sample duplicates indicates that the gold values exhibit good repeatability while the other elements returned acceptable levels of repeatability. It should be noted that one sample exhibited marginal repeatability in lead and copper.

A correlation matrix of the 2012 survey data population indicates that there are weak correlations between gold and arsenic (0.38), bismuth (0.36), nickel (0.42) and tin (0.37) . There are significantly higher correlations with silver and copper (0.87), lead (0.88), antimony (0.92), arsenic (0.61) and barium (0.66) . It is suspected that several mineral deposit types are present in the area and that the correlation relationships are reflecting those differing styles.

A brief statistical look at the results for selected elements from the 1996-97 survey and the 2012 survey in Table 9-2 reveals the following:

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 39

Table 9-2:      Comparative statistics between 1997 and 2012 soil survey results

Year	Mean Ag Grade (ppm)	Mean As Grade (ppm)	Mean Gold grade (ppb)	Mean Cu Grade (ppm)	Mean Pb Grade (ppm)
1997	0.021	4.1	0.699	33.1	55.2
2012	0.026	2.0	0.695	19.6	26.4

There is a good agreement between gold and silver values for both surveys. There is a wide divergence for copper, lead and arsenic. The base metal soil anomaly located south of the Maud Creek deposit skews the 1997 survey results. If both surveys were to be merged then the latter 3 elements would have to be normalized before they could be plotted and displayed effectively.

Underlying geology plays a distinct role when it comes to interpreting the stream sediment data. Largely Cenozoic and Mesozoic materials that overlay Proterozoic lithologies and/or Cambrian age sediments or volcanics underlie the significant land area to the east of the Maud Creek deposit. The masking effect of these younger sediments has likely diluted any anomalous effects from underlying Proterozoic rocks so subtle anomalies need to be field checked. It is conceivable that there are windows through the younger sediments that expose the Proterozoic as they do at the Copper Breccia occurrence that are located at the east end of the original Maud Creek tenements.

The gold results generated a number of anomalies. Most obvious is the cluster of anomalous samples in the Maud Creek deposit area and that area, which is underlain by Maud Dolerite. The 1997 survey did not produce an extensive gold anomaly in this area. It is suspected that sampling the finer sediments in 2012 produced more consistent results.

The 1997 survey produced a strong and extensive Au anomaly in the Red Queen/Chessmen area (northwest part of the property). This area was not re sampled in 2012 but the area to the southwest was and the gold anomaly appears to extend into this area.

In the area that the geology map indicates (Figure 9-4) there is extensive cover a number of gold anomalies occur. These all have anomalous multi-element associations and all need to be ground checked.

Anomaly 1 is a cluster of two samples that are anomalous in gold, iron, chromium, arsenic, lead, molybdenum, tin and uranium. A preliminary interpretation of regional aeromagnetic data indicates that this anomaly may be situated within the southern limits of the Maud Dolerite unit (as defined by magnetics). SRK’s structural interpretation of the region carried out for Kilkenny Gold in 1998 indicates several large ENE trending structures that cut through this target area.

Anomaly 2 is one sample that is highly anomalous in gold (9.7 ppb) as well as molybdenum, bismuth and arsenic. The area should be resampled with either 3 or 4 stream sediments or a small soil grid established to cover the upstream area. The anomaly area does not exhibit any distinct magnetic signature

Anomaly 3 is a cluster of 4 samples that is anomalous in gold, copper, bismuth, arsenic, lead, chromium, uranium, tin, silver and barium. It is interpreted to be in the southern extension of Maud Dolerite. SRK’s structural interpretation of the region carried out for Kilkenny Gold in 1998 indicates several large ENE trending structures that cut through this target area. Anomaly 4 is located at the very northeast part of the survey area and is anomalous in gold, silver, iron, bismuth, arsenic, lead, chromium, uranium, tin and silver. The area is likely underlain by Tollis Fm. The regional magnetic data indicates it is proximal to a northeast trending dolerite dyke. Northwest trending structures can be interpreted. The gold in stream sediment anomaly appears to occur at the intersection of two major structures according to the SRK interpretation.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 40

Anomalies 5, 6, 7, 8, 9 and 10 are one and two point anomalies. They all need to be ground checked. The extensive base metal anomaly defined from the Kalmet 1997 stream sediment and soil surveys is clearly defined on the normalized copper and lead stream sediment map. - It would appear that is may extend over a distance of 30 35 km. It obviously weakens to the east and west but this may be a function of increased thicknesses of younger cover. The base metal anomalous area is also defined with elevated values in barium, cadmium, chromium, iron, potassium, magnesium, manganese, nickel, tin and zinc.

The base metal anomaly in stream sediments and soils doesn’t appear to be directly related to any individual VTEM anomaly and there does not appear to be a correlation to any particular magnetic response. The area of the soil anomaly is largely underlain by young Cambrian aged volcanics, although one area is underlain by Maud Dolerite. If the geochemical response comes from the Proterozoic rocks then there is some sort of mechanism allowing it to percolate through the younger volcanics. Looking at the airborne magnetic and radiometric data it would appear that the base metal anomaly occurs at or very close to the younger volcanic – limestone contact. The geochemical anomaly can be traced for >10 km in a generally east west direction.

Figure 9-4:      Maud Creek Area – 2012 stream sediment survey – selected gold anomalous areas

9.3	Soil sampling surveys

In 1997 Kalmet carried out an extensive soil survey over the Maud Creek area on lines 400 meters apart and samples taken at 25 meter intervals but composited to 50 meter intervals (Figure 9-5). Samples were analyzed for gold, silver, copper, lead, zinc and antimony. A number of anomalous areas were defined but the coarse line and sample spacing didn't allow for accurate directional interpretations.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 41

Early in 2012 fourteen target areas were identified and given a letter designation. These did not include the VTEM anomaly reprioritization. The objective was to determine through rock chips, soil sampling and mapping the location of possible future exploration drillholes.

Prioritized Targets:

Anomaly A UTM 221500E 8404400N

−

Two gold in soil anomalies. The eastern one is about 1200 meters long with coincident antimony while the western one is 400 meters long with coincident antimony over 800 meters. Both have elevated arsenic values. It is interpreted that these are not overbank stream sediment related. No significant base metal anomalies.

−	No significant VTEM anomaly associated with the geochemical anomalies.

−	The magnetic data indicates a possible NE trending dyke (late dolerite).

−	Possible K anomaly. Distinct uranium/thorium anomaly.

−	Possible north-south structure interpreted from Total Count and SRK structural data.

−	Chessmen and Red Queen occurrences to the north, possibly on the same north- south structure.

−	Likely underlain by Antrim volcanics, basalt

−	Nothing distinct on Google image.

−	May be the source area for the distinct and widespread gold in stream sediment anomaly in the area. -

Anomaly B UTM 221500E 8406400N

−

Gold in soil anomaly over 1200 m running north south with coincident antimony and arsenic over a 400 m length. There are streams to the north and south so there is a possibility that there may be contamination from overbank stream sediments.

−	SRK structural geology indicates Tollis limestones and a north south structure, which may connect up with Target A.

−	Very weak VTEM channel 25 response. Possible NNW trending feature.

−	Magnetics indicate an interpreted NE trending dolerite dyke. Possible north south folds.

−	Small but distinct uranium/thorium anomaly.

−	Nothing distinct on Google image.

−	Need a compilation- of past work at Red Queen and Chessmen prospects.

Anomaly C UTM 221000E 8407400N

−	The south part of the anomalous area has a stream close by so there may be overbank stream sediment contamination. One anomalous gold in soil sample to the west. There are elevated arsenic and antimony results to the north. Possible overbank contamination.

−	No distinct VTEM response.

−	Possibly the NW end of a NNW trending structure.

−	Magnetics indicates a NE trending late dolerite dyke.

−	There is a north south trending structure to the east.

−	Distinct Total Count (TC) anomaly with some potassium contributing.

−	Nothing distinct on Google image. Obvious stream.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 42

Anomaly D - UTM 222200E 8400000N

−	Two anomalous Au in soil results. Soils here were not analyzed for arsenic, antimony or base metals.

−	VTEM indicates a possible north-south structure on channel 25.

−	Likely underlain by Tollis limestone.

−	No distinct magnetic features.

−	Radiometrics indicates that the target is on the south edge of a major NW trending TC anomaly.

−	SRK map indicates possible volcanics at the edge of limestones.

−	Nothing distinct on Google image.

Anomaly E UTM 224000E 8401000N

−	Gold in soil anomaly over 400 800 meters running north south. Elevated arsenic and antimony. On the edge of base metal anomaly which is part of the major NW trending response.

−	Kangaroo Flats prospect to the north. Don’t know anything about this prospect.

−	Distinct magnetic anomaly, unknown cause.

−	No distinct radiometric anomalies.

−	SRK map indicates east-west structures.

−	Underlain by Antrim volcanics.

−	Nothing -distinct on Google image.

Anomaly F UTM 224300E 8402400N

−	Gold anomaly in soils 400 800 m north south. No significant arsenic, antimony or base metals. Possibly an overbank stream sediment anomaly.

−	Kangaroo Flats prospect is 500 m to the west.

−	No VTEM response.

−	Radiometrics: possible NW structure and possible north-south structure. No distinct anomalies.

−	Underlain by Antrim volcanics

−	Low priority- target.

Anomaly G UTM 225000E 8401000N

−	Two point gold in soil anomaly. No arsenic, antimony or base metals. sediment.

−	Near Curlies area to the SE.

−	Underlain by Antrim volcanics.

−	Distinct potassium anomaly.

−	SRK map indicates an east-west structure.

−	No distinct magnetic features.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 43

Anomaly H - UTM 225400E 8401600N

−	Maud Creek deposit area anomaly.-2000

−	Gold in soil anomaly extends 1600 m north-south.

−	Coincident arsenic and antimony with weak molybdenum and silver. No elevated base metals. Maybe contaminated from overbank stream sediments.

−	VTEM weak channel 25 response trending north-south.

−	Sediment-tuff contact.

−	Antrim volcanics to the immediate west and south.

−	Radiometrics indicates a distinct north-south low as well as NE and NW lineaments.

−	Magnetic low feature. West of Maud Dolerite.

Anomaly I UTM 226000E 8402000N

−	Gold in soil anomaly 600 m east west x 500 m north south. Coincident arsenic and antimony anomalies. Quite possibly overbank sediments.

−	Chlorite Hills to the NE.

−	Surprise area between targets H and I.

−	Underlain by Maud Dolerite.

−	North of NE trending late dolerite dyke.

−	Weak potassium anomaly – probably Maud Dolerite signature.

−	Close to-Maud Creek and old workings.

Anomaly J UTM 226700E 8401600N

−	Gold in soil anomaly 400 800 meters north south trending. Coincident arsenic anomaly.

−	Antimony coincident over 1200-1600 m.

−	Jibaroo prospect.

−	Maud Creek to the north. Possible overbank stream sediment contamination.

−	No VTEM response.

−	K/Th anomaly possibly caused by dolerite. NE structure indicated.

−	North-south structure to the east.

−	Good target area. Maud look-a-like target – geophysically.

−	East-west structure.

Anomaly K - UTM 227600E 8401600N

−	Gold in soil low order anomaly with coincident anomalous antimony and strong arsenic. Fairly widespread so may be overbank contamination. Near a stream.

−	North – south structure to the east.

−	No distinct radiometric anomalies.

−	No distinct VTEM anomalies.

−	Magnetic low, magnetic destruction?

−	Underlain by Maud Dolerite.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 44

Anomaly L - UTM 228200E 8401600N

−	Runways prospect.

−	No streams in the immediate area.

−	Gold in soil anomaly over 400-800 meters with coincident arsenic and antimony.

−	Base metals are very low order.

−	Magnetic anomaly caused by Maud Dolerite.

−	Potassium/thorium anomaly interpreted to be caused by Maud Dolerite.

−	Bracketed by north-south structures.

−	Good structural target. East margin of Maud Dolerite.

Anomaly M UTM 226400E 8399600N

−	Small isolated gold in soil anomaly with coincident arsenic and weak antimony. Right on several streams so quite possibly overbank contamination.

−	Drovers prospect,-south anomaly at south end of prospect.

−	Distinct north structure, good target area.

−	Intersecting NE and NW trending structures.

−	Potassium/thorium anomaly caused by Maud Dolerite.

−	Linear magnetic low trending NNE.

Anomaly N - UTM 227500E 8399600N

−	Single point anomaly with coincident antimony and arsenic anomaly to the west.

−	No proximal streams.

−	No distinct base metal anomalies.

−	Potassium/thorium interpreted north-south structure.

−	Maud Dolerite overlain by Antrim volcanics.

−	Possible NE trending magnetic anomaly interpreted to be caused by a dolerite dyke.

−	No distinct VTEM anomaly.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 45

Figure 9-5:      Location of soil anomalies requiring further work

A limited field program carried out later in 2012, designed to investigate the 14 target areas, defined the following:

Anomalies A and B

Anomalies A and B were originally contoured with a north-south bias, however, field examination indicated that the anomalous gold-in-soil geochemical values should be- contoured in a north- northeast direction (Figure 9-6). When this was done two narrow gold-in soil geochemical trends- with coincident arsenic and antimony anomalous values were defined, coincident with two 020 025° trending felsic dykes and/or silicification/brecciation.

Additional detailed soil sampling was recommended and ultimately carried out in 2012.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 46

Figure 9-6:     Red Queen – Chessman Area – Soil anomaly designation

The Chessman and Red Queen occurrences both occur on the northernmost trend (B) (Figure 9-6). The Chessman occurrence, located at UTM 8406600N; 221460E, is located south of a 58.6 ppb gold soil anomaly, and the Red Queen occurrence, located at UTM 8406230N; 221330E, south of a 11.3 ppb gold soil anomaly (both anomalies defined by past operators work). This siliceous zone on which both the Chessman and Red Queen occurrences are located continues southward for at least- an additional two kilometers, siliceous brecciated material located at anomalous gold in-soil sample sites which returned 33.9 ppb and adjacent to soil sample site which returned 11.6 ppb.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 47

Anomaly H

Anomaly H was only briefly visited as it defines the known mineralization at the Main Maud Creek- deposit (Figure 9-8). The strongest gold-in soil analytical results occur exactly on what is now the Maud Creek open pit mined in 2000. The northern and southern extensions of the gold-in-soil anomaly defined the mineralized trend of the Maud Creek deposit.

Chlorite Hills (Northern part of Anomaly I)

The strong gold in-soil anomalous results at the north end of Anomaly I are probably defining the gold mineralization associated with the Chlorite Hills veining (Figure 9-7). Two fences of drillhole collars were located along a 25 x 25 meter grid spacing. Not all of these drillhole collars are in the Newmarket Gold database, however, those that are were drilled at a 270° azimuth, parallel to the observed quartz veining. Additional drilling completed by Kilkenny Gold was oriented in multiple directions, 320°, 140°, 180°, 90° and 270° azimuths. Anomalous gold, ranging from 0.54 g/t over 4 meters to 2.25 g/t over 4 meters, was intersected. The assembly of the drilling database for the Maud Creek Property area is still in progress.-

There were no surface indications of a north south structure as indicated by Hill 50 NL in an internal memo by Bob Watchorn, however, the drilling completed by Kilkenny with 090° and 270° azimuths did intersect- anomalous gold (up to 2.25 g/t over 4 meters), possibly indicating the existence of north south mineralized structures in the area.

A traverse was conducted between the Maud Creek open pit to the Chlorite Hills pits to try to determine if the mineralized quartz veins at Chlorite Hills extended to the Maud Creek deposit, however, there were no outcrop exposures until the Maud Dolerite. The contact between the Tollis Formation and the Maud Dolerite occurs at a north south oriented creek approximately 400 meters east of the Maud Creek deposit. A second traverse was completed from the Chlorite Hills 040° trending pits ending exactly at the one drillhole completed at the Surprise area, possibly indicating a 040° structure. (RC hole MCT-013 completed by Newmarket Gold 2011, 270° Azimuth, -60° dip. No significant gold analytical results were returned. The entire hole is in dolerite). There was no evidence noted to support previous interpreted north-south structures in this area.

O’Shea’s to Anomaly J

The O’Shea’s occurrence is located at UTM 8401920N, 0226920E. An outcrop of very fine grained siliceous rock disseminated with very fine sulphides with brecciated angular clasts to 10 cm occurs at the occurrence within coarse grained diorite. The silicified zone trends 30° with several pits excavated along its trend. Quartz vein mapping by Kilkenny Gold define NE trending veins in this area with additional minor NW trending veins.-

The main workings strike north south with drilling completed east-west. A fair amount of historical drilling has been completed at the occurrence. RC drilling in 1998 targeted the NE trending shearing and associated workings. The mineralization intersected a 2 to 4 meter wide quartz/sulphide shear within the dolerite dipping 60° to 70° to the southeast. -

A traverse at 30° was completed directly to Anomaly J (Jilleroo occurrence) gold in-soil geochemical target arriving onto a series of shallow pits (Figure 9-7). These pits were investigating siliceous hematitic, highly altered rock and quartz veining and/or brecciation in hematitic diorite. Minor malachite was noted along fractures. Shearing and quartz veining were striking 135°. Two sub- parallel 135° trending shears were observed.

The Jilleroo occurrence may be occurring at the intersection of the continuation southward of the 30° O’Shea’s shear and the 135° structures.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 48

Figure 9-7:      Chlorite Hills and O’Shea’s soil anomaly designations - Anomaly G, south end of H and south end of I to O’Shea’s single point gold in-soil

Drawing a straight line lining up the eastern most anomalous gold-in-soil analytical result at Anomaly G (11 ppb) to the south end of Anomaly H (Maud Creek) (16 ppb) to Anomaly I (Surprise) (16.6 ppb) defines a 60° trending gold in soil anomaly (Figure 9-9). Extending this trend to the northeast the trend will pass immediately north of O’Shea’s and arrive at the Carpentania Pass target. The northeastern portion of this trend parallels a siliceous felsic dyke mapped in the area. This 60° trend has been noted numerous times throughout the property. The gold-in-soil analytical results may define a 60° crosscutting structure in the area or perhaps a fault that cuts the Maud Creek deposit at the southern end.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 49

There has been extensive drilling completed (both RC and RAB) over the northern and southern extensions of the Maud Creek deposit by past operators. This drilling covered Anomaly G and Anomaly H. Very little drilling has been completed over the area east of The Maud Creek Deposit.

Pussy Shear Zone

A brief visit was conducted at the southern end of the Pussy shear zone area (Figure- 9-8). Extremely hematitic gossanous material with a stockwork of cm wide quartz veinlets and sub crops of agglomerate, similar to that which occurs at the Maud Creek deposit were noted. - A postulated north south shear zone was not confirmed. Additional prospecting should be completed along this trend to confirm Hill 50 NL’s Internal Memorandum defining a north south structure. Several narrow 135° trending shears within diorite were noted. Several hand drawn sketches (completed by Kilkenny Gold) indicate en-echelon NW-SE trending structures within a north-south corridor. Grab samples collected by Kilkenny returned values between <0.01 to 0.18 g/t Au.

Figure 9-8:      Pussy Shear zone soil anomalies

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 50

Kitten (Drivers) Anomaly

A brief visit was conducted at the Kittens (Drovers) Anomaly M area (Figure 9-9). A corridor of extensive quartz and quartz breccia- float trending 60° to 70° was located. Within this corridor several discontinuous siliceous sub crop ridges, massive to brecciated trending 80° were observed. In 1998 Kilkenny Gold drilled a fence of RC holes across the southern portion of this area (17 holes totalling 842 meters). Drilling did not intersect any significant gold values. Two different intrusives were intersected by the drilling (best gold value was 0.8 g/t over one meter interval along one of the intrusive contacts).

Figure 9-9:       Chlorite Hills and Kittens (Droves) soil anomaly areas

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 51

Anomaly L

Gold in-soil Anomaly L occurs at the Runways target. The area is flat non-descriptive terrain with numerous float boulders of very fine grained dolerite within an area of reddish soil with patchy manganese coatings. There were no obvious indications as to the cause or source of the elevated gold-in-soil analytical results. Past operators completed two east-west lines of drillholes across this area, which extended across Anomaly K. A total of 44 RC holes (2,534 meters) were drilled. The drilling returned no significant gold results (best value 0.14 g/t Au over 4 meters). Buried intrusive and tuff were intersected. The NW trending magnetic anomaly in the area appears to correspond with these intrusives.

Anomaly E

Anomaly E (defined by two 7.6 ppb gold north-south correlated gold-in-soil analytical results) located on strike with VTEM anomaly MCLT_002 was prospected as part of the property examination. The area is flat, overlain with numerous boulders and rubble of quartzite, fine grained sandstone and chert. The overburden cover, as seen- in creek beds is at least one meter thick. There was no obvious cause for the elevated gold in-soil analytical results.

VTEM Anomaly MCLT_002

The area of VTEM conductor MCLT_002 is extremely flat. Minor outcrops of quartzite overlain by a thin cover of limestone were found. There was no obvious cause for the VTEM anomaly.

Subsequently, it was decided to soil sample two areas in detail, Chlorite Hills-O’Shea’s and the Red Queen/Chessman area. Samples were taken along lines 100 meters apart, oriented to cross cut regional structures and geology. Samples were taken 25 meters apart. The ionic leach method of analysis was selected so samples were taken at shallow depths of 10-20 cm and were sieved in the field to -75 microns.- ALS Chemex’s Au + ME-MS41 0.0001 - 0.1 Au by Aqua Regia with ICP-MS finish multi element package was the analytical method used.

Chlorite Hills Area

In the Chlorite Hills/O’Shea’s area a total of 596 soil samples were collected by Arnhem Exploration with assistance from Newmarket Gold field assistants. This includes 20 sample duplicates taken to monitor QAQC of the commercial lab. These were subsequently shipped to ALS Chemex facility in Darwin NT. - Instructions were to have the samples analyzed using Chemex’s ionic leach ME-MS23 multi element package. A visual inspection of the 20 QAQC duplicate samples indicates that the repeatability for the sample population is good with no obvious errors.

A correlation matrix of the entire population indicates strong correlation (0.77) between gold and copper and a weak to moderate correlation between gold and silver and arsenic (0.35, 0.32) . Table 9-3 displays a comparison of the mean for a few elements from the 2 sample areas at Maud Creek and the one VTEM target area east of Bon’s Rush in the Burnside area.

Table 9-3:      Comparative statistics for Maud Creek and Bons Rush Area – soil sample results

Area	Mean Ag Grade (ppb)	Mean As Grade (ppb)	Mean Gold grade (ppb)	Mean Cu Grade (ppb)
Chessmen	2.67	6.5	1.13	1 270
Chlorite Hills	8.9	4.97	5.35	2 249
VTEM Anomaly Burnside Area	3.41	13.43	0.25	975

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 52

The gold values in the Chlorite Hills area are significantly higher than those from the other two areas. The same applies for silver and copper (Figure 9-10). One explanation may be that the Chlorite Hills/O’Shea’s area has seen historic mining with some significant ground disturbance and this contamination may be partially responsible for the elevated values in multiple elements.

Nevertheless, the gold in soil values exhibit an interpreted east west trend in gold that is not obviously repeated in other elements. The O’Shea’s and Chlorite Hills areas stand out as being quite anomalous in gold and somewhat in copper. O’Shea’s is anomalous in silver and antimony. The west side of the grid displays anomalies in silver, calcium, iron, magnesium, nickel and anomalously low in zirconium, uranium and thorium. It is suspected that this area represents a contact with Maud Dolerite, which is interpreted from magnetic data to be a differentiated intrusive unit.

The eastern margin of the grid displays anomalism in calcium, magnesium and nickel. It is suspected that this exhibits a contact with a phase of the Maud Dolerite unit.

An anomalous area at the southeast end of the grid centred on 226900E 8401400N displays elevated values in a number of elements including antimony, thorium, titanium, uranium, zirconium, lithium, iron, arsenic, copper and weakly in Au. The area needs to be ground checked.

It is suspected that multi-element anomalism in the region of 226300E 8402200E may be due to overbank sediments associated with Maud Creek, which is situated immediately to the northeast. This needs to be ground checked.

Figure 9-10:      Au (ppb) for ionic leach soil results at Chlorite Hills, Maud Creek

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 53

Chessman Area

In the Chessman/Red Queen area Arnhem Exploration collected a total of 1,942 samples with assistance from Newmarket Gold field assistants (Figure 9-11). This includes 61 sample duplicates taken to monitor QAQC of the commercial lab.

A visual inspection of the 61 QAQC duplicate samples indicates that the repeatability for the sample population is good for most elements with acceptable variability between duplicate pairs. For gold values four of the duplicate pairs exhibit a variability that is outside acceptable limits. The other elements return acceptable values for the most part.

A correlation matrix of the entire population indicates a fairly strong match of 0.67 between gold and silver. The gold in soil values presents a unique distribution that is not matched with any other element. In Figure 9-11 a NNE trending anomaly extends for 2.5 kilometers along the west side of the grid that would appear to extend beyond the grid to the NNW. A preliminary interpretation would indicate that the gold anomaly sub-parallels the west contact of a lithological unit that appears to be associated with a NNE trending syncline (graben?). In all likelihood its emplacement is structurally controlled. There is no distinct magnetic correlation with the gold anomaly although it would appear to cut through a strongly magnetic NE trending dolerite dyke located at the NW end of the grid. Another Au in soil anomaly at the north end of the grid needs to be investigated on the ground. A highly folded magnetic anomaly located at the south end of the grid can be traced for many kilometers to the southeast. Malachite staining was noted in the area. The magnetic anomaly is coincident with contorted anomalies in copper, silver, magnesium, barium, calcium and lead and possibly a weak gold response. It is markedly negative in molybdenum, barium, tin, antimony, uranium and iron. Conceivably, this anomalous situation correlates with other significant base metal anomalies defined at the southeast end of the Maud Creek property. Further field investigation is required.

A variety of other elements are obviously defining differing lithologies that define the synclinal structure. An example is iron that defines the east and west margins of the syncline. It, along with a number of other elements also defined some folded structures within the core of the syncline. Field investigation is required to link these anomalous situations to specific rock types. The centre of the syncline has its own distinct geochemical signature and the ionic leach data along with magnetic and radiometric information can be used with great effect to help with geological and structural interpretations.

Calcium and magnesium data can be used to interpret crosscutting (NW-SE) trending dykes. The VTEM data has defined a NW trending feature that correlates directly with a fence. A stronger- NW trending conductive feature at the north end of the soil grid is likely associated with a dyke like feature.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 54

Figure 9-11:      Ionic leach Au (ppb) in soil results, Chessman Area, Maud Creek

9.4	Rock Chip Sampling

During the reconnaissance prospecting of various soil anomalies a series of 58 rock samples were collected in the Red Queen/ Chessman and Chlorite Hills areas. Figure 9-12 displays the gold results.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 55

Figure 9-12:     Maud Creek area gold in 2012 rock chip sample results

Anomalous gold values also display elevated values in silver, arsenic, bismuth, copper, iridium, lead, antimony, tin, tungsten and zinc. There is a distinct phosphorus depletion associated with the anomalous gold values. In the Red Queen/ Chessman area anomalous gold in rock chip values are Iocated at the north-west margin of the syncline where the soil results are anomalous. At the Chlorite Hills/O’Shea’s area anomalous gold in rock chip samples seem to be associated with the eastern margin of the Maud Dolerite.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 56

10	Drilling

Over 94,000 meters of RAB, RC and Diamond drilling has been completed at the Maud Creek Project and surrounding areas (Table 10-1 and Table 10-2). While the drilling prior to 2011 was not completed by Newmarket Gold, a significant amount of historical data is available for review and reporting. Based on the quality of the data available, SRK see no indication that the drilling information cannot be used for a Mineral Resource estimation.

Table 10-1:     Drill statistics for the Maud Creek deposit

		Diamond		RC
Company	Period	# of holes	Meters	# of holes	Meters
CGAO	2011	6	3 180.33	14	702
Terra Gold	2007	1	211.50	0	0
Kalmet/Hill 50/Terra Gold	1995-97, 2001-2002, 2005	70	19 800.12	0	0
Kalmet	1994	0	0	356	42 390.8
Kalmet	1993	0	0	36	2,212
Placer	1990-91	20	2 992.37	0	0
Placer	1989-91	0	0	36	3,503.8
Total		97	26 184.32	442	48 808.60

Table 10-2:      Historical drilling be previous tenement holders

Prefix	# of holes	Type	Company	Period	Notes
DRC	44	RC	KGNL
GRC	17	RC	KGNL
KR	282	RAB	KALMET
MC01 - MC25	25	DR	MCML	Dec 1993
MCE001 - 021	21	RC	KGNL
MCP037 - 301	265	RC	KALMET	Sep 1994 - Jun 1996
MCP302 - 416	115	RC
MCP417 - 488	40	RC	HILL 50	Aug 2001 - Aug 2005
MCW	54	RC	KGNL	Apr 1998 - Nov 1998
MD001 - 033	33	DD	KALMET	1995
MD034 - 052	21	DD	KGNL	1997	Includes 2 wedge holes by HILL 50 (2001).
MD053 - 062	14	DD	HILL 50	Aug 2001 - Aug 2002
MD063 - MD065	2	DD	TGML	Jul 2005 - Aug 2005
MRB	216	RAB	KALMET	Aug 1997 - Sep 1997
MRC	36	RC	KALMET	Jan 1993
RAB	588	RAB	MCML	Oct 1993
SRRC	14	RC	KGNL	May 1998
SWM	9	RC	KALMET	Jun 1998 - Sep 1998
TMCD	1	DD	TGML
WD	20	DD	PLACER	Jun 1990 - Jun 1991	Includes diamond tails to WP holes
WP	40	RC	PLACER	Jun 1989 - Jun 1990

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 57

10.1	2011 Drilling program

Newmarket Gold, then trading as Crocodile Gold conducted infill drilling at Maud Creek in 2011: Diamond – Some holes were collared using PQ (122.6 mm) to allow for better recovery and to prevent collar collapse, this was then reduced to HQ once ground conditions allowed (Table 10-3). Diamond drilling was used at Maud Creek by Newmarket Gold (Figure 10-1) to ensure accurate logging of structures, lithology, alteration and mineralization, as well as capture of geotechnical data. Several diamond drillholes were also used for metallurgical sampling.

Table 10-3:      Parameters used for infill diamond drilling at Maud Creek

Deposit	Diamond			RC			First Drilled	Last Drilled
	Holes	Meters	Size	Holes	Meters	Size
Maud Creek	6	3 179	HQ-PQ	14	700	5”	19 Sept 2011	16 Nov 2011

Reverse Circulation – RC drilling was used in areas where diamond drilling was not required or appropriate, for example, to test the potential mineralization to the south of the Maud Creek pit where limited drilling was identified.

Figure 10-1:      Plan view of the RC and DDH Drilling completed in 2011

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 58

The objective of the drilling program was to test the down plunge component of the Maud Creek deposit at depth. Four holes were used to test for deposit extension to the south, while two were used for verification of the resource model (Figure 10-2 and Table 10-4).

Figure 10-2:      Long section looking west showing grade shells and 2011 diamond drillholes

Table 10-4:      Maud Creek 2011 drilling data

Hole_ID	XCOLLAR	YCOLLAR	ZCOLLAR	DEPTH	TYPE	AZIMUTH	DIP
MC001	19550	8799.996	1130	339	DD	275	>-60.0
MC002	19500	8849.996	1130	372.6	DD	271	-59.7
MC003	19650	8799.999	1130	414	DD	279	-60.0
MC004	19600	8849.999	1130	483.6	DD	275	-60.0
MC005	19820	8974.997	1130	756.6	DD	270.9	-60.8
MC006	19770	9039.992	1130	813.5	DD	270	-60.1
MCRC001	19228.856	8539.006	1130.685	50	RC	275	-60.0
MCRC002	19281.995	8537.7	1130.949	50	RC	275	-60.0
MCRC003	19332.654	8542.016	1131.567	50	RC	275	-60.0
MCRC004	19384.094	8523.776	1132.461	50	RC	275	-60.0
MCRC005	19232.577	8725.36	1129.345	50	RC	275	-60.0
MCRC006	19282.385	8746.099	1130.508	50	RC	275	-60.0
MCRC007	19330.733	8732.725	1131.416	50	RC	275	-60.0
MCRC008	19381.4	8733.986	1131.779	50	RC	275	-60.0
MCRC009	19235.469	8937.985	1128.153	50	RC	275	-60.0
MCRC010	19286.715	8933.594	1128.934	50	RC	275	-60.0
MCRC011	19335.354	8930.858	1128.718	50	RC	275	-60.0

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 59

Hole_ID	XCOLLAR	YCOLLAR	ZCOLLAR	DEPTH	TYPE	AZIMUTH	DIP
MCRC012	19384.542	8936.011	1128.761	50	RC	275	-60.0
MCRC013	19789.85	9342.812	1124.795	52	RC	275	-60.0
MCRC014	19210.585	10341.349	1124.459	50	RC	275	-60.0

10.1.1	Surveying

All holes were either surveyed by single shot and/or gyro survey. All drillhole collars were picked up by surveyors, and some historical drill collars were also resurveyed.

10.1.2	Core Recovery

Core recovery was not recorded for the Maud Creek 2011 drilling.

10.2	Sampling prior to 2011

Prior to the then Crocodile Gold’s acquisition, four companies had previously run exploration programs at Maud Creek, utilising both Diamond (23,004 m) and RC (48,107 m) drilling techniques (Table 10-2). A summary of the associated procedures was carried out by Snowden in their 2006 report Addendum to the Technical Report entitled Independent Technical Review of the Burnside, Union Reefs, Pine Creek and Maud Creek Gold Projects, Northern Territory, Australia - Resource Update, Maud Creek Gold Project. This report summarised any available historical data from Maud Creek produced by Placer Dome, Kalmet, Hill 50 and Terra Gold. GBS Gold requested the review by Snowden in 2006, but never conducted any drilling programs at Maud Creek during their tenure.

10.2.1	Surveying

As part of the review, GBS contracted a professional surveyor to locate all drillhole collars.

GBS also utilised the following downhole survey instruments to verify the orientation of the drillholes:

•	Sperry Sun system; and

•	Single shot system.

Measurements were typically taken every 25 m.

Figure 10-3 and Figure 10-4 highlight the changes in azimuth and dip with drillhole depth as captured by GBS. The drillhole azimuths typically wander +/- 15°, with azimuth showing a relationship with depth.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 60

Figure 10-3:      Changes in Azimuth with Depth for drilling prior to 2011

Figure 10-4:      Changes in Dip with Depth for drilling prior to 2011.

Several corrections in the acQuire database were made by Newmarket Gold for typographic errors of the single shot surveys. Also, surveys not present in the database were added from source data (MC005 and MC006). Gyro surveys of MC002, MC005 and MC006 were also reprocessed, due to an incorrect application of the grid rotation.

10.2.2	Core recovery

Core recovery data is available for nine diamond holes, all of which were drilled by Hill 50 between 1997 and 2001 (Table 10-5). Overall the recorded recoveries are considered to be acceptable.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 61

Table 10-5:      Core recovery of drillholes prior to 2011

Hole ID	Average recovery %
MD045W1	100
MD045W2	97
MD053	100
MD053W1	98
MD055	98
MD055W1	97
MD055W2	96
MD055W3	98
MD056	99

Verification work completed by Newmarket Gold identified several holes which had core recovery recorded (MD017 – 19) quantitatively as ‘Good’. There are some recovery records in the Database which conflict with measurements in the source data (MD014, MD024, MD029 and MD30), and geotechnical logs.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 62

11	Sample Preparation, Analysis, and Security

11.1	Sampling Techniques

Samples used to inform the Maud Creek block model estimate are sourced from both diamond drill core and reverse circulation chip samples collected over the last 20 years.

11.1.1	Reverse Circulation Sampling for the 2011 drilling program:

Figure 11-1 outlines the sampling procedure for the 2011 drilling campaign. Sample intervals (1.0 m) are washed and sieved by a geologist and then inspected to determine its geological attributes. Geology is entered directly onto standard logging sheets in either hard copy or digital form via a portable computer using standardised geological codes. Each washed sample is then stored in a chip tray and stored in a shed at the core farm for future reference.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 63

Figure 11-1:      Reverse Circulation Sampling flow chart

11.1.2	Diamond Sampling for the 2011 drilling program:

Much of the drill core produced from the Maud Creek area is composed of barren sediments and tuff. Therefore, not all diamond drill core is required to be sampled.

Core orientations were marked on the bottom of the core using a Camteq Orishot tool at the end of each rod. Drill core was then orientated by technicians based on these orientation marks. The Geologists then log each hole for weathering, lithology, structures, alteration, mineralization and geotechnical information. Zones of core loss are identified and marked by inserting marker blocks recording the exact length of the core loss.

At the completion of logging geologists mark the core for sampling and photograph each tray dry and wet. Samples intervals are chosen based on lithological or mineralization contacts. Sample boundaries are often made at pre-existing breaks; otherwise the half core is cut perpendicular to the core axis using an Almonte automated diamond core saw.

Minimum sample size is 0.3 m and maximum size is 1.5 m. The core was cut so as to divide the mineralization in half whilst preserving the orientation line. Some drillholes were sampled for their entire length and some were sampled from 20 – 50 m in the hangingwall through to the end of the hole.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 64

11.1.3	Sampling prior to 2011

Details of the sample collection, preparation and quality control techniques employed by each of the previous operators of Maud Creek are not fully documented. Procedures documented in annual reports written by Kalmet Resources (1996) note that:

•	Sampling techniques varied for each drilling program;

•	A review of the assay database, analytical quality control and sampling techniques was undertaken in July 1996 by Geocraft Pty Ltd, an independent consultant;

•	Two meter composite RC samples were collected by riffle splitting; and

•	5-6 kg samples were dispatched to Alice Springs, where they were riffle split to a nominal 3kg prior to pulverizing of the entire sample.

11.2	Data Sampling and Distribution

The Maud Creek model has been shown during validation to be subject to varying drillhole density and sample locations, which has affected lode geometry. Within the upper/central parts of lodes the drilling is regular and of sufficient density, but subject to decreasing densities and irregular spacing at depth.

11.3	Testing Laboratories

11.3.1	2011 Drilling program

Assaying of the drill core and reverse circulation samples was completed by either NAL at Pine Creek, the NTEL or the ALS labs in Darwin. All laboratories used are independent of Newmarket Gold and are well known to SRK Consulting as competent assayers. Once the assaying laboratory’s personnel receive the drill or chip samples they undertake sample preparation and chemical analysis. Results are returned to Newmarket Gold staff, which validate and input the data into relevant databases.

All analytical work including sample preparation, analytical procedures, QA/QC measures and associated security and chain of custody procedures have been completed in accordance with the established protocols routinely used by Newmarket Gold.

SRK Consulting considers that these procedures and protocols are of acceptable quality and are broadly consistent with international best practice standards. Lab visits have been conducted by Newmarket Gold staff to meet with the management of the laboratories and to inspect the facilities.

11.3.2	Sampling prior to 2011

Various reports written by previous tenement holders document a range of laboratory testing or investigations. The 2006 Snowden report summarised these assessments (Table 11-1):

Table 11-1:      Summary of QAQC reports written for Maud Creek

Company	Report	Year	Description
Placer	Report NT25/91	1991	202 Check-analysis by ALS Townsville of samples previously analyzed by Classic Laboratories
Kalmet	MG03/002	June 1994	Comparison of gold results in 3 sets of ‘twinned’ RC and Diamond Drillholes
Kalmet	KMT196 Table 4	1995	Resampling of 18 intervals in 11 holes that reported > 20 g/t Au
Kalmet	KMT196 Section 5.2.3	1996	Rectification of deliberate sample corruption in Laboratory (1297 samples)

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 65

11.4	Sample Preparation

11.4.1	2011 Drilling program

The following sample preparation activities (Figure 11-2) were undertaken by Newmarket Gold staff for the 2011 drilling program:

•	Standards, blanks, barren quartz flush and duplicates placed in pre numbered calico bags;

•	Sample is placed into calico bags;

•	Calico bags loaded into green plastic bags with the sequence of samples in the bag labelled on the outside;

•	The green plastic bags were then placed into dispatch cages to be picked up by courier and taken to the Laboratory; and

•	At the completion of each hole the core trays are stored in racks for future retrieval.

Figure 11-2:      Diamond Drilling Sampling flow chart

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 66

The primary commercial laboratory used for the Maud Creek drilling campaign was Northern Territory Environmental Laboratories (NTEL), (now Genalysis), with Australian Laboratory Services (ALS) in Darwin acting as an umpire lab. Samples sent to ALS were prepared in Darwin and then sent to either the ALS laboratory facilities in Perth or Townsville for analysis.

The following sample preparation activities are undertaken by laboratory staff (Figure 11-3):

•	Samples are received and checked against the submission sheet;

•	Average sample weight for the submission is taken;

•	Each sample is then dried at 105°C until fully dry;

•	Entire sample is initially crushed in a jaw crusher to approximately 2 mm;

•	Each sample is then rotary split with 300 g taken for milling and assay and remainder set aside as a coarse reject and returned to Newmarket Gold;

•	The 300 g sample is then milled to pass through a roll crusher to 2 mm;

•	Samples are riffle split into two sub-samples – one is milled while the other is retained as a coarse reject and returned to Newmarket Gold;

•	The retained sub-sample is milled to 85% passing 75 µm with 1 in 20 samples wet screened to check for compliance;

•

Each milled pulp samples is further split to provide 25 g for fire assay (FA25) with an AAS finish and <1 g used for multi-element, if required. At ALS 30 g of the pulp is weighed off for fire assay with an AAS finish (AA26); and

•	Any remained pulp sample is kept for future analysis and returned to Newmarket Gold.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 67

Figure 11-3:      Laboratory sampling flow chart

11.4.2	Sampling prior to 2011

Multiple owners have generated the Maud Creek data set in several phases over the last 20 years. The following references were noted by Snowden in 2006:

•	Kalmet Resources engaged Lantana Exploration Pty Ltd in 1995 to re-enter all the analytical data obtained up to that time. This work included all drillhole data up to and including hole number MCP061;

•	Kalmet 1996; engaged geological consultant Geocraft Pty Ltd to verify the database and analytical procedures;

•	Kilkenny 1998; the MRT 1998 resource study states that data files were merged into an Access database and validated using MRT internal systems and no significant errors were detected;

•

Harmony 2003; a competent person has classified the mineral resource estimates for the Maud Creek Project in accordance with the JORC Code and these estimates have been released by Harmony to various Stock Exchanges. This chain of Competent Person Statements as required under the JORC Code has been relied upon by Terra Gold to attest to the validity of the drilling data; and

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 68

•	Terra Gold has undertaken a validation of the database using Micromine validation routines and reported that no significant errors were detected.

11.5	Sample Analysis

11.5.1	2011 Drilling program

Maud Creek drill core and RC samples were assayed for gold and multi element analysis. Gold grades are determined by fire assay/ atomic absorption spectroscopy (AAS) and multi element (silver, arsenic, bismuth, calcium, cobalt, chromium, copper, iron, potassium, manganese, molybdenum, sodium, nickel, lead, antimony, tin, titanium, zinc, zirconium) by ICP Atomic Emission Spectrometry.

The following procedure is undertaken:

•	50 g of pulp is fused with 180 g of flux (silver);

•	Slag is removed from the lead button and cupellation is used to produce a gold/ silver prill;

•	0.6 mL of 50% nitric acid is added to a test tube containing prill, and the test tube is placed in a boiling water bath (100°C) until fumes cease and silver appears to be completely dissolved;

•	1.4 mL of hydrochloric acid (HCl) is added;

•	On complete dissolution of gold, 8 mL of water is added once the solution is cooled; and

•	Once the solids have settled, the gold content is determined by fire assay/atomic absorption AAS.

The following procedure is undertaken for multi element analysis:

•	A 0.25 g sample is pre- digested for 10-15 minutes in a mixture of nitric and perchloric acids;

•	Hydrofluoric acid is added and the mixture is evaporated to dense fumes of perchloric;

•	Residue is leached in a mixture of nitric and hydrochloric acids;

•	Solution is then cooled and diluted to a final volume of 12.5 mls; and

•	Elemental concentrations are measured simultaneously by ICP Atomic Emission Spectrometry.

11.5.2	Sampling prior to 2011

•	Kalmet utilised ALS in Alice Springs for gold and arsenic assays;

•	All samples were analyzed by ALS in Alice Springs for gold by fire assay method PM209 and for arsenic by AAS method G003 or G102;

•	Selected holes as MD21 to MD31 were assayed for copper, lead, zinc, silver, nickel, antimony, bismuth, chromium by AAS method G102. Samples from MD21 were also analyzed for Hg by AAS method G008;

•	Check samples for gold were analyzed by Analabs in Townsville;

•	Duplicate check samples were assayed for gold by either ALS in Alice Springs or Assay Corp in Pine Creek; and

•	SG measurements were completed on 22 oxide and transition ore and wall rocks, selected from MD15 to MD19. Measurements were completed by Assay Corp in Pine Creek.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 69

11.6	Laboratory Reviews

The two laboratories used by Newmarket Gold for Maud Creek offer different preparation techniques with the 25 g fire assay by NTEL and a 30 g fire assay by ALS. The following summarises findings with respect to assay work from the two independent laboratories:

•	There are some errors in the datasets. Typographical errors, wrong standards, recorded/sent to the lab, obvious swaps in the databases. These errors are collaborative from both the laboratories and the database operator;

•	ALS report lab standards while NTEL do not;

•	Outright errors should not be appearing in the database (standards and replicates);

•	Proper control charting methods should be applied to fire assay batches that indicate standards outside proper control limits;

•	The lack of blanks inserted prior to sample submission needs to be addressed; and

•	It is of the opinion of SRK that the sampling preparation, analysis and security procedures are all adequate for use in these mineral resource and reserve estimates.

NTEL is an independent laboratory based in Darwin. The relationship between NTEL and Newmarket Gold is on a client/supplier arrangement with a contract in place for service. ALS laboratories are certified using the ISO9001:2008 accreditation (Quality Management Systems – Requirements). They also hold the NATA Technical accreditation under ISO17025:2005.

11.7	Assay Quality Assurance and Quality Control

11.7.1	Standard Reference Material

2011 Newmarket Gold drilling program:

Certified standards are submitted to the laboratory on a regular basis. A standard is inserted into every batch every 117 samples during the RC program and every 26 samples during the diamond drilling program (or less).

There were initially 3 standards across all ranges used during the RC drilling program and 5 standards across all ranges used during the diamond drilling program (Table 11-2).

Each standard for each drill type is charted chronologically to check for compliance and any progressive trends, which may be apparent. An example of the chart used to chronologically check the standards is presented inFigure 11-4.

A total of 48 standards were used against the 1243 samples taken for the diamond drilling program with 6 standards inserted for the 699 samples taken for the RC program. No laboratory standards were inserted.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 70

Table 11-2:      Standard ST202/5355 Compliance table for Maud Creek Newmarket Gold 2011 drilling program.

Standard	ST202/5355
Recommended value	2.37
Mean Result	2.35
AUD% difference versus	-1.0
RV
Standard Deviation	0.07
Number of assays	17
Number > -2SD	0
Number > +2SD	0
% +/- 2SD	100

Figure 11-4:      Standard ST202/5355 Compliance chart for Maud Creek Newmarket Gold 2011 drilling program.

Sampling prior to 2011

The Maud Creek digital database notes that four certified standards were inserted during the Maud Creek drilling programme run by Placer between 1990 and 1991 (Table 11-3).

Table 11-3:      Maud Creek Certified Laboratory Standards

Standard	Au (g/t)
OxE20	0.548
OxG22	1.035
OxH19	1.344
OxH29	1.298

Figure 11-5 to Figure 11-8 are plots sourced from pre 2011 drill data, and show difference (%) and absolute difference (%) for each standard assay on the left-hand vertical axis, with gold grade (g/t) on the right-hand vertical axis. The standard value is plotted in purple, and the CRM lab value is plotted in blue. Values of greater than 20% difference between certified value and the determined value appear to be related to submission error or incorrect standard.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 71

Figure 11-5:      Standard OxH19

Figure 11-6:      Standard OxE20

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 72

Figure 11-7:      Standard OxE21

Figure 11-8:      Standard OxG22

11.7.2	Blank Material

2011 Newmarket Gold drilling program:

Blank materials included in the sample stream were derived from several sources; barren core, barren coarse rejects, crushed Bunbury Basalt (from Gannet Holding Pty Ltd, referred to in this report as blank). Blank results above 0.02 g/t Au are queried and any issues resolved. Results are chronologically charted to visually check compliance (Figure 11-9). No blanks were inserted into the Maud Creek RC drilling program. For the diamond drilling program, a total of 72 blanks were inserted with 98.6% at or below 0.02 g/t Au.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 73

Figure 11-9:      Compliance chart for blanks used in the 2011 Maud Creek drilling program.

Sampling prior to 2011

There was no evidence in any reporting indicating the insertion of blank material with samples submitted to laboratories.

11.7.3	Duplicate Assay Statistics

2011 Newmarket Gold drilling program:

Relative precisions have been used to analyze the precision of duplicate samples. The relative precision is a measure of dissimilarity, that is, if both distributions are exactly the same, this value will equal zero increases as the distributions become more dissimilar.

In this report, relative precision has been calculated using all data pairs for the ranges of below detection (<0.01 g/t) to 0.20 g/t Au, 0.21 to 0.5 g/t Au, 0.51 to 0.7 g/t Au, 0.71 to 1.00 g/t Au, 1.01 to 1.40 g/t Au, 1.41 to 5.00 g/t Au and >5.00 g/t Au. This is to isolate the large conditional variance of errors associated with assay determinations near both lower and upper analytical detection limits and to selectively analyze results within these set ranges.

An example of the analysis tables for the 2011 Maud Creek drill program is given in Table 11-4 to Table 11-6 and Figure 11-10.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 74

Table 11-4:      Duplicate analysis table for the 2011 drilling program

Repeat	Maud Creek DD NTEL FA25 Total Program
Mean original results:	0.06
Mean repeat results:	0.07
Number of assays:	39
Standard Deviation:	0.07
Sum of Differences:	-0.39
Sum of Diff * Diff:	0.18
Mean Difference:	-0.01
% Results within +/- 2SD	102
Results within 30% precision level	86
Average absolute % Difference:	24
% Assays original <or = repeat	83

Table 11-5:      Duplicate correlation table for the 2011 drilling program:

Range (g/t)	Original vs Repeat
Combined	0.952
<0.20	0.777
0.21 – 0.50	-
0.51 – 0.70	-
0.71 – 1.00	1.000
1.01 – 1.40	-
1.41 – 5.00	-
>5.01	-

Table 11-6:      Duplication R Table for the 2011 drilling program

Range (g/t)	# of assays	% of total #	Mean original	Mean repeat	% diff between means (bias)	Average % diff between assays (bias)	Absolute average % diff between assays (total error)	Standard Deviation
<0.20	38	97	0.03	0.04	-21.8	-9.00	24	0.07
0.21 – 0.50	0	0	-	-	-	-	-	-
0.51 – 0.70	0	0	-	-	-	-	-	-
0.71 – 1.00	1	3	1.08	1.19	-10.2	-10.19	10	0.00
1.01 – 1.40	0	0	-	-	-	-	-	-
1.41 – 5.00	0	0	-	-	-	-	-	-
>5.01	0	0	-	-	-	-	-	-
Total:	39	100	0.06	0.07	-16.5	-1.3	24	0.07

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 75

Figure 11-10:      Duplicate correlation plot; range <0.2 g/t for 2011 drilling program

Eighty Six per cent of diamond duplicates for Maud Creek fall within the 30% precision level. All but one of the 39 original samples is above 0.2 g/t Au with 24 original samples being below the detection limit. Of the 29 RC duplicates taken, 24 of the original samples are below the detection limit with 87% falling within the 30% precision level.

Sampling prior to 2011

The database for pre 2011 drilling contains laboratory repeat data (Au1 and Au2). Figure 11-11 is a relative difference plot of the two data sets. It would generally be expected that as the average grade of each pair of data increases the relative difference between the paired data would decrease. The plot does not indicate this, suggesting some issues with laboratory precision. This may reflect the presence of coarse or nuggety gold. It is understood that no screened fire assay analysis were undertaken to help assess whether coarse gold is an issue at Maud Creek. Furthermore it must be noted that these are (presumably) repeats initiated by the laboratory, and not blind submissions of field duplicates, which may be normally expected to show poorer precision than laboratory repeats.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 76

Figure 11-11:      Relative difference plot original vs lab repeats for pre 2011 Maud Creek drill data

11.7.4	Internal laboratory Repeats

2011 Newmarket Gold drilling program:

Internal laboratory repeats were taken for both RC and diamond drilling at the primary laboratory (NTEL). Relative precisions have been used to analyze the precision of repeat samples. The relative precision is a measure of dissimilarity, that is, if both distributions are exactly the same, this value will equal zero increases as the distributions become more dissimilar.

In this report, relative precision has been calculated using all data pairs for the ranges of below detection (<0.01 g/t) to 0.20 g/t Au,0.21 to 0.5 g/t Au, 0.51 to 0.7 g/t Au, 0.71 to 1.00 g/t Au, 1.01 to 1.40 g/t Au, 1.41 to 5.00 g/t Au and >5.00 g/t Au. This is to isolate the large conditional variance of errors associated with assay determinations near both lower and upper analytical detection limits and to selectively analyse results within these set ranges.

An example of the analysis tables for the 2011 Maud Creek drill program is given in Table 11-7 to Table 11-9 andFigure 11-12.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 77

Table 11-7:      Repeat analysis table for the 2011 drilling program:

Repeat	Maud Creek DD NTEL FA25 Total Program
Mean original results:	0.36
Mean repeat results:	0.35
Number of assays:	356
Standard Deviation:	0.16
Sum of Differences:	2.75
Sum of Diff * Diff:	9.55
Mean Difference:	0.01
% Results within +/- 2SD	98
Results within 30% precision level	96
Average absolute % Difference:	1
% Assays original <or = repeat	97

Table 11-8:      Repeat correlation table for the 2011 drilling program:

Range (g/t)	Original vs Repeat
Combined	0.991
<0.20	0.999
0.21 – 0.50	0.993
0.51 – 0.70	0.940
0.71 – 1.00	1.000
1.01 – 1.40	0.998
1.41 – 5.00	0.976
>5.01	0.998

Table 11-9:      Repeat R Table for the 2011 drilling program

Range (g/t)	# of assays	% of total #	Mean original	Mean repeat	% diff between means (bias)	Average % diff between assays (bias)	Absolute average % diff between assays (total error)	Standard Deviation
<0.20	271	76	0.02	0.02	-0.5	-0.1	0	0.00
0.21 – 0.50	34	10	0.34	0.34	0.3	0.5	1	0.01
0.51 – 0.70	7	2	0.59	0.60	-2.2	-1.9	2	0.04
0.71 – 1.00	10	3	0.83	0.83	0.0	0.0	0	0.00
1.01 – 1.40	8	2	1.14	1.14	-0.2	-0.2	0	0.01
1.41 – 5.00	23	6	2.74	2.65	2.3	2.3	6	0.25
>5.01	3	1	9.13	8.87	13.5	13.5	21	2.01
Total:	356	100	0.36	0.35	2.1	0.1	1	0.16

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 78

Figure 11-12:      Repeat correlation plot; range <20 g/t for 2011 drilling program

Ninety six per cent of diamond repeats for Maud Creek fall within the 10% precision level. One hundred and ninety seven of the original samples are below the detection limit. Eighty five of the 356 original samples are above 0.2 g/t Au. Of the 7 RC repeats taken, none of the original samples are below the detection limit with 26% falling within the 10% precision level.

11.7.5	Inter- laboratory Repeats

2011 Newmarket Gold drilling program:

An example of the analysis tables for the 2011 Maud Creek drill program is given in Table 11-10 to Table 11-12 and Figure 11-13.

Table 11-10:      Inter-laboratory repeat analysis table NTEL: ALS for the 2011 drilling program:

Repeat	Maud Creek DD NTEL:ALS Total Program
Mean original results:	1.52
Mean repeat results:	1.42
Number of assays:	77
Standard Deviation:	0.35
Sum of Differences:	7.75
Sum of Diff * Diff:	9.18
Mean Difference:	0.10
% Results within +/- 2SD	95
Results within 30% precision level	73
Average absolute % Difference:	7
% Assays original <or = repeat	44

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 79

Table 11-11:      Inter-laboratory repeat correlation table NTEL: ALS for the 2011 drilling program:

Range (g/t)	Original vs Repeat
Combined	0.990
<0.20	0.953
0.21 – 0.50	0.964
0.51 – 0.70	0.109
0.71 – 1.00	0.743
1.01 – 1.40	0.885
1.41 – 5.00	0.907
>5.01	0.998

Table 11-12:      NTEL: ALS Inter-laboratory repeat R Table for the 2011 drilling program

Range (g/t)	# of assays	% of total #	Mean original	Mean repeat	% diff between means (bias)	Average % diff between assays (bias)	Absolute average % diff between assays (total error)	Standard Deviation
<0.20	14	17	0.11	0.10	5.8	6.24	11	0.02
0.21 – 0.50	21	26	0.40	0.39	2.8	2.87	5	0.03
0.51 – 0.70	6	7	0.63	0.66	-4 .2	-4.26	7	0.05
0.71 – 1.00	7	9	0.84	0.84	0.0	0.06	4	0.05
1.01 – 1.40	6	7	1.13	1.11	1.3	1.11	4	0.06
1.41 – 5.00	24	29	2.64	2.36	10.5	7.44	10	0.61
>5.01	4	5	8.34	8.09	2.9	3.71	4	0.45
Total:	82	100	1.52	1.52	0.0	1.1	7	0.34

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 80

Figure 11-13:      NTEL: ALS Inter-laboratory repeats for all ranges NTEL FA25: ALS AA25 for the 2011 drilling program

Seventy three percent of all diamond pulp samples fall within the 10% precision level for inter laboratory repeats. The limited population of inter laboratory repeats for both the diamond and RC programs limits this data. Seventeen percent of all RC pulp samples fall within the 10% precision level for inter laboratory repeats however only 2 samples are above 0.2 g/t with samples approaching the lower detection limit significantly affecting the precision results.

For the 2011 Newmarket Gold soil sampling program:

Soil sampling programs were undertaken at Maud Creek. 2488 soil samples were taken at Maud Creek with 82 (3.2%) of them being duplicate samples. – Samples were sent to ALS in Perth and analyzed using their Ionic Leach MEMS-23 method. Eighty four percent of duplicate samples taken from Maud Creek were within the 30% precision level.

11.7.6	Sampling prior to 2011

Some umpire analysis was undertaken between ALS (the primary laboratory) and Assay Corp laboratories. It is not known whether any common CRM was submitted to both laboratories to assist in calibrating the results. Figure 11-14 is a log Q-Q plot of the ALS data against the Assay Corp data and suggests that ALS is slightly under-reporting relative to Assay Corp.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 81

Figure 11-14:      ALS: Assay Corp Inter-laboratory check analysis for pre 2011 Maud Creek drilling

Some samples were re-split, re-assayed and compared against the original data. Figure 11-15 is a log scatter plot of the re-split data which suggests a slight bias towards the original assay, although the overall correlation is acceptable. However, as the bulk of the data grades are less than 1 g/t Au, the results have little relevance to the Maud Creek estimate.

Figure 11-15:      ALS Re-split check assays for pre 2011 Maud Creek drilling

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 82

11.8	Sample Transport and Security

11.8.1	2011 Newmarket Gold drilling program

A Newmarket Gold staff member is stationed on the RC drill rig while samples are being drilled and collected. At the end of shift samples were generally transported to the sample collection area where they are stored in crates as they await transportation the lab. Samples are shipped in regular intervals so they are not in crates for a length of time. These samples are located at the Brocks Creek exploration office, which can be secured if no staff member is on site.

In terms of diamond drilling, the core is collected daily from the rig and transported to the exploration office near the old Brocks Creek underground mine. Prior to the samples being transported, a photo was taken on site. This was to ensure there was a record of the material drilled before it left site, it also served the purpose of having a geological record of the drilling in case the core was damaged during transportation. The drill core is then stored in the core shed for logging and sampling. The core shed is located in a compound with security fencing. This location is locked up when no Newmarket Gold staff member is on site. Samples are cut at this location and loaded into lab crates once in calico sample bags as they await collection. These samples are then transported directly to the lab for analysis.

Once assaying is complete the results are returned in digital format to the data entry personnel employed by Newmarket Gold. These files are then loaded directly into a Datashed database. Validation via a visual comparison of standard and blanks against received values. Any questionable results are then raised with the laboratory and resolved. Submissions outside given QAQC guidelines are rejected and not loaded until resolved by the laboratory. The Datashed database is located at the Exploration office and the software is a SQL database with built-in security limiting access to people outside the Company network.

11.8.2	Sampling prior to 2011

After taking custody of the drill core, Geologists’ conducted an industry compliant program of geological logging, photography, density measurements, and core sampling. Core was logged in detail onto paper and then entered into the project database. A site visit was completed in January 2006 by Snowden and the drill core was found to be well handled and maintained.

11.9	Conclusions

11.9.1	2011 Newmarket Gold drilling program

The results from the QAQC analysis of drilling has indicated a good level of confidence in assay grades for use in the resource model. The following recommendations for improvements in the current procedures are:

•	An immediate follow up with the laboratory when controls fail;

•	Increase in the regularity of blank material within the sample stream with 1:50 for RC drilling and 1:20 for diamond drilling;

•	An increase in the regularity of standards inserted to the desired 1:25 rate;

•	Inter laboratory repeats to meet or exceed a rate of 1:20 to original samples;

•	Assay results to be thoroughly assessed for errors prior to loading;

•	Conducting an analysis on barren core that is re–used to serve as blanks for future batches; and

•	Regular tracking of QAQC compliance.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 83

11.9.2	Sampling prior to 2011

Recommendations were made by Snowden in 2006 to improve the sampling procedures:

•	The current QA/ QC programs should be continued for all future sample programs at Maud Creek;

•	Continuation of the compilation and documentation of historical work undertaken at Maud Creek;

•	Systematic analysis and reporting of the QA/QC data acquired during sampling; and

•	Regular auditing of the database and sampling procedures in order to maintain the integrity of the database.

Since Newmarket Gold has taken ownership of Maud Creek, the recommendations made by Snowden in 2006 have been incorporated into sampling procedures.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 84

12	Data Verification

A thorough examination of all available information was conducted by SRK and Lee Beer of Newmarket Gold. A summary of the issues identified can be found below:

•	Several elements from historical assaying had not been imported into the database, notably sulphur and arsenic;

•	Differences in end of hole depths between the Datashed and acquire databases;

•	Grid conversion issues between regional MGA and calculated local grid coordinates;

•	Lack of clarity when distinguishing between original and re-drilled holes (same collar coordinates but differing end of hole depths);

•	Issues with gryoscopic surveys due to the magnetic correction being erroneously applied;

•	Missing assays from the Datashed database;

•	Missing assays from original source (pdf document);

•	Different assay values between Datashed and acQuire databases;

•	‘Self-referencing’ field duplicates;

•	Conflicting core recovery values between Datashed and acQuire databases;

•	Overlapping intervals in geology logging;

•	Interval gaps in geology logging;

•	Unrecognized logging codes;

•	Logged intervals beyond end of hole depth;

•	Different types of values logged for the same variable; for example, RQD logged at both a percentage and a meter value; and

•	Missing geology logs from either digital database; only present in scanned pdf document.

All issues have either been rectified by Newmarket Gold/SRK or were deemed immaterial for the current resource estimate and will be entered/corrected in the Datashed database when time permits. SRK also conducted a site visit to verify the logging codes used in the 2011 Newmarket Gold drilling, and any available historic drilling. SRK believes the level of geological logging utilised throughout the Maud Creek drilling programs is sufficiently consistent and representative to use for a Mineral Resource Estimate.

All available QAQC reports were analyzed by SRK, to ensure the sample preparation and analysis conducted for each drill program was consistent with industry standards (Table 12-1). QAQC reports prior to 1998 did not include any analysis of the CRM’s or blanks, but did include an investigation of field duplicates. Check laboratories have been utilised throughout the Maud Creek drilling programs, generally between ALS, Assay Corp and NAL. Generally QAQC reports were created by external consultants, either GEOCraft or Snowden, and concluded that the sample preparation and analysis techniques used had been appropriate and consistent with industry standards.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 85

Table 12-1:      Summary of QAQC Reports completed for Maud Creek

Company	Year	Program	Laboratory	Check Lab	CRM Analysis Checked	Blank Analysis Checked	Duplicate Analysis Checked	QAQC report
CGAO	2011	MC (6)	NAL	ALS	Y	Y	Y	SRK 2015/2006 Snowden
		MCRC (14)	NAL	ALS	Y	Y	Y	SRK 2015/2006 Snowden
Terra Gold	2007	TMCD (1)	SGS		Y	Y	Y	GEOCraft 2005
Terra Gold	2005	MD (2)	ALS	ALS	Y	Y	Y	GEOCraft 2005
Hill 50	2001 - 2002	MCP (40)	NAL		Y	Y	Y	Snowden 2005/ GEOCraft 2005
		MD (16)	NAL		Y	Y	Y	Snowden 2005/ GEOCraft 2005
Anglo Gold	1999 - 2000	MRC	Assay Corp	Amdel	Y		Y	AngloGold internal Standard monitoring
Kilkenny Gold	1997 - 1998	DRC (44)	Assay Corp		N	N	Y	Snowden 2005/ GEOCraft 2005
		GRC (17)	Assay Corp		N	N	Y	Snowden 2005/ GEOCraft 2005
		MCE (21)	Assay Corp		N	N	Y	Snowden 2005/ GEOCraft 2005
		MCW (51)	Assay Corp		N	N	Y	Snowden 2005/ GEOCraft 2005
		MD (19)	Assay Corp		N	N	Y	Snowden 2005/ GEOCraft 2005
		SRR (14)	Assay Corp		N	N	Y	Snowden 2005/ GEOCraft 2005
Kalmet	1993 – 1996	KR (282)	ALS	Assay Corp	N	N	Y	GEOCraft 1996/2005
		MCP (265)	ALS	ANALA BS	N	N	Y	GEOCraft 1996/2005

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 86

Company	Year	Program	Laboratory	Check Lab	CRM Analysis Checked	Blank Analysis Checked	Duplicate Analysis Checked	QAQC report
		MD (33)	ALS	ALS	N	N	Y	GEOCraft 1996/2005
		MRB (216)	ALS		N	N	Y	GEOCraft 1996/2005
		MRC (36)	ALS	ALS	N	N	Y	GEOCraft 1996/2005
		SWM (9)	ALS		N	N	Y	GEOCraft 1996/2005
Placer	1989 – 1991	WD (20)	Classic Laboratories	ALS	N	N	Y	GEOCraft 1996/2005
		WP (40)	Classic Laboratories	ALS	N	N	Y	GEOCraft 1996/2005

12.1	Site Visit

Kirsty Sheerin of SRK visited site between the 3 and 7 August 2015 in order to examine and check the logged core that was still available at site (Table 12-2). Observations are detailed below:

At the immediate footwall to the mineralized zone shale units were regularly observed. Sometime these were logged as such in the primary lithology field, and sometime they were captured in the alteration/structure or comments fields of the database. The shale units are generally very sheared. Where the shale units correlate with mineralization it is possible the low hardness of the shale compared to the sandstone and tuff created a zone of weakness where shearing and subsequent mineralization has occurred. They are generally devoid of veining, so any mineralization is associated with the shale itself, but whether it pre or post-dates the shearing is not known.

From a competency point of view, there appear to be two reasons the footwall is less competent then the tuff. The tuff has generally the same composition/provenance as the sandstone footwall (felsic volcanic), but it is obviously more brecciated in texture. This has allowed the silica and chlorite alteration to penetrate the tuff more. This in turn has increased its hardness. In comparison, the footwall is composed of layers of sandstone, siltstone and shales. These individual rock types are more compacted than the tuff and therefore have been less altered, except between the rock types where the differences in grain size is more pronounced. This has allowed regular shearing along the lithology boundaries within the footwall to occur (particularly where the shale is located) and therefore a less component footwall. This variation between sandstone, siltstone and shale doesn’t appear to have been logged consistently, but it would be of significant use from a mining perspective, particularly within the first 10-15 m of the footwall contact.

The isolated mineralization observed outside the main corridor of mineralization was also investigated. While there were only a few instances of this in the available core, generally any mineralization was associated with isolated veining or a shear/fault zone.

Overall the logging contained in the database correlated well with the main lithological contact boundaries observed in the core. There were slight discrepancies in some areas (generally a lack of detail), but none which SRK deemed to be inappropriate for use in a resource model.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 87

Table 12-2:     Holes and intervals checked

BHID	From	To	Meters Logged
MC002	284.5	316.47	31.97
MC006	563.4	587.29	23.89
MC004	430.31	463.08	32.77
MD009	96.5	113.8	17.30
MD035	435.72	477.55	41.83
MD038	408	450.3	42.30
MD042	337.25	370.8	33.55
MD027	180.1	218.77	38.67
MC005	578.33	621.41	43.08
MD057	349.9	382.5	32.60
MD051	435.65	473.65	38.00
MD045W1	490.5	520	29.50
MD039	360.8	385.03	24.23
		Total	429.69

The logging correlated well with what was perceived to be the main lithological contact boundaries. There were slight discrepancies in some areas (generally a lack of detail).

At the immediate footwall to the mineralized zone regular shale units were observed. Occasionally they were logged as such, and sometimes it was captured in the alteration/structure. Generally the shales were quite sheared so this is understandable. Where they correlate with mineralization it is possible the low hardness of the shale compared to the sandstone and tuff created a zone of weakness where shearing and subsequent mineralization has occurred. They are generally devoid of veining, so any mineralization is associated with the shale itself, but whether it pre or post-dates the shearing is not clear.

From a competency perspective, there appear to be two reasons the footwall is less competent then the tuff. The tuff has similar composition/provenance as the sandstone footwall (felsic volcanic), but it is obviously more brecciated in texture. This has allowed the silica and chlorite alteration to penetrate the tuff more pervasively. This has subsequently increased its hardness. In comparison, the footwall is composed of layers of sandstone, siltstone and shales. These individual rock types are more compacted than the tuff and therefore have been less altered, except between the lithologies where the difference in grain size is more pronounced. This has allowed regular shearing along the lithology boundaries within the footwall to occur (particularly where the shale is located) and therefore a less component footwall. This variation between sandstone, siltstone and shale doesn’t appear to have been logged consistently, but it would be of significant use from a mining perspective, particularly within the first 10 – 15 m of the footwall contact.

The isolated mineralization observed outside the wireframed 0.1 g/t halo was also investigated. Only a few instances of this were available at the core shed to inspect, however, the few examples seen suggest that generally any mineralization is associated with isolated veining or a shear/fault zone.

The information gathered from the validation logging was then cross checked thoroughly with the database, and SRK believe the geology model created was appropriate for use as the basis of the resource estimate. Any variations observed with the logging will be used to better understand the genesis of the deposit and help design a future infill drill program.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 88

12.2	2011 Newmarket Gold soil sampling program

Newmarket Gold utilize specialized industry computer software to manage its drillhole and assay database and employ dedicated personnel to manage the database and apply appropriate QAQC procedures to maintain the integrity of the data. Data is assessed for errors against standards and blanks prior to loading into Maxwell GeoServices Datashed™ database software. Data is then spatially assessed in commercially available mining software package Micromine™ for any other questionable results.

Previously, consultants have completed various database checks, which have not identified any reportable errors, which would have raised any concerns about the integrity of the data. During the preparation of this report, which has included search and lookup of assay results, generation of plans and sections and estimation of mineral resources, the Qualified Persons did not encounter any difficulties with the database; SRK believes the historical data/database has been verified to a sufficient level to permit its use and confidence in its reliability.

Wherever possible Newmarket Gold has also conducted on ground checks of data, this includes the– re surveying of historic drill collars and previously mined open pits. The checking of the open pits has involved the use of a surveyor with a depth sounder to test the bottom of the pit against previous pit pickups. This was done to ensure an accurate depletion of the Mineral Resource.

During the past 2 years Newmarket Gold has spent a large amount of time and money reviewing all historic data in both hard and soft copy forms. This has given the Company a much better understanding of the original data that is available for cross checking and review.

12.3	Sampling prior to 2011

Access software was implemented to manage the Maud Creek database in 2006. The software includes a strict, controlled and structured set of fields and columns to manage the data flow, and checks to alert the database manager of any data importation issues.

The geological interpretation, core logging facility and core storage areas were inspected by Snowden in 2006. In all instances the lithologies, mineralization, alteration and sample intervals were found to agree with the drill logs.

Snowden reviewed the database and confirmed that the data extracted for resource estimation matched the primary database records. Overall the review in 2006 concluded that the data has been verified to a sufficient level to permit its use in a CIM compliant resource estimate.

In 2006 Snowden reviewed all previous drilling data and concluded that the lack of documented and relevant QAQC data and protocols was material to the previous estimate, and until addressed would impact upon the ability to classify the resource estimate with greater confidence than Inferred. Based on this advice a resampling programme was implemented by GBS, whereby remaining core was resampled and assayed together with the submission of independent certified reference materials (CRMs).

In July 2005 179 previously cut and analyzed core intervals were resampled and submitted to SGS laboratory in Perth for analysis along with a number of CRMs. The results of the programme are detailed in the Technical Report Maud Creek Project Drill-Hole Data Validation for Resource Assessment by Andrew Milne of GeoCraft Pty Ltd dated August 2005. Standard fire assay analysis was undertaken on the 179 samples, and then 57 samples were re-assayed using screen fire techniques to compare against the corresponding fire assay analysis.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 89

The following concerns regarding the programme were identified:

•	Sampling and analysis of different parts of the core,

•	Different proportions (half vs a quarter) of the core in some cases; and

•	Different Laboratories performing the initial (ALS or Assay Corp) and Resample (SGS) analysis.

Figure 12-1 and Figure 12-2 are precision plots comparing the original data vs the resample and the fire assay data vs the screen fir e data, respectively. Figure 12-1 shows about 30% of the data plotting above the 20% precision line, which given the concerns raised above is an acceptable level. Figure 12-2 suggests that coarse gold is not affecting the fire assay results and that they can be considered acceptable for use.

Figure 12-1:      Precision plot original vs resample

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 90

Figure 12-2:      Precision plot fire assay vs screen fire assay

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 91

13	Mineral Processing and Metallurgical Testing

13.1	Metallurgical Testing

An extensive program of metallurgical testing was carried out from 1994 through to 2006. Much of the focus and testing was on downstream oxidation processes on refractory mineralization, such as bioxidation (Biox) and the GEOCOAT® Process. This summary of metallurgical testing considers only those parts relevant to the current flowsheet selection, i.e.:

•	Crushing and grinding.

•	Gravity recovery.

•	Flotation.

•	Tailings and concentrate dewatering.

Direct cyanidation leaching of mineralization and concentrates was tested on the fresh (sulphide) mineralization with poor results and is omitted from this summary.

The major body of work was undertaken for Kalmet Resources N.L. by Ammtec in 1996 – 1998. Nine separate reports focussed on flotation testing, while only one dealt directly with SAG milling.

SAG milling was not tested in detail because the previous owners envisaged a relatively low throughput processing facility (300 ktpa) and a conventional crushing plant suitable for an oxide material gold heap leach as well as the fresh material mill feed. For the current development strategy, more SAG milling test work is required.

13.1.1	Comminution

Three reports cover measurements of physical parameters for crushing and grinding:

•	Ammtec report A5161 Metallurgical test work on variability samples VL 5-8 and VF 1- 8 from the Maud Creek Project for Kalmet Resources (December 1996) .

•	Ammtec report A6076 Metallurgical testing of variability samples VF9 – VF15 from the Maud Creek Gold Project for Kilkenny Gold NL (February 1998).

•	Ammtec report A6443, SAG milling test work associated with the Maud Creek Gold Project for Kilkenny Gold NL (October 1998).

Crushing

Reports A5161 and A6443 include measurements of crushing work index (CWi) and unconfined compressive strength (UCS).

Report A5161 describes samples VL 5 – 8, selected from hole MD20 intervals to represent a profile of increasing depth and sulphur level (less oxidised). Ten specimens were selected from these intervals for crushing work index tests and 5 specimens were selected for UCS tests. Results are as follows:

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 92

Table 13-1:      Crushing Test results from Report A5161

Sample	Drillhole	Depth (m)	Ore type	CWi (kWh/t)	Lithology
CWi-1	MD21	28.5	Oxide/transition	16.2	Oxidised tuff, quarts & carbonate
CWi-2	MD21	32.7	Transition	8.5	Breccia tuff, quartz carbonate, graphite
CWi-3	MD21	41.5	Transition	11.1	Massive quartz, graphitic, minor pyrite & arsenopyrite
CWi-4	MD20	67.3	Primary	8.2	Graphitic quartz carbonate stockwork, arsenopyrite
CWi-5	MD20	82.0	Primary	10.9	Massive quartz, pyrite, arsenopyrite,
CWi-6	MD14	86.1	Primary	13.5	Tuff, weak stockwork, pyrite
CWi-7	MD14	92.0	Primary	10.0	Tuff
CWi-8	MD14	105.1	Primary	8.5	Massive quartz vein, minor graphite
CWi-9	MD14	109.2	Primary	8.9	Quartz breccia, graphite, pyrite, arsenopyrite
CWi-10	MD14	112.5	Primary	5.9	Graphite quartz stockwork, pyrite, arsenopyrite
			Average	10.2
			Maximum	16.2
			Minimum	5.9
			75th percentile	11.05

The UCS results ranged from 52 – 285 MPa with an average of 163 MPa.

Report A6443 describes the samples tested as from ‘5 trays of recently drilled HQ core’. Intervals are specified but the exact drillhole was not identified. The core includes oxide, main lode and hanging wall intervals. Four sulphide core specimens were tested for UCS; three from the main lode and one from the hanging wall. Sixteen sulphide core specimens were tested for crushing work index (CWi). Results are as follows, they exclude the oxide sample test results:

Table 13-2:      Crushing Test Results from Report A6443 (Oxides Excluded)

	CWi (kWh/t)	UCS (MPa)
Average	10.7	132
Maximum	23.0	182
Minimum	4.5	106
75th percentile	13.2	139

These results indicate moderate average power requirements, but with wide variation. The UCS results would be classified as strong (60 – 200 MPa), with the maximum result approaching the very strong level (>200 MPa) but is not at levels that cause crushing difficulties with appropriate equipment selection. An additional sample VL5-8 had additional UCS tests undertaken on it. The deepest sample demonstrated very high competency (285 MPa) and a 75th percentile of 208 MPa. The combined UCS 75th percentile used for the process design criteria (PDC) is 182 MPa.

The average CWi is only moderate in strength but the maximum level is would be classified as strong. In both cases (UCS and CWi), this suggests more tests would be required to get a reliable average. In the absence of further data, a conservative value is chosen for design; however, they support SAG milling as a viable comminution flowsheet option.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 93

Grinding

Ammtec report A5161 describes composite samples VF4/6 being subjected to measurements of abrasion index and bond rod and ball mill work indices (BRMWi and BBMWi). The composite was a 50/50 blend of primary ore sample VF4 and primary footwall sample VF6:

•	VF 4: Drillhole MD 20, (61.0 - 74.0 m, 80.0 - 83.7 m).

•	VF 6: Drillhole MD 14, (98.9 - 116.5 m).

These samples had quite high gold grades of 10.83 g/t and 12.31 g/t respectively.

Ammtec report A6076 describes the BBMWi testing of composites VF10 and VF14. The sample origin is provided as:

•	VF 10: Drillholes MD 40 (323.3 – 329.8 m), MD 41 (314.55 – 319.0 m), MD 44 (325.0 – 337.0 m).

•	VF 14: Drillholes MD 35 (459.4 – 464.8 m), MD 37 (463.0 – 469.1 m), MD 38 (429.0 – 436.0 m).

Results from the two reports are summarised as follows:

Table 13-3:      Grinding Test Results from Reports A5161 and A6076

	Average depth (m)	BRMWi (kWh/t)	BBMWi (kWh/t)
Earlier work		16.65	17.73
VF4/6	78	17.8	18.1
VF10	283		18.6
VF14	392		19.64
Average		19.0	18.8

Grinding power consumption was also recorded in the flotation pilot plant runs:

•	1996 pilot run: 12.24 kWh/t.

•	1997 pilot run: 11.95 kWh/t.

The equipment and feed size were not in accordance with the standard Bond work index methods, so the results should be treated with caution, however they are indicative. In summary, all the comminution test programs indicate a moderately hard, highly abrasive ore requiring high grinding energy and highly variable crushing energy.

Summary data from John MacIntyre’s comminution evaluation report are as follows:

Table 13-4:      Summary of Comminution Results from J MacIntyre Metallurgical Evaluation (Sept ‘98)

		Oxide	Primary
Bond crushing work index	kWh/t	5.0	10.2
Bond Rod mill work index	kWh/t	16.65	19.0
Bond Ball mill work index	kWh/t	17.73	18.8
Abrasion index		0.489	0.678
Unconfined compressive strength	MPa	49	163

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 94

The following observations are reproduced from the MacIntyre report:

1.

The average Bond crushing work index values for both the oxide and primary zones are low. Although the database is limited the primary zone crushing work index does not appear to increase with depth to a vertical depth of 100 meters.

2.

Both the oxide and primary zone rod and ball mill work index values are high. No rod mill work index value has been measured on samples obtained from a depth greater than 78 meters. The primary zone ball mill work index values do not appear to be depth sensitive to depth of 392 m.

3.	The oxide abrasion index is above average and the primary zone abrasion index is high.

4.

The unconfined compressive strength (UCS) values are strongly dependent on depth, increasing from 37 MPa at 5 meters depth to a very high value of 285 MPa at 90 meters depth. No UCS values have been measured on samples obtained from a depth greater than 90 meters.

Subsequent to the MacIntyre report, Ammtec report A6443 described abrasion index (Ai), milling work index and JK drop weight tests on a comminution composite sample made up of HQ core from the main lode and hanging wall (oxides excluded). As with the crushing work, the intervals are specified and come from a single, unidentified drillhole. Results were very similar to the earlier reports as shown below.

Table 13-5:      Comminution Results from Report A6443

	Ai	BRMWi (kWh/t)	BBMWi (kWh/t)
Maud Creek ‘Comminution composite’	0.6487	18.3	19.94

The same composite sample was used for JK Drop Weight tests, giving the following results:

•	A: 72.8;

•	b: 0.68;

•	Axb: 49.5; and

•	ta: 0.41.

These parameters define the ore-specific breakage function which can be input to the JK simulation software to predict SAG mill performance and sizings. The tests show this sample to be moderately hard.

Further metallurgical testing is recommended to establish the SAG mill performance, through additional DWi and possibly Advanced Media Competency Tests (AMCT) as well as additional comminution tests on samples at depth. A single composite from a single drillhole does not give sufficient confidence in performance of this critical operation. Future tests should be based on geo-metallurgical domains in order to match grinding requirements with the mine plan and to ensure sample representivity for the new mine plan.

Relatively conservative comminution parameters have been incorporated into the design criteria. No significant risks are considered in this aspect of the test work but additional test work is required to provide further confidence and optimisation of any future design.

13.1.2	Gravity Gold Recovery

Gravity Recoverable Gold (GRG) test work was included in the three flotation pilot plant runs as well as several of the batch test work programs.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 95

Several preliminary programs were conducted by Amdel and Metcon in 1994. Gravity recovery was found to be significant but highly variable.

Ammtec report A4997 Optimisation flotation testing of Maud Creek primary gold ore for Kalmet Resources (May 1996) describes flotation and gravity testing of a composite prepared from drillhole WD 16, 122 – 144 m. Batch tests were done in a Knelson (gravity) Concentrator after crushing the sample to 100 % passing 1 mm, giving 11.36 % Au recovery.

Ammtec report A5161 Metallurgical test work on variability samples VL 5-8 and VF 1-8 from the Maud Creek Project for Kalmet Resources (December 1996) included gravity pre-treatment by Knelson Concentrator on samples designated VF 1 – 8. Gravity gold recovery varied from 2.05 % to 74.05 % on the VF5 sample, noted as being high in carbonates. Results are provided in summary Table 13-6.

The high carbonate sample VF5 was further investigated in Ammtec report A6260 Flotation optimisation work associated with the Maud Creek gold project for Kilkenny gold NL (June 1998). As previously demonstrated, very high gravity recovery was observed. A 65.7 % recovery of feed gold was recorded from a Knelson concentrator treating P80 500 micron ore.

The first pilot plant operation is described in Ammtec report A4952 Pilot scale flotation testing of Maud Creek primary gold ore for Kalmet Resources (March 1996). The bulk composite used had a relatively high gold head grade of 9.88 g/t (average). Gravity gold recovery equivalent to 14.5 % of the feed was reported. There was also free gold found in the flash flotation concentrate, but this was deemed too fine to be gravity recoverable.

The second pilot plant also included gravity recovery, as described in Ammtec Report A5367 (Part A), Pilot scale flotation testing of Maud Creek primary ore for Kalmet Resources NL (March 1997). Gravity recovery equivalent to 14.5% of the feed ore was reported.

Ammtec report A6076 Metallurgical testing of variability samples VF9 – VF15 from the Maud Creek gold project for Kilkenny Gold NL (February 1998) included a series of gravity recovery tests. Unlike previous tests, results were generally poor. However, the gravity tails from these tests all responded well to flotation and overall recoveries remained high. A summary table is provided in Table 13-7. The J MacIntyre report (Sept 98) makes the following observations in respect to gravity gold recovery:

1.	The amount of gravity gold recovered generally increases with gold head grade. A minimum amount of gravity gold may be recovered for gold head grades generally less than 5.6 g/t.

2.	The first and second pilot plants recovered …15.8% average….of the total gold.

3.

The first and second pilot plants recovered 1.430 g/t and 0.975 g/t (1.203 g/t average) of their head grades of 7.837 g/t and 7.373 g/t (7.605-g/t average). That is 18.2% and 13.2% (15.8% average) of the total gold that was recovered as amalgam gold.

4.

The amalgam gold- gold head grade relationship predicts that approximately 1.55 g/t or 20.4% of the gold is recovered as amalgam gold for the average pilot plant head grade of 7.605 g/t. This relationship has been adjusted downwards by 0.35 g/t such that it reflects the actual average amount of gold recovered by both the pilot plants. The adjusted relationship therefore predicts that 1.049 g/t or 14.1% of the total gold to be recovered as amalgam gold for a 7.40 g/t head grade.

5.	The amount of amalgam gold recovered appears to decrease with depth, especially when samples grading more than 10 g/t are excluded from the database.

6.	The amount of amalgam gold recovered appears to be independent of whether the sample is oxide, transition or primary ore.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 96

7.	The amount of amalgam gold recovered appears to be independent of either the sulphur or arsenic head grade.

Some later test work also assessed gravity recovery. IMO project No. 1930 Scoping test work on Maud Creek gold ore samples for Harmony gold operations Ltd (June 2003) included gravity separation of a low (1.75 g/t) and high grade (6.14 g/t) composite. The composites were prepared from intervals of main zone (MZ) and eastern shear (ESZ) from a several different drillholes. Gravity recovery to low grade concentrates was reported as 44% from the low grade and 53% from the high grade. These results are probably not realistic due to the high mass pull reporting to the gravity concentrate but support the inclusion of a gravity recovery circuit and potential for reasonable gravity recovery on grades more likely to be fed to the processing plant.

The most recent pilot program is covered in Ammtec report A9911 Pilot flotation on Maud Creek deposit for Terra Gold Mining Ltd (February 2006). Composites samples were prepared from drillholes MD63 and MD65. Gravity recovery of 18.9 % was recorded from a head grade of 1.94 g/t.

In summary, the Maud Creek contains significant but varying amounts of gravity recoverable gold. The relationship presented by John MacIntyre is as follows:

g/t amalgam gold = 0. 760 x (gold head grade) - 4.58

Based on the relationship above, the amount of gravity recoverable gold would be minimal (negative) for an average head grade of 4.38 g/t. This is not supported by much of the test work, there are significant variations in recoveries in the various test work that has been completed, and the value given in the John MacIntyre report is considered too conservative.

In summary, it is recommended that further gravity recovery test work be performed on ore that more closely reflects the current average head grade. A gravity circuit would typically be included for GRG above 10% and in this case is further supported given the cost of transporting a flotation concentrate for third party processing.

Until further assessment is made on the deposit, a gravity recovery of 20% has been used for design purposes based on variability and pilot plant results. If gravity recovery proves to be lower than this, test work demonstrates gold is subsequently recovered in flotation.

13.1.3	Flotation

Eleven separate test work reports describe the flotation programs undertaken for Maud Creek. All were carried out by Ammtec Laboratories. The reports can be separated into several phases of work, being; preliminary, variability and optimisation test work followed by pilot programs. A significant amount of flotation test work has been undertaken and is considered to be sufficient for a PFS. Piloting would normally be considered to be at a feasibility level of assessment.

Preliminary programs

•	Ammtec Report A4909 Preliminary assay and flotation testing of a Maud Creek mineralization composite for Kalmet Resources (January 1996).

•	Ammtec Report A4930 Preliminary metallurgical test work on Maud Creek primary gold ore composite for Kalmet Resources N.L. (January 1996).

The first of these (A4909) was a simple flotation test on sample from hole (MD 09) with head grade 7.16 g/t Au. Flotation recovery was very high at 95.55%, to a concentrate containing 128.0 g/t Au. Cyanide leach extraction on the tail gave only 55.1% recovery.

The second program (A4930) was a single set of rougher flotation batch tests to confirm the suitability of the sample for the first pilot program (A4952). The head grade was quite high (11.1, 8.66 g/t Au). In this sample 94.7% of gold was recovered to a concentrate containing 53.9 g/t.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 97

The grind size for both of these test programs was 80% passing 75 microns.

Optimisation programs

The next set of tests are considered optimisation batch test work programs.

•	Ammtec report A4997 Optimisation flotation testing of Maud Creek primary gold ore for Kalmet Resources (May 1996).

•	Ammtec Report A5376 Part B Maud Creek carbonate depression flotation test work for Kalmet Resources (February 1997).

•	Ammtec A6260 Flotation optimisation work associated with the Maud Creek gold project for Kilkenny gold NL (June 1998).

•	Ammtec report A9617 Flotation test work on Maud Creek sample TMCD4002 for Terragold Ltd (May 2005).

The first program aimed to optimise the grind size, circuit configuration, and reagent scheme. The sample was taken from drillhole WD 16, 122 – 144 m, with an average head grade of 3.73 g/t. The optimum reagent scheme was reported to be:

•	125 g/t SIBX (collector).

•	40 g/t AP3477 (collector).

•	50 g/t CuSO4 (activator) .

However, the performance was not sensitive to either the type or dose of reagent over the ranges tested.

Flash flotation caused only a marginal increase in gold recovery. Cleaner flotation was not included in the program. At the time it was not considered to be necessary.

Grind sensitivity size tests showed a gradual drop in gold recovery with increasing grind size to flotation. From this data, a P80 of 75 microns was selected for subsequent test work. However, this is based on a single drillhole and may not be repeatable.

Report A5376 describes an unsuccessful attempt to depress flotation of carbonates using proprietary reagents. Carbonates are mainly an issue if Biox processing is used downstream; where acid can be a major cost.

Report A6260 focussed on the effect of downstream Biox processing on flotation. Specifically, using acidic water for flotation and using flotation tails for neutralisation of Biox liquor. There was also some extra flotation testing on the high carbonate sample VF5. High overall recovery was found to be possible from closed cycle rougher/scavenger tests, but with some sacrifice in concentrate grade. Report A9617 used intervals from drillhole TMCD04002, 192 – 208 m. Batch flotation tests were done on a composite and also on three separate drillhole intervals with varying gold grades. The composite gave very good flotation performance; with a 95.3 % gold recovery to a 190 g/t concentrate.

Recovery by grind size showed no improvement from 106 microns down to 75 micron. This is in contrast with the previous results of A4997. Grind size optimisation between 75 and 150 microns. The process design criteria has selected a size of 75 microns for recovery and concentrate quality purposes and to reflect pilot plant parameters. There may be justification in relaxing this grind size target marginally in future assessments.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 98

Figure 13-1:      Recovery by Grind Size (Extracted from Ammtec Reports A4997 & A9617)

Variability programs

•	Ammtec report A5161 Metallurgical test work on variability samples VL 5-8 and VF 1- 8 from the Maud Creek project for Kalmet Resources (December 1996).

•	Ammtec report A6076 Metallurgical testing of variability samples VF9 – VF15 from the Maud Creek gold project for Kilkenny Gold NL (February 1998).

The first of these tested samples taken from varying depth through the ore profile, testing first gravity then flotation on the gravity tails. Results are shown below in Table 13-6.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 99

Table 13-6:      Flotation Results from Ammtec Report A5161

Sample composite	Ore zone	Drillhole	Average depth (m)	Gold grade g/t	Gravity recovery %	Flotation recovery %	Overall recovery %
VF1	Oxide	MD 21	41	15.35	20.91	70.73	91.64
VF2	Oxide/transition	MD 21	33	7.63	63.75	29.94	93.69
VF3	Trans/primary	MD 21	33	12.72	41.01	55.64	96.65
VF4	Primary	MD 20	61	10.83	17.24	79.68	96.92
VF5	Primary hanging wall	MD 14	76	7.76	74.05	24.56	98.61
VF6	Primary foot wall	MD 14	93	12.31	46.07	52.06	98.13
VF7	Primary	MD 3	121	16.09	70.73	28.43	99.16
VF8	Primary	MD 27	175	3.36	2.05	93.23	95.28
Average					41.98	54.28	96.26
Maximum					74.05	93.23	99.16
Minimum					2.05	24.56	91.64

Overall recoveries were consistently high although the gravity/flotation proportion varied widely.

The second variability program, A6076, tested samples VF9-VF15. Flotation recovery on ore was consistently over 95%, with one exception, VF12 at 85.65% . The gravity recovery was significantly lower with only one sample demonstrating any notable GRG. These samples were significantly deeper than the previous optimisation tests.

Table 13-7:      Flotation Results from Ammtec Report A6076

Sample composite	Drillhole ID	Average depth (m)	Gold feed grade g/t	Gravity recovery Au %	Float recovery Au %*	Overall recovery Au %
VF9	MD 038	298.7	5.94	0.47	95.44	95.46
VF10	MD 040 MD 041 MD 044	326.6 316.8 331.0	5.96	11.99	95.47	96.01
VF11	MD 036 MD 045	290.6 438.5	14.97	0.24	94.67	94.68
VF12	MD 035	383.7	5.89	0.53	85.65	85.73
VF13	MD 034	438.0	4.77	0.38	97.15	97.16
VF14	MD 035 MD 037 MD 038	462.1 466.1 432.5	3.90	1.94	94.85	94.95
VF15	MD 036 MD 045	393.6 474.8	5.14	1.87	96.67	96.73
Average				2.49	94.27	94.39
Maximum				11.99	97.15	97.16
Minimum				0.24	85.65	85.73

*Flotation recovery % from gravity tail

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 100

There appears to be a grade versus recovery relationship as shown below in Figure 13-2, however, the correlation co-efficient is poor. Even removing the main outlier does not significantly improve it. At the expected feed grade of approximately 4.38 g/t as per the design criteria, the overall recovery of 95% is considered to be conservative.

Figure 13-2:      Recovery vs. grade (Ammtec tests A5161 and A6067)

Pilot plant programs

Three flotation/gravity pilot plants have been run. In each case, the main purpose was to generate concentrate for Biox testing (normally it would be difficult to justify this level of testing for just a conventional concentrator only). The results also provide good process design data.

•	Ammtec report A4952 Pilot scale flotation testing of Maud Creek primary gold ore for Kalmet Resources (March 1996).

•	Ammtec Report A5367 (Part A) Pilot scale flotation testing of Maud Creek primary ore for Kalmet Resources NL (March 1997).

•	Ammtec A9911 Pilot flotation on Maud Creek deposit for Terra Gold Mining Ltd (February 2006).

The first pilot program used a 5 tonne composite sample. The head grade was quite high, with assay measurements of 11.1 and 8.66 g/t Au. Sulphur grades were also quite high at 2.59% .

The pilot test work circuit included closed circuit grinding with flash flotation and mill discharge passed over a corduroy cloth to collect ‘gravity’ gold. Cyclone overflow passed to rougher, middling and scavenger flotation cells. The reagent scheme consisted of:

•	50 g/t of copper sulphate added to the mill;

•	150 g/t of collector SEX stage added as the collector; and

•	10 g/t of frother MIBC stage added.

The flotation feed P80 was 118 microns, while most concentrate was reground to 17 microns. Gravity recovery was reported as 18.2%, 92.1% from flotation of the gravity tail and 93.5% overall. The flotation concentrate grade contained 51.4 g/t Au and 19.5% sulphur. The overall concentrate gold grade was 63.82 g/t Au.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 101

Flotation gold recovery was 3.5% lower than expected from bench scale tests. This was attributed to the very fine nature of the RC drill chips used.

Flash flotation recovered 41% of the gold, 44% of the sulphur and 38 % of the arsenic into 4.0% of the mass.

The second pilot run in 1997 used a bulk sample of lower grade material taken from RC chips, with a lower average Gold grade of 6.69 g/t and 1.85% sulphur. Flotation feed P80 ranged from 87 to 100 microns. Flotation recovery varied from 87.3% to 94.8%, with higher recovery corresponding to lower concentrate grade. This supports the future development of the feed and product grade versus recovery relationship once a more extensive data set is available.

Combined results from the four survey points are shown in the chart below.

Figure 13-3:      1997 Pilot Plant Survey Results

The lower two recovery points included cleaner flotation while the higher recovery points did not. The cleaner stage was added to increase sulphur grade to over 18 - 20%. It also raised the gold grade from 47.3 g/t to 69.4 g/t.

The following points regarding the second pilot plant are extracted from the J MacIntyre evaluation report:

•	The pilot plant consisted of a gravity concentration stage, a flash flotation stage and a secondary flotation stage. Total flotation residence time was 46 minutes;

•	Mill feed was crushed to a P100 of 4.0 mm and also had a very fine P80 crushed product size of 1.2 mm;

•	A bulk secondary float was employed for the first two days of the pilot plant. A cleaning stage was used on the middling and scavenger concentrates for the last two days; and

•	The plus 180-micron fraction of the flash flotation concentrate (approximately 8.7 -kg wet) was the only product reground to a target P100 of 180 microns.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 102

The following points are concluded.

1.	An excellent reconciliation exists between the calculated head grade and the drillhole head grade. The calculated head grade of 7.37 g/t agrees within 1% of the drillhole grade of 7.41 g/t.

2.

A total gravity plus flotation recovery of 91.9% was realised. The first two days recovery of 94.3% was achieved without any cleaning stages – this produced a saleable concentrate grade. This reduced to 89.6% for the last two days when a cleaning stage was employed on the middling and scavenger concentrates.

3.	13.2% of the total gold was amalgamated gravity concentrate gold.

4.

93.0% of the gravity tail gold was recovered by flotation in the first two days. This is 3.2% less than the 96.2% gravity tail recovery predicted from Section 2.9.3's grind-recovery relationship. The very fine nature of the RC drill chip would have also contributed to the much lower than predicted recovery.

5.	Flash flotation recovered 45% of the gold (41% for the first pilot plant), 50% (44%) of the sulphur and 41% (38%) of the arsenic into 3.8% (4.0%) of the mass.

6.	The sulphur recovery for the first two days of 99.0 % is similar to the predicted sulphur recovery of 98.5%. Sulphur recovery reduces to 95.6% when a cleaning stage was employed for the last two days.

7.

The arsenic recovery of 90.1 % for the first two days is similar the 89.4% predicted from Section 2.9.3 's grind-recovery relationships. Arsenic recovery reduces to 85.7% when a cleaning stage was employed for the last two days.

8.	The second pilot plant sample contains 205 g/t of copper, of which 84% is recovered into the combined flotation concentrate at a mean grade 1,801 g/t.

9.

Days 3 and 4's cleaned concentrate contains 4.4% of the carbonate being 54% of the amount of carbonate contained in Day 1 and 2's un-cleaned concentrate of 8.2%.The cleaned concentrate mass of 7.0% is also 57% of the value of the uncleaned concentrate mass of 12.3%. That is both the un- cleaned and cleaned concentrate grades are similar at 6.0 % and 5.4 % respectively.

10.

The amount of calcium contained in the concentrate is similar to the carbonate content. That is 8.0% calcium verses 8.2% carbonate for the un-cleaned concentrate and 3.6 % calcium verses 4.4% carbonate for the cleaned concentrate.

11.	The second pilot plant sample contains a negligible amount of mercury. The highest value recorded in the concentrate was 0.038 g/t.

12.	The combined flotation concentrate's mean P80 of 66 microns is much coarser than the 17 microns for the first pilot plant, but is consistent with the Biox requirements.

The comments regarding carbonates and Biox requirements can be ignored if concentrate is to be exported.

The most recent test program was conducted in 2006 as described by Ammtec report A9911 Pilot flotation on Maud Creek deposit for Terra Gold Mining Ltd (February 2006). Tests were conducted on historical drill core from holes MD063 and MD065, drilled in the late 1990s. The condition of the core may have deteriorated to some extent (oxidised) post drilling. The samples had not been refrigerated.

A series of bench scale tests showed high flotation rougher recovery (~93 - 94%) and also effective cleaner flotation. The pilot flotation run, however, showed lower recovery:

•	Gravity gold: 18.9%

•	Flotation concentrate: 64.6%

•	Overall recovery: 85.5%

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 103

The grade of the final concentrate was reported as 22.2% sulphur and 40.7 g/t Au. It is not clear why the pilot run gave much poorer results than the batch tests, but the results may have been compromised by the age of the sample or the pilot operation/stability.

13.1.4	Tailings and concentrate dewatering

Thickening tests were carried out by Supaflo (now Outotec) and BPR in support of the Biox process design. The more conservative results from the range below are adopted for the design:

Flotation tailings

•	Flocculant dose: 25 – 35 g/t (M-358).

•	Capacity: 0.7 – 0.8 t/m2/h.

•	Underflow density: 68 – 70%.

Flotation concentrate

•	Flocculant dose: 25- 35 g/t (M-E10).

•	Capacity: 0.6 – 0.7 t/m2/h.

•	Underflow density: 56 – 58%.

No data is available on concentrate filtration.

13.2	Future Test work

The Maud Creek mineralization has already been subject to extensive metallurgical testing, adequate to support a pre-feasibility study. However, there remain some gaps that should be covered for definitive feasibility and could reduce the design risk of the PFS if it was decided to undertake additional test work earlier.

Many tests do not specify the lithological domain of the samples, and some do not specify the sample origin at all. In some cases it could be better to design around the uncertainty rather than undertake further testing. For example, the crusher could be sized for the worst-case hardness rather than attempting to determine an accurate average value.

SAG milling parameters are based on a single composite of material from five drill core, but the exact composite makeup is of unclear origin. It would be worthwhile collecting fresh drill core samples by ore domain to confirm the JK (or equivalent) SAG mill parameters.

Much of the comminution test work was undertaken at shallower depths. It may be worth considering additional comminution test work on deeper samples if new sample becomes available. At this level of study materials handling test work is not considered to be essential.

The optimum grind size was determined for conventional crushing followed by ball milling. This should be re-assessed using primary crush – SAG milling using current conditions. There may be a considerable saving in capital and operating cost by choosing a coarser size. This should ideally be conducted on ore-domain composites and supported by economic trade-off analysis.

The flotation and gravity circuits can be designed from the available results. However, confirmation of gold recovery by ore domain would be useful for production forecasting and economic analysis. Furthermore, some flexibility should be built in to the layout to allow for circuit changes, such as retro-fitting flash flotation and/or cleaner flotation. Operating experience and changes in the market conditions/payment terms may justify these measures to increase product grade. Further development of a feed and product grade versus recovery relationship will improve confidence in predicting the overall recovery.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 104

Limited flash testing was done over the life of the project however when tested, such as in the final piloting program, it has been shown to be relatively effective. The flowsheet has been shown to be simple and robust with good product grades without it and to keep the flowsheet simple and reduce costs; it has been excluded at this point.

Filtration of concentrate samples should be included in future programs. These can be easily added to the flotation confirmation tests and will be valuable for sizing and selection of the filters. It is not considered a risk for design. Conservative assumptions have been made at this time.

Potential customers will most likely want to test samples of concentrate before agreeing to sales terms. Future tests should be used to generate concentrates for marketing purposes.

This study focuses mainly on metallurgy and processing of the sulphide ore. For the oxide and transition material (limited tonnage of transitional included in the LoM), controlled potential sulphidation (CPS) should be considered to enable flotation. CPS is an established technology currently used on gold and combined gold/copper mineralization at several mines in Australia and overseas. After comminution, ore is treated with sodium hydrosulphide (NaHS) which reacts with the oxide minerals, rendering the surface hydrophobic and thus amenable to flotation. This could considerably increase the ore tonnage treatable through the flotation plant. Reagent consumption rates and recoveries would need to be established by testing.

It is noted that gravity and flotation recovery test work on transitional mineralization is limited and the metallurgical behaviour is not particularly well understood. It only makes up approximately 230 kt of the overall LoM feed and therefore extensive testing cannot be justified, including sulphidation, but it will make up a large part of the first year’s tonnage so having a reasonable understanding of its performance, particularly the recovery is important for cash flow. This needs further consideration at the next level of study. Discounted recovery of 85% has been used for modelling purposes but there is likely to be a high degree of variability in recovery depending on the level of oxidation.

13.2.1	Delineation of Mineralization Oxidation Extent

The mineralization can be classified three ways; fresh, transitional and oxide. Fresh material is the primary focus of the study. Small amounts of transitional material could be mined with the fresh material, however most will report to waste. Oxide material will not be generating any revenue for pit optimisation purposes and will be treated as waste. The total oxide tonnage is relatively low as the bulk of it has been previously mined; it does not justify a standalone CIL/CIP gold plant. It remains a project opportunity if it can be processed economically at an existing conventional gold cyanide leach mill such as Union Reef. The intent of this study is to treat the Maud Creek as a standalone project and therefore oxide material has not been incorporated into the base case. It is considered potential project upside.

Based on the classifications in Table 13-8, Zones 3 to 5 are to be treated as ore and will drive the open pit and underground mines.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 105

Table 13-8:      Classification of Zones in Maud Creek Deposit assumptions

Weathering Zone	Description	Sulphur Total (%)	Metallurgical recovery (%)
1	Oxide	0.1	0%
2	Oxide/transition	0.43	0%
3	Transition	0.6	85%
4	Transition/fresh	1.26	95%
5	Fresh	1.24	95%

The figure below shows the orebody and is divided into the five ore types, with light blue indicating Zone 1 oxide material, light green indicating Zone 2 oxide/transitional material, green indicating Zone 3 transitional material, yellow indicating Zone 4 transitional/Fresh material, and red indicating Zone 5 Fresh material which makes up the bulk of the overall Project tonnes. Figure 13-4 shows approximately 50 m of Zones 1 to 4 ore covering the Zone 5 Fresh material.

Figure 13-4:      Cross Section of Maud Creek Deposit

The oxides and oxides/transitional material in Zones 1 and 2 will be stockpiled separately as waste but present a future processing opportunity. Zones 3 and 4 are processed but have a lower transitional material metallurgical recovery assigned to them.

13.3	Geometallurgy

In order to assess the impact of the Maud Creek mineralogy on reagent consumption and other geometallurgical considerations during processing, a collation of all existing metallurgical test work was conducted (Table 13 -9). Any reports which detailed the drillhole ID and from/to depth of the samples tested were incorporated into a copy of the Maud Creek drillhole assay table. To ensure there was no confusion with the existing multi-element data, any additional elemental data from metallurgical testing was given the prefix ‘Met_’. All metallurgically tested intervals, including elemental and processing test work, were assigned an identifying ‘Met Sample ID’; a combination of the year of the test work and the ‘To’ depth of the sample. Where composited samples had been collected, the same value was applied for all intervals, as designated by previous assay sampling.

A total of 7,696 values were recorded from the metallurgical reports to create a geometallurgical table. These were then added to the existing 107,677 multi-element values in the assay table. The variables in the geometallurgical database identified as of interest to processing by Simulus include silver, arsenic, bismuth, carbon, carbonate carbon, CO3, organic carbon, total carbon, sulphide sulphur, sulphate sulphur, total sulphur and antimony. Along with collar and survey information this geometallurgical data was then imported into Leapfrog and interpolations creating using the existing structural trends created for the geology model. These interpolations were then imported into Datamine and in conjunction with the drillhole database and lithology logging, amended in cross section to ensure geological considerations were taken into account.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 106

At this point, due to limited data the carbon (carbonate carbon CO3-2, organic carbon and total carbon) were combined into one carbon wireframe interpretation, and the sulphur sulphide sulphur, sulphate sulphur and total sulphur combined into one sulphur wireframe interpretation. This exercise was conducted to determine whether there was enough data to create geostatistically robust preliminary geometallurgical domains. Unfortunately, the lack of data, presence of composite values (same value across a large interval) and preference for metallurgical testing to the south and west of the main ore body meant this was not possible.

Arsenic and silver were the only two variables with sufficient samples spread across the ore body, due to multi-element testing during previous drill programs. Arsenic was estimated in the block model using its own variography and kriging parameters, but limited to the ore domains previously created based on the gold samples. Due to the low numbers of silver, bismuth, carbon, sulphur and antimony data these variables were was estimated into the same gold ore domains, rather than into their own domains. Also, due to insufficient data to generate variograms, parameters from the gold variography and kriging neighbourhood were used instead.

This process allows the model to indicate that, for example, sulphur testing has been conducted in a certain area, but not a quantification of the amount of sulphur present. Figure 13-5 to Figure 13-10 show the distribution of the testing of these variables compared to the main vein, minimum vein and 0.75 g/t Au halo wireframes which were used as ore domains for estimation. The estimation of these variables will allow a more targeted approach to the next phase of metallurgical testing, and give an indication of how the geometallurgical variables correlate to the existing lithology and alteration spatially.

For Figure 13-5 to Figure 13-10 below the pink wireframe is the main vein, red wireframe the minimum vein and the orange wireframe the 0.75 g/t halo wireframe. All views are long section facing south-east.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 107

Figure 13-5:      Long Section View Facing South-East Showing Silver Data Compared to Ore Domains 1

Figure 13-6:      Long Section View Facing South-East Showing Arsenic Data Compared to Ore Domains 1

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 108

Figure 13-7:      Long Section View Facing South-East Showing Bismuth Data Compared to Ore Domains 1

Figure 13-8:      Long Section View Facing South-East Showing Carbon, Carbonate Carbon, CO3, Organic Carbon and Total Carbon Data Compared to Ore Domains 1

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 109

Figure 13-9:      Long Section View Facing South-East Showing Sulphide Sulphur, Sulphate Sulphur and Total Sulphur Data Compared to Ore Domains 1

Figure 13-10:      Long Section View Facing South-East Showing Antimony Data Compared to Ore Domains 1

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 110

Table 13-9:      Historical Metallurgical Reports Used to Construct Geometallurgical Database

Year	Report Name	Company	Number of Samples Tested	Composites	Element Testing	Metallurgical Testing
2005	Maud Creek Flotation Test work on Maud Creek Sample TMCD04002	Terra Gold	16	16	Au As S Fe	Cyanide recovery
2003	Maud Creek Scoping Test work on Maud Creek Gold Ore Samples	Harmony Gold	262	14	Au Ag As Cu Pb Zn Hg S Bi Fe Organic C Total C	Cyanide recovery Preg robbing Gravity
1998	Metallurgical Evaluation of the Maud Creek Project	Kilkenny Gold	125	125	As S Fe Organic C CO3	Cyanide recovery Inferred pyrite
1998	Metallurgical Testing of Variability Sample VF9	Kilkenny Gold	89	89		Cyanide recovery
1998	Kilkenny Gold Resources Leach testing – hidden in report #68_116459 Maud Creek, NT, Assays, Lab files, 1996-2005	Kilkenny Gold	21	21		Cyanide recovery Au head and tails
1996	Interim Working Report on the Metallurgical Evaluation of the Maud Creek Gold Project	Kilkenny Gold	44	23	Au Ag As Cu Fe Organic C Carbonate Total C Sulphate S Sulphide S Total S	Bottle roll test Product size Cyanide recovery Cyanide soluble head and residue grade Reagent data Lime consumption Leach kinetics
1996	Maud Creek- Metallurgy Reports	Kamlet Resources	12	12	Au Ag As Cu

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 111

Year	Report Name	Company	Number of Samples Tested	Composites	Element Testing	Metallurgical Testing
					Fe Organic C Total C Sulphate S Sulphide S Total S
1995	Maud Creek- Metallurgy Reports	Kamlet Resources	10	10	As S Fe
1994	Maud Creek Metallurgy AMDEL 2994_OCR	Kamlet Resources	99	99	Au Ag As Cu Sb Sulphide S Total S	Gravity Cyanide recovery
1994	Stage 1 Metallurgical Testing Maude Creek	Kamlet Resources	25	25	Au Ag As Cu Sb Pt Pd R Rh Os Ir Organic C Carbonate C	Gravity Inferred pyrite Cyanide recovery

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 112

14	Mineral Resource Estimate

14.1	Introduction

The elements to be estimated are Gold (Au), Arsenic (As), Carbon (C), Copper (Cu), Sulphur (S) and Antimony (Sb). The estimation of the elements has been based on assays sourced from drilling data and metallurgical tests where available. The data available as at March 2016 consisted of reverse circulation (RC), diamond core (DD) and rotary air blast (RAB). RAB samples were excluded from the estimation at the exception of 2 samples.

14.2	Lithology and Structural Model

The Maud Creek lithological model was constructed on the local grid coordinates covering dimensions 1,185,000 m (east) and 1,600,000 m (north). The model incorporates several datasets including Diamond and RAB drilling, AngloGold pit mapping and historic SRK aeromagnetic interpretations (SRK, 1998). All datasets were imported into Leapfrog for subsequent 3D modelling. A topography surface was constructed from collar points and used to constrain the top of the lithological model.

The Maud Creek deposit is hosted within the Proterozoic El Sherana Group units and the mineralization hosted at the faulted contact between the Dorothy Volcanic Member and sediments of the Tollis Formation. The Dorothy Volcanic Member strikes approximately north-south and consists of volcanic tuff with minor interbedded zones of sediments. The Tollis Formation strikes north-south and consists of sandstone and metasediments. The deposit is bound to the east by the Maud Creek Dolerite which intrudes the Tuff sequence. A small Andesite body is also observed to the north of the Maud Creek Open Pit. It is located at the faulted contact between the Sandstone and Tuff, forming a discrete body (Figure 14-1, cover units not included). These key units are also overlain by a thin layer of sedimentary cover and Cambrian Volcanics.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 113

Figure 14-1:      Maud Creek Deposit lithology model showing primary units, cover not shown

The key unit formations described above were determined based on the logging code ‘Lith Code 1’ from the dataset provided by Newmarket Gold. For the purpose of 3D modelling the combination of several lithologies was sometimes required to form a key lithology group (Table 14-1).

Table 14-1:      Maud Creek Lithology Model Groupings

Lithology Group	Codes
Cover	ALUV, CLA, CLAY, CLY, GO, LOM, MUD, SOIL, SPLT, SND, CALC, CLCR, LMST, BLT
Dolerite	DLT, DOL, INTD
Tuff	IGM,MAFT,TUF
Sediments (Sandstone)	MSED, GYWK, QTZ, Slst, MDST, SDST, Ssl
Andesite	ANT
Vein	BX, VEBX, VEIN, SHLE

Within the model area eight faults have been identified (Figure 14-2) based on historic AngloGold pit mapping as well as aeromagnetic interpretations conducted by SRK Consulting (SRK, 1998). Orientations of these structures were extracted from the mapped pit data and interpreted based on available datasets. Generally, the faults exhibit reverse movement, with limited offsets in the range of meters. Figure 14-3 shows the interpreted fault architecture, indicating apparent reverse movement along faults. To the south of the Maud Creek Deposit a major east-west structure with sinistral strike-slip movement has been interpreted based on the drilling data and aeromagnetic interpretations. Additional faults are likely present in the modelled area, however only faults which have significant structural control on the deposit have been constructed.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 114

Figure 14-2:      Interpreted fault architecture of the Maud Creek Deposit

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 115

Figure 14-3:      Cross section view looking north (northing 9008mN)

14.3	Vein Model

Three veins have been interpreted based on the main lithology logging (Lith Code 1); a continuous primary vein, discrete upper vein and discrete lower vein (Figure 14-4). The veins generally follow the main faulted contact between the Sandstone and Tuff units and have an apparent plunge to the south-east, which follows the contact fault (Figure 14-5). The primary vein typically hosts the highest gold grades and lies within the Sandstone/Tuff contact, however deviations from this contact are evident. The upper and lower veins generally hosts lower gold grades and exhibit limited continuity located above and below the faulted contact. Additional vein material was evident in the logging however these veins typically have distinctly limited continuity and have not been included within the final model. The presence of contact veining decreases to the north of the Anglo Pit, based on available drilling.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 116

Figure 14-4:      Cross-section view looking north of the three modelled veins (primary, upper and lower), contact fault (dark blue) and two of the eight faults modelled (light blue)

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 117

Figure 14-5:      Vein architecture of the Maud Creek Deposit illustrating three primary veins and indicating a south-eastward plunge

The primary vein is strongly associated with the Sediment/Tuff contact but does not strictly follow the contact. Therefore, it has been modelled as an ‘overprinting’ volume on the sediment, tuff, dolerite and andesite lithology wireframes. Lithological codes BX, VEBX, VEIN or SHLE are present in most holes that intersect the contact. Where these codes are absent the vein has, in most cases, been modelled as pinched out. Where SHLE is present at, or proximal to, the contact, the intercept will carry grades similar to that of the BX, VEBX and VEIN intercepts (approximately 4 g/t Au). There are also intervals of SHLE located distal to the contact, and these do not carry grade.

For estimation purposes the upper and lower veins were combined, resulting in two domains; main vein (primary) and minor vein (upper and lower).

14.4	Grade Halo Models

Outside of and adjacent to these lithologically defined veins are many intercepts which carry similar grades to those within the vein itself. These extend up to 25 meters into the hangingwall and to a lesser extent into the footwall. In addition, a greater than 0.1 g/t Au halo can be observed up to 50 meters into the hanging wall and occasionally in the footwall. Excluding the veins mentioned above, the interval statistics did not indicate any grade distinction with lithology type.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 118

Mineralization consists of two distinct zones (east and west) controlled by two north-south striking structures (Maud Creek Contact Fault and North-South Fault 1) (Figure 14-6). The western zone of the mineralization is primarily controlled by the structural contact between the footwall Sandstone and hangingwall Tuff. This zone illustrates the strongest concentration and highest grade of mineralization within the Maud Creek deposit. The fault contact strikes approximately north-south and is interpreted to have undergone reverse movement. The fault structure is filled with quartz stockwork veins; the primary host of high gold mineralization, with additional gold hosted within the surrounding wall rock. The eastern zone of mineralization is controlled by a north-south striking structure that has been inferred based on aeromagnetic interpretations (SRK, 1998) (Figure 14-6). This structure lies proximal to the contact between the Maud Creek Dolerite and Tuff units. Within this zone gold generally forms steeply dipping discrete lenses with limited continuity noted along strike.

Figure 14-6:      Cross section illustrating 0.75 g/t grade shell (yellow), primary contact vein (red) and fault architecture (blue)

To capture the complexity of the interactions and multiple orientations of the many faults within the deposit, grade shells generated in Leapfrog were used to model the wall rock mineralization in two stages. Although not obvious in the statistics, observation of the grade downhole suggested a sharp break at around 0.75 g/t Au. Therefore, two nested grade shells were modelled at 0.75 g/t Au and 0.1 g/t Au to be used as estimation domains. These were generated using grade from all intercepts, including those within the vein model.

In some areas of widely spaced drilling (50 m – 100 m down dip) the grade shell models could not be made continuous, even though the vein had been interpreted as continuous. This is a limitation of the Leapfrog software and chosen methodology. The alternative was to manually wireframe this domain but this was considered more time consuming and less likely to capture the multiple orientations observed. There are also locations where the grade observed at the contact was too low or thin to sustain a grade shell (Figure 14-7).

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 119

MCP088m
Low grade
intercept compared
to up and down dip
50m

Figure 14-7:      Cross section looking north (9250 mN) exhibiting low grade hole MCP088 through the fault contact.

14.4.1	Assumptions on non- continuity of grade adjacent to vein

The vein material (VEIN, VBX, BX or SHLE) is observed in the majority of holes that go through the contact between the Tuff and the Sediments and the model assumes Vein continuity between holes where the vein lithologies are recorded. The mineralization above 0.75 g/t Au in the footwall (Sediments) and hanging wall (Tuff) directly adjacent to the vein does not show similar continuity. Mineralization > 0.75 g/t Au may be present or absent in either the footwall or hanging wall from one hole to the next. This is observed throughout the deposit. An example is shown in Figure 14-8. MCP125 contains almost no grade in the footwall but 5 m of moderate grades in the hanging wall. The next hole down dip, MD024, contains 7 m of moderate grades in the footwall and 4 m of moderate grade in the hanging wall. The next hole down dip, MCP469 contains 2 m of grade in the footwall and 4 m of grade in the hanging wall. An assumption of continuity from hole to hole for footwall and hanging wall material, particularly in the footwall, cannot be made and this is reflected in the limited connectivity of the 0.75 g/t and 0.1 g/t Leapfrog grade halo domains.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 120

It is also worth noting that the highest grades do not always occur in the vein and that some vein material is very low grade (Figure 14-9).

Figure 14-8:      Section 9150N (20 m grid)

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 121

Figure 14-9:      Section 9175 (20 m grid)

14.5	Domaining

The mineral resource was estimated into six domains as described in the previous sections:

•	0P1WEST;

•	0P75WEST;

•	0P1EAST;

•	0P75EAST;

•	MAIN (major vein); and

•	MINOR (minor veins).

14.6	Compositing

GEOVIA GEMS software was used to desurvey and composite the drilling. Drillholes were flagged by the different domains and then composited to 1 m intervals within the units with a minimum length of 0.01 m (Figure 14-10). This resulted in 16.5% of the composites with a length less than 1 m, however the influence of small intervals on the gold grade is limited (Table 14-2). A total of 22,449 composite samples were created.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 122

Figure 14-10:      Composite length histogram

Table 14-2:     Influence of the composite length on gold mean grade

Domain	Au mean grade (g/t)	Length weighted Au mean grade (g/t)	Differences
0P1WEST	0.54	0.53	1.7%
0P75WEST	4.61	4.75	-3.0%
0P1EAST	0.64	0.64	-0.6%
0P75EAST	3.71	3.86	-4.0%
MAIN	6.50	6.54	-0.5%
MINOR	5.72	6.01	-5.0%

14.7	Metallurgical Samples

The secondary elements arsenic, carbon and sulphur in the database included combined assays gathered from metallurgical studies and drill assays. The numbers of assays from metallurgical studies were minimal. Due to the compositing length the values tend to be repeated several times along a same hole creating a bias in domains with limited samples. Arsenic is an important element and the influence of the arsenic assays from metallurgical studies was analyzed. Table 14-3 indicates a fairly strong similarity between the Arsenic grades from drilling assays and metallurgical samples. Only domains with lower sample numbers indicate strong dissimilarity. Quantile-Quantile plot were also used to assess any arsenic distribution differences. The distributions were negligibly influenced by the additional metallurgical samples as shown in the MAIN domain inFigure 14-11.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 123

Table 14-3:      Comparison of arsenic assay from drilling only and including metallurgy samples

Domain	Samples Number			AS mean grade (g/t)
	Drilling	Metallurgical	Difference	Drilling	Metallurgical	Difference
0P1WEST	5271	5365	1.8%	571	600	4.9%
0P75WEST	2149	2440	11.9%	2493	2630	5.2%
0P1EAST	1182	1188	0.5%	791	820	3.5%
0P75EAST	42	102	58.8%	3524	8311	57.6%
MAIN	641	719	10.8%	3352	3442	2.6%
MINOR	98	147	33.3%	2867	3526	18.7%

Figure 14-11:      MAIN – Quantile-Quantile plot comparing arsenic from drilling only and including metallurgy samples (ASSMET)

In MINOR and 0P75EAST, the assays from the metallurgy study represent 33% and 58.8%, respectively, of the total samples. Most of these samples are located on the same hole and have been duplicated due to the compositing, as shown for the MINOR domain inFigure 14-12. Despite the differences observed in Arsenic grades the 0p75East domain and the MINOR domain all metallurgical samples were included in the drilling dataset and used for the estimation as the spatial location locations of the met samples tend to be different to the regular sample grades.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 124

Figure 14-12:      MINOR – Arsenic - Left: Plan view of data, Right: Cumulative histogram, Red: Arsenic from drilling only, Green Arsenic from the metallurgical samples

14.8	Block Model Definition

The block model size for estimation was set to 5 m x 10 m x 10 m (X, Y, Z) as this was a reasonable selective mining unit size for both open pit and underground studies, was proportional with the steep dipping north striking orientation and was a reasonable compromise to fit both the close and wiser spaced drilling.

The block model for the estimation is a proportional block model based on the domain boundaries. A sub-block model of 0.625 m x 1.25 m x 1.25 m (X, Y, Z) created in Geovia Surpac was used to visualise the blocks report the resources. The vein models are quite narrow in places and this level of sub blocking was the largest that reproduced the actual wireframe volumes within acceptable limits.

Details of the model are shown in Table 14-4.

Table 14-4:      Block model properties

	X	Y	Z
Origin (m) (Lower SW corner)	19 000	8 645	400
Cell size (m)	5	10	10
Number of cells	140	140	80
Sub cell size	0.625	1.25	1.25

14.9	Grade Interpolations

The estimation strategy differed depending on the elements and domains. The elements that were estimated are Au, As, Ag, C, Cu, Sb and S. No strong correlations between the elements have been noted.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 125

The Ordinary Kriging (OK) method of interpolation was selected to estimate the gold and arsenic grade within all six domains as these had the most complete coverage. The other elements were separately estimated using an Inverse Distance of order 2 (ID2) within the western domains and MAIN domain and a Nearest Neighbourhood (NN) method of interpolation for the eastern domains and MINOR domain. Ag, C, Cu, Sb, and S do not have complete sampling coverage and as a consequence the block estimates also do not have complete coverage of the Au estimated blocks.

The methodology used for the estimation consisted of

•	Performing cell declustering tests;

•	Studying the influence of outliers;

•	Validating the choice of using samples from all drillhole type;

•	Studying the spatial variability for gold and arsenic (variography);

•	Defining an estimation strategy; and

•	Validating the estimation.

14.10	Declustering

Drilling includes various types of holes with unequal spacing, the highest drilling density corresponding to the open pit area and near surface. A cell declustering test was performed using a grid specific range specific to each domain and element. The declustering results are shown inTable 14-5, Table 14-6 and Table 14-7. A positive difference means that the declustered grade is lower than the undeclustered grade.

Table 14-5:     Declustering results in the vein domains

Elements	MAIN			MINOR
	Cell Size (m)	Declustered Mean (g/t)	Differences	Cell Size (m)	Declustered Mean (g/t)	Differences
AU	40x40x40	5.67	13%	90x90x90	3.26	43%
AS	90x90x90	2 993.1	13%	90x90x90	2 707.9	23%
AG	60x60x60	3.42	-0.8%	50x50x50	2.84	12.5%
CU	60x60x60	176.3	2.9%	50x50x50	88.9	29.9%
C	60x60x60	1.62	1.4%	50x50x50	1.04	-2.6%
SB	60x60x60	19.4	14.4%	50x50x50	29.95	18.1%
S	60x60x60	1.43	-3.1%	50x50x50	1.8	-5.1%

Table 14-6:     Declustering results in the western domains

Elements	0P1WEST			0P75WEST
	Cell Size (m)	Declustered Mean (g/t)	Differences	Cell Size (m)	Declustered Mean (g/t)	Differences
AU	40x40x40	0.47	13%	40x40x40	3.11	32%
AS	50x50x50	817.8	-36%	30x30x30	2 564.2	3%
AG	60x60x60	1.79	13.5%	60x60x60	2.99	28.2%
CU	60x60x60	91.2	4.2%	60x60x60	112.4	5.5%
C	60x60x60	1.75	13.3%	60x60x60	1.59	0.4%
SB	60x60x60	20.0	14.8%	60x60x60	26.2	12.6%
S	60x60x60	1.07	-21.1%	60x60x60	1.32	1.5%

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 126

Table 14-7:      Declustering results in the eastern domains

Elements	0P1EAST			0P75EAST
	Cell Size (m)	Declustered Mean (g/t)	Differences	Cell Size (m)	Declustered Mean (g/t)	Differences
AU	40x40x40	0.55	14%	40x40x40	3.77	-2%
AS	40x40x40	991.2	-21%	50x50x50	1 0024.8	-21%
AG	30x30x30	0.91	-4.5%	30x30x30	8.23	0.0%
CU	30x30x30	60.1	2.8%	30x30x30	91.6	0.0%
C	30x30x30	1.89	-0.2%	30x30x30	-	-
SB	30x30x30	33.3	3.1%	30x30x30	62.5	0.0%
S	30x30x30	1.24	-69.6%	30x30x30	1.80	-6.4%

14.11	Outliers

The element grades have a skewed distribution within each domain as shown by the coefficient of variation shown in, Table 14-8 and

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 127

Table 14-9. The histograms show a long tail for high grades. In the eastern domains and Minor domain, the grade distributions of the elements other than gold and arsenic are not well represented due to a limited number of samples.

MAIN domain, Gold grade distribution is strongly skewed with a coefficient of variation of 5.2. Significant high grade samples are skewing the Gold grade distribution. In particular two samples have been identified above 200 g/t are relatively isolated from the main distribution and have a strong impact on the statistics and variography (Figure 14-13). They are located approximately 425 m below surface at the edge of the domain (Figure 14-14).

Figure 14-13:     MAIN – Left and Middle Au histogram: from 0 to 20 g/t and from 20 to 1000 g/t and Right: Variogram cloud, Red and blue: outliers

Figure 14-14:     MAIN – Au samples location – Left: XoY view, Right: XoZ view

Red: outliers

Further analysis was undertaken for each element within each domain. According to the influence of the outliers on the variography and their locations, a top cut was applied or not. When the outliers have a strong impact, a top cut was applied. Values above the top cut were replaced by the top cut threshold.
Table 14-8 and

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 128

Table 14-9 summarise the treatment of the outliers per domain.

Table 14-8:     Outlier treatment in veins domains

Elements	MAIN			MINOR
	# Samples	Declustered Coeff. Variation	Top cut threshold (g/t)	# Samples	Declustered Coeff. Variation	Top cut threshold (g/t)s
AU	1 114	5.2	50	4 615	1.7	50
AS	719	0.9	-	147	0.8	10 000
AG	147	1.0	-	28	0.8	6.5
CU	148	2.5	-	28	1.0	300
C	43	0.7	2	31	0.2	2
SB	57	1.0	-	9	0.8	50
S	121	0.7	-	47	0.4	2.1

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 129

Table 14-9:     Outlier treatment in western domains

Elements	0P1WEST			0P75WEST
	# Samples	Declustered Coeff. Variation	Top cut threshold (g/t)	# Samples	Declustered Coeff. Variation	Top cut threshold (g/t)s
AU	11 091	2.5	50	4 615	1.7	-
AS	5 365	1.7	-	2 440	1.1	-
AG	1 369	2.2	-	499	2.0	-
CU	1 443	2.0	-	505	1.5	-
C	96	0.7	-	229	0.8	-
SB	298	0.8	-	233	0.9	-
S	263	0.9	-	388	0.7	-

Table 14-10:     Outlier treatments in eastern domains

Elements	0P1EAST			0P75EAST
	# Samples	Declustered Coeff. Variation	Top cut threshold (g/t)	# Samples	Declustered Coeff. Variation	Top cut threshold (g/t)s
AU	3 408	3.3	40	386	1.1	-
AS	1 188	2.5	-	102	0.9	12 000
AG	192	1.2	5.5	11	0.7	-
CU	190	1.1	-	11	0.4	-
C	31	0.2	2	0	-	-
SB	73	0.4	-	11	0.4	-
S	46	1.0	1.9	71	0.5	1.9

14.12	Drillhole Types

The drilling dataset used for the estimation consists of 677 drillholes including 1 RAB hole for 1.91 m composite length, 93 DD holes totalling 6107.8 m composite length and 583 RC holes totalling 14,497 m composite length. 256 RC holes are from grade control RC drillholes and are called RCGC. Figure 14-15 shows in red the location of the RCGC on the projected northing section.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 130

Figure 14-15:      AU samples collected in the RC drillholes, Red: RCGC, Blue: RC samples above 1,084 mRL and Green: remaining RC

The statistical comparison of drillhole types was undertaken using weighted composite data and outlier treatment.

Figure 14-16 compares the differences Au mean grade between RC above 1,084 mRL and RCGC. RCGC were not found in the eastern domains. The Au mean grade compares relatively well between both drilling types at the exception of MINOR domain. In MINOR domain, Figure 14-17 indicates that the Au distribution from RC samples above 1,084 mRL is not well defined after 24 g/t compares to the distribution within the RCGC samples. SRK considers that there is no bias between the RC and RCGC samples.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 131

Figure 14-16:      Comparison of weighted and top-cut Au mean grade between RC and RCGC above 1084 mRL

Figure 14-17:      MINOR – Au distribution – Left: RC above 1,084 m, Right: RCGC

Samples from RCGC drillhole type were combined with all the samples from RC drillhole type. From now on any reference to RC drillhole type includes RCGC drillhole type.

Figure 14-18 compares the Au mean grade between the DD and RC within each domain. However, the differences are less than 10% in most domains, the statistics fluctuate with the number of samples and are influenced by high grade values. Two third of the composite samples are from RC samples. Small domains with low number of samples tend to have more discrepancies between data types. SRK considers that there is no bias between the RC and DD samples.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 132

Figure 14-18:      Comparison of unweighted Au mean grade per drilling type

The samples from DD, RC and RCGC were used for the estimation.

14.13	Summary Statistics

This section compares the mean gold grade, declustered grade and top-cut grade within each domain (Table 14-11).

Table 14-11:      Comparison of mean gold grade (g/t) within each domain

Domains	Gold mean grade (g/t)
	Unweighted	Weighted	Top cut applied
0P1WEST	0.54	0.47	0.47
0P75WEST	4.61	3.11	3.11
0P1EAST	0.64	0.55	0.54
0P75EAST	3.71	3.77	3.77
MAIN	6.50	5.67	4.13
MINOR	5.72	3.26	3.20

14.14	Variography

Spatial variability was studied for the two main elements gold and arsenic within each domain. The variography of gold and arsenic at Maud Creek was completed using the Isatis software, produced by Geovariance.

The choice of variogram directions were constrained by a combination of drilling data, geological continuity and domains. The structures observed were poor in most domains. To improve the variography study, the Gold grade was transformed into a Gaussian value within each domain while the arsenic was only transformed into a Gaussian value in domain 0P1EAST and 0P1WEST. The transformation was completed using a punctual Gaussian anamorphosis. The number of Hermite polynomial was adjusted according to the domain and element, varying between 30 and 70.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 133

The variogram was computed on the 1 m Gaussian composites within each domain separately. A model was fitted to the Gaussian variogram and back transformed to a model representing the composite data.

The parameters for the variogram model of the gold and arsenic for all the domains are given in Table 14-12 and Table 14-13. As expected, the Au element is fairly variable with a nugget that accounts for at least 44% of the total sill.

In MAIN domain, the best model is reasonably well described by two spherical structures and a nugget for both elements. The nugget for the Au variogram account for 74% of the total sill while the nugget for the arsenic variogram account for only 4%. The first structure is relatively short. Figure 14-19 shows the variogram fitting within the MAIN domain for gold and arsenic.

Table 14-12:      Variogram model characteristics for Au

Domains	Rotation Plane Geologist			Structures	Sills	Range
	AZI	DIP	PITCH			U	V	W
0P1WEST	0	67	161	Nugget	0.97
				Spherical 1	0.44	30	30	5.6
0P75WEST	0	67	90	Nugget	16.42
				Spherical 1	4.97	35	35	2.8
				Spherical 2	3.92	35	35	12
				Spherical 3	2.31	90	35	12
0P1EAST	0	65	95	Nugget	2.7
				Spherical 1	0.62	20	20	7
0P75EAST	Omni-directional			Nugget	14.23
				Spherical 1	3.48	110	110	-
MAIN	0	65	116	Nugget	625.12
				Spherical 1	162.15	40	40	20
				Spherical 2	60.73	160	100	20
MINOR	0	65	116	Nugget	13.35
				Spherical 1	9.46	40	40	20
				Spherical 2	7.79	160	100	20

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 134

Table 14-13:      Variogram model characteristics for Arsenic

Domains	Rotation (degree) Geologist Plane			Structures	Sills (g/t)	Range (m)
	AZI	DIP	PITCH			U	V	W
0P1WEST	0	100	-180	Nugget	266,079
				Spherical 1	456,877	40	20	10
				Spherical 2	402,390	200	80	50
0P75WEST	0	67	180	Nugget	1 000 000
				Spherical 1	5 200 000	25	40	9
				Spherical 2	2,000,000	140	40	40
0P1EAST	0	70	-180	Nugget	1 840 481
				Spherical 1	2 526 700	50	40	35
				Spherical 2	2 001 163	100	40	35
0P75EAST	Omni-directional			Spherical 1	11 050 000	19	19	-
MAIN	0	85	170	Nugget	300,000
				Spherical 1	5 500 000	35	35	15
				Spherical 2	2 000 000	100	80	15
MINOR	Omni-directional			Nugget	800 000
				Spherical 1	4 000 000	40	40	40

Figure 14-19:      MAIN variogram fitting – left: Au, Right: As

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 135

14.15	Estimation

14.15.1	Gold and Arsenic

The Ordinary Kriging (OK) method was selected to estimate gold and arsenic within each domain. Domain boundaries are considered hard, with two exceptions.

•	Composites from the MAIN were allowed to be used in the estimation of the MINOR domain (soft boundary, although the domains are not in direct contact).

•

To address the potential under call in ounces where the 0.75 g/t Leapfrog grade shells did not connect, a two stage process was used to estimate the 0.1 g/t Au domain. Firstly the 0.1 g/t Au domain was estimated using a hard boundary constrained between 0.1 g/t Au to 0.75 g/t Au material. Secondly, and overriding the first estimation, a soft boundary was estimated using all of the material located outside the main vein (primary). A tight search ellipse orientated perpendicular to the dip direction was employed, to ensure only those blocks within the 0.1 g/t Au domain, directly adjacent to the main vein, were informed during the second estimation (The overall effect of this methodology was to increase the 0.1 g/t Au domain from an average grade of 0.48 g/t to 0.7 g/t Au, with some extra 140 koz at zero cut of.)

Identified outliers were replaced by the top cut when they exceeded a threshold distance of 15 m from the block centroid. Within 15 m the full uncut value was used.

The estimation was done using one neighbourhood search size specific to each domain. The maximum number of samples selected for the estimation is a compromise between the best local smoothed estimates, using many samples to optimise the slope of regression minimise negative weights and the best global grade and tonnage curve, de-smoothed, estimate using fewer samples. Details of the search ellipsoids for gold are shown in Table 14-14 and Table 14-15. Details of the search ellipsoids for arsenic are shown in Table 14-16. Note that the maximum number of samples is given by the number of sectors multiplied by the optimum number of sample per sector.

Table 14-14:      Neighbourhood parameters – Au estimated by OK

Domains	0P1WEST	0P75WEST	0P1EAST	0P75EAST	MAIN	MINOR
Rotation
X Angle	0	0	0	0	0	0
Y Angle	67	67	65	65	67	67
Z Angle	161	90	95	95	116	116
Search Ellipsoid
X max	400	400	400	400	600	600
Y max	400	400	400	400	600	600
Z max	200	200	200	200	300	300
Number of sectors	8	8	10	8	1	1
Minimum samples	8	8	8	8	8	8
Optimum samples per sector	4	4	3	4	32	32
Minimum distance between data				0.7
Cut-off
Threshold	50		40		200	50
Distance	15		15		15	15

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 136

Table 14-15:      Neighbourhood parameters – Au estimated by OK – 0P1WEST soft boundary

Domains	0P1WEST (Soft boundary)
Rotation
X Angle	0
Y Angle	67
Z Angle	161
Search Ellipsoid
X max	400
Y max	400
Z max	10
Number of sectors	8
Minimum samples	4
Optimum samples	4
Minimum Number samples per line	2
Cut-off
Threshold	50
Distance	15

Table 14-16:      Neighbourhood parameters – AS estimated by OK

Domains	0P1WEST	0P75WEST	0P1EAST	0P75EAST	MAIN	MINOR
Rotation
X Angle	0	0	0	0	0	0
Y Angle	100	67	70	65	85	67
Z Angle	-180	90	-180	95	170	116
Search Ellipsoid
X max	400	400	400	400	600	600
Y max	400	400	400	400	600	600
Z max	200	200	200	200	300	300
Number of sectors	8	4	4	8	4	1
Minimum samples	40	1	1	40	1	40
Optimum samples per sector	10	8	20	10	10	400
Minimum distance between data				0.7
Maximum Distance without sample	50				90
Cut-off
Threshold				12000		10000
Distance				15		15

14.15.2	Other elements

The Inverse Distance of order 2 (ID2) method was selected to estimate the other elements in the western domains and MAIN while the Nearest Neighbourhood (NN) method was selected to estimate in the eastern domains and MINOR. ID2 and NN characteristics are as follow:

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 137

•	Domain boundaries are considered hard, at the exception of the contact between MINOR and MAIN when estimating in the MINOR domain and the eastern domains.

•	Identified outliers were replaced by the top cut if outside the threshold distance.

•	The search orientation and size were similar for all domains . The number of data used for the estimation is limited by the neighbourhood parameters. Details of the search ellipsoids are shown in Table 14-17.

•	Due to the limited number of data, a restriction on the distance without samples was applied meaning that not all the block cells were informed during the ID2 or NN estimation.

Table 14-17:      Neighbourhood parameters

Domains	0P1WEST	0P75WEST	0P1EAST	0P75EAST	MAIN	MINOR
Rotation
X Angle	0
Y Angle	90
Z Angle	180
Search Ellipsoid
X max	400
Y max	400
Z max	200
Number of sectors	4
Minimum samples	10
Optimum samples	10
Maximum Distance without sample	60	60	30	30	60	50

14.16	Density

There are three periods of density sampling over the life of the project as recorded in the density database supplied by Newmarket Gold. Around 1991 Places made 43 measurements from the WD series holes from 0.1 to 0.3 m lengths of core. Around 1995 Kalmet took 481 measurements from the MD series holes from 0.1 m to 0.3 m intervals of core. In 2011 Newmarket Gold took 2.145 measurements from 0.1 m lengths of core from the MC series holes. The Newmarket Gold measurements used some half core and some full core.

There are a total of 2.669 density measurements available, 740 of which are in mineralization (as defined by the estimation domains). Oxide states show significant differences in density (Table 14-18 and Table 14-19). There is no practical difference in densities within the fresh material for lithology or estimation domain (Table 14-20, Table 14-21and Table 14-22). The densities shown in Table 14-18 have been used to inform both the resource and waste model.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 138

Table 14-18:      Density statistics by oxide state all data

Oxide state	Count	Density
1 (completely oxidised)	3	2.11
2 (oxide / transition)	35	2.60
3 (transition)	53	2.72
4 (transition/ fresh)	39	2.77
5 (fresh)	2538	2.80

Table 14-19:      Density statistics by oxide state in all estimation domains

Oxide state	Count	Density
1 (completely oxidised)	2	2.10
2 (oxide / transition)	23	2.57
3 (transition)	16	2.65
4 (transition/ fresh)	3	2.77
5 (fresh)	696	2.79

Table 14-20:      Density statistics by estimation domain within all estimation domains in Fresh rock

Domain	Count	Density
0.1 halo	249	2.80
0.75 halo	327	2.80
Veins	120	2.78

Table 14-21:      Density statistics by lithology in Fresh rock all data

Lithology	Count	Density
Tuff	1016	2.79
Sediments	640	2.59
Minor Vein	30	2.76
Major Vein	90	2.78
Dolerite	762	2.85

Table 14-22:      Density statistics by lithology in estimation domains in in Fresh rock

Lithology	Count	Density
Tuff	387	2.81
Sediments	160	2.77
Minor Vein	31	2.76
Major Vein	90	2.78
Dolerite	29	2.82

14.17	Validation

Following the estimation, the final model was reviewed and validated. The estimation validation consists of statistical comparison, visual comparison and swath plots. The estimation validation of the OK includes also the review of the kriging output variables such as the regression slopes.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 139

The regression slopes of the Au estimates were relatively poor with a high number of values lower than 0.5. Figure 14-20 shows the results for the gold and arsenic within the MAIN domain.

Figure 14-20:      Regression slope histogram for Au estimates (left) and AS estimates (right)

The gold estimation by OK was re-run by increasing the maximum allowable number of data used in the search neighbourhood to 400. Increasing the maximum number of samples used for estimation in the neighbourhood definition improves the local block OK performance and results in lower slopes of regression overall (Figure 14-21) but over smooths the block distribution such the grades and tonnages at higher cut-offs are not realistic (Figure 14-23). For identification purposes in this section of the report, the check run OK is referred to Local OK while the gold estimation is called Global OK. Table 14-23 compares the global statistics between the composite top cut data and the two gold estimates. Global statistics showed reasonable good correlation at zero cut-off between the estimates and the data, slightly better for the Global OK estimates.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 140

Figure 14-21:      Regression slope histogram for Main Au Local check estimate

Table 14-23:      Comparison between declustered top cut Au composite and Au estimates per domain at zero cut-off

Domains	Variable	# Samples /blocks	Minimum	Maximum (Cut max)	(Declustered) Mean	% Difference
0P1WEST	Composite	11 091	0.001	58.18 (50)	0.47
	Local OK	28 831	0.13	7.13	0.48	2.1
	Global OK	28 831	0.11	7.14	0.46	-2.1
0P75WEST	Composite	4 615	0.05	282.83	3.11
	Local OK	8 650	0.99	25.70	3.33	7.1
	Global OK	8 650	0.95	28.61	3.34	7.4
0P1EAST	Composite	3 408	0.01	76.07 (40	0.54
	Local OK	12 592	0.18	6.03	0.58	7.4
	Global OK	12 592	0.11	7.55	0.54	0.0
0P75EAST	Composite	386	0.01	25.38	3.77
	Local OK	992	1.71	10.91	4.06	7.7
	Global OK	992	1.29	11.13	3.98	5.6
MAIN	Composite	1 114	0.005	619.43 (50)	4.13
	Local OK	7 136	0.63	91.87	4.32	4.6
	Global OK	7 136	0.06	103.36	4.30	4.1
MINOR	Composite	224	0.01	79.67 (50)	3.20
	Local OK	1 880	0.228	24.874	3.65	14.1
	Global OK	1 880	1.499	22.599	3.96	23.8

Within the MAIN domain, 40 m swath plot in X, Y and Z directions showed a reasonably good correlation within area well sampled (Figure 14-22). In areas with many composite samples, the OK has smoothed the grade while in area with limited composite samples the OK tends to overestimate. The Local OK is mostly over-estimating the grade compared to the Global OK approach.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 141

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 142

Figure 14-22:      MAIN – Au Global OK – Swath plots

The gold estimations were then compared against the theoretical block distribution defined by a change of support calculation on the Gaussian anamorphosis of the sample distribution. Figure 14-23 compares the estimates with the theoretical block distribution for gold in the MAIN domain. The Local OK displays a sharp tonnage and grade gradient between gold grade cut-off of 3g/t and 4g/t. The grade tonnage curve for Global OK shows a better correlation with the theoretical block distribution. The metal tends to be consistently under-estimated compared to the theoretical block distribution. The theoretical block distribution is considered to predict tonnage, grade and metal closer to the expected global recovery. Therefore the Global OK is considered a better estimate at this stage of the mining project. All further references to the gold estimate in this report refer to the Global OK Au estimate.

From Left to right: Tonnage, Grade, Metal, Green = Global OK, Black= Local OK and Red= Theoretical Block distribution.

Figure 14-23:      MAIN –gold – Grade tonnage comparison Reasonable Prospects of economic extraction

In assessing the criteria for reasonable prospects of economic extraction both open pit and underground scenarios were considered. With respect the scattered lower grade mineralization contained within the eastern domains (0p1E and 0p75E) near surface a simple pit optimisation using the optimistic parameters in Table 14-21 at twice the current gold spot price did not generate a pit of practical size on the eastern domains. All material in the eastern domains is not considered to have reasonable prospects of economic extraction and does not appear in the Mineral Resource.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 143

Table 14-24:      Pit optimisation parameters for evaluation of Mineral Resource classification

Parameter	Value
Gold Price (twice current spot)	AUD2 830 /Oz
Processing Cost (Whittle)	AUD58.4 /t mill feed
Recovery Oxide and Transition	81%
Recovery Fresh	90%
Overall wall slope angles	34 degrees

With respect to the underground potential the grade is reasonably consistent down to approximately 650 mRL below which it drops significantly. All material below 650 mRL is not considered to have reasonable prospects of economic extraction and does not appear in the Resource.

14.18	Classification

Classification is based on a combination of drill spacing, geological interpretation confidence, proximity to the previously mined open pit, reasonable prospects of economic extraction and grade. The classification areas are coherent zones and do not contain isolated blocks of lower classifications within them.

Measured is defined by the main, minor and 0p75W domains above 950 mRL and between plunging north and south boundaries that approximate the limits of the closer drill spacing (Figure 14-24). Indicated (Figure 14-25) is defined by:

1.	The 0p1 domain external to the Measured above 950 mRL; and

2.	The approximate limits of the 20 m by 20 m drilling.

The inferred is the remaining material above 650 mRL within approximately 50 m of drilling and the areas with low geological confidence in the orientations of the controls on mineralization and assumed structures (Figure 14-26).

Figure 14-24:      Long section facing west displaying measured blocks for all domains

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 144

Figure 14-25:      Long section facing west displaying indicated blocks for all domains

Figure 14-26:      Long section facing west displaying inferred blocks for all domains

14.19	Mineral Resource Tonnage and Grade

Given the Mineral Resource is amenable to open cut and underground mining a split set of cut-offs is used for reporting. An elevation limit of 950 mRL has been used for the depth limit for open cut reporting as this is 50 m below the simplistic whittle pit optimisation depths generated with optimistic revenues.

A cut-off of 0.5 g/t Au is defined as the base case (Table 14-25), a comparison at 1.0 g/t Au is also included (Table 14-26). The open pit Mineral Resource is exclusive of the underground Mineral Resource. The Mineral Resources are stated here for the Maud Creek deposit with an effective date of 15 March 2016.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 145

Table 14-25:      Open pit Mineral Resource above 950 mRL at 0.5 g/t Au cut-off – base case

Classification	Tonnage (Kt)	Grade (Au g/t)	Contained Metal (KOz Au)
Measured	1 067	5.59	192
Indicated	1 100	2.14	76
Measured and Indicated	2 167	3.84	268
Inferred	531	1.41	24

Table 14-26:      Open Pit Mineral Resource above 950 mRL at 1.0 g/t Au cut-off – for comparison only

Classification	Tonnage (Kt)	Grade (Au g/t)	Contained Metal (KOz Au)
Measured	1 067	5.59	192
Indicated	1 100	2.14	76
Measured and Indicated	2 167	3.84	268
Inferred	232	2.36	18

The underground Mineral Resource consists only of material below 950 mRL. The base case is stated at 1.5 g/t Au cut-off (Table 14-27). A comparison at 2.0 g/t Au cut-off is provided in Table 14-28. The underground Mineral Resource is exclusive of the open pit mineral resource.

Table 14-27:      Underground Mineral Resource below 950 mRL at 1.5 g/t Au cut-off – base case

Mineral Resource Classification	Tonnage (Kt)	Grade (Au g/t)	Contained Metal (KOz Au)
Measured	-	-	-
Indicated	4 326	3.28	456
Measured and Indicated	4 326	3.28	456
Inferred	1 451	2.65	124

Table 14-28:      Underground Mineral Resource below 950 mRL at 2.0 g/t Au cut-off – for comparison only

Mineral Resource Classification	Tonnage (Kt)	Grade (Au g/t)	Contained Metal (KOz Au)
Measured	-	-	-
Indicated	3 490	3.65	410
Measured and Indicated	3 490	3.65	410
Inferred	1 026	3.04	100

It should be pointed out the mineral resource estimate is categorized as Measured, Indicated and Inferred as defined by the CIM guidelines for resource reporting. Mineral resources do not demonstrate economic viability, and there is no certainty that these mineral resources will be converted into mineable reserves once economic considerations are applied. The Measured, Indicated and Inferred mineral resource estimate has been prepared in compliance with the standards of NI 43 – 101 by Danny Kentwell, FAusIMM.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 146

15	Mineral Reserve Estimate

In July of 2013 Mineral Reserves were estimated based on the Mineral Resource and processing route at that time.

Due to the changes in the Mineral Resource model, evaluation of a revised processing route and the potential change in the saleable product from gold Dore to Gold-rich concentrate there is no Mineral Reserve to report at this time.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 147

16	Mining Methods

Based on the geological review there is potential for the deposit to be exploited by conventional open pit and underground mining methods.

The final underground option will be determined by the availability of pastefill supplied from an on-site processing plant. If mineralization is trucked to Union Reefs, a cemented aggregate fill method will be utilised. This will dictate the selected mining method and extraction sequence.

The Union Reefs option provides a processing stream and value to be realised from the for the oxide component of the Mineral Resource that is not available under the stand-alone plant option and will influence the mine design.

16.1	Geotechnical

In conjunction with the Mineral Resource review, a comprehensive review of the available data and analysis to determine open pit and underground geotechnical design guidelines. The following summarises the work undertaken and findings presented in Appendix A.

An assessment of overall slope angles and underground mining parameters has been undertaken using geological and geotechnical drilling data supplied by the client. The analysis provides good early-stage design guidelines of the geotechnical properties of the rock mass. The typical geotechnical conditions on site can be summarised as follows:

•

The Hangingwall Tuffs are typically massive but may be locally bedded. Hangingwall tuffs are also affected by the numerous shears present in the Hangingwall, resulting in reduced strength, increased fracture frequency and graphitic and/or chloritic alteration of the rock mass.

•

The Footwall Sediments consist of low to medium strength thinly bedded or laminated mudstone and siltstone, and medium to thickly bedded sandstone. Zones of intense shearing with chlorite and graphite alteration occurring in the 5 to 10 meters below the mineralized zone where the sediments are commonly black, highly graphitic and/or chloritic, very weak and fissile.

•	The competency of the mineralized zone can be expected to be variable with competent, partially silicified mineralized zones separated by zones of intensely sheared rock .

•	The distribution of the various fault configurations is not understood at this stage and this should be one of the main focus for subsequent field investigations.

16.1.1	Level of Confidence

The perceived level of confidence in the different data streams available were rated subjectively, as shown in Table 16-1. A five-point rating scale of Very Low – Low – Moderate – High – Very High has been used.

At this stage of the project development, at least a Low rating should be expected for all items, with all items requiring further investigation. As the study progresses, the confidence levels will improve. Aspects for which no data is currently available or represent a key concern have been flagged as Very Low.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 148

Table 16-1:      Qualitative risk assessment of study components.

Data	Confidence level
Empirical: rock mass characterisation	Low
Structural: major structures	Low to Moderate
Structural; rock mass structures	Low
Rock mass strengths	Very low
Rock material strengths	Very low
Groundwater conditions	Very low
Slope angle recommendations	Low

16.1.2	Project Risks and Opportunities

The main project risks relate to the absence of data required for the development of design parameters. The areas where data is required are:

•

Minor geological structures – additional pit mapping/photogrammetry and diamond drilling with geotechnical and structural logging are necessary to overcome the current orientation bias and increase the data density throughout the study area.

•	Rock mass characterisation and strength – further drilling and evaluation is needed to improve confidence in the rock mass properties of all the domains, in particular within the major fault zones.

•

Rock material strength – a representative laboratory testing programme needs to form part of the next stage of investigation. This should allow the identification and evaluation of design mechanical properties which can be used for numerical analysis of pit designs at the next stage of the study.

•	Improved understanding of the project groundwater conditions is needed to understand the interaction between the site hydrogeology and the pit walls.

16.1.3	Review of Geotechnical data

Geotechnical data was collected from drill holes drilled between 1990 and 2011. The geotechnical data was collected from the orebody and the rock mass adjacent to the orebody, with the more recent drilling collecting data throughout the wider area. Recent drilling was also more likely to include a wider range of geotechnical parameters. Sediments located in the footwall of the deposit are not well represented within the overall geotechnical dataset. Additional geotechnical drillhole data will be required for future studies. Geotechnical laboratory testing will be required from samples recovered from future drilling.

16.1.4	Rock mass characterisation

Geotechnical domains have been determined for both the open pit and underground areas at the Maud Creek project based on geological units, weathering, structural setting and rock mass quality. Figure 16-1 shows the different geotechnical domains selected for the open pit analysis. For underground component of the study, stope stability assessments considered domains within the orebody and 10 m either side of the orebody only, whilst broader domains were used to characterise the rock mass for ground support requirements.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 149

Figure 16-1:      Plan view of existing pit showing the geotechnical domains used for rock mass characterisation

16.1.5	Underground Design Considerations

Stope Design

Maximum allowable Hydraulic Radii (HR) have been determined for the different geotechnical domains based on empirical analysis completed. The surface controlling stope sizes will be the footwall as it will be exposed as the footwall across most of the production areas. A summary of recommended stope sizes is shown in Table 16-2.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 150

Table 16-2:      Empirical Stope Design Summary

Domain	Stope Surface	N’	Hydraulic Radius (HR)		Strike Length (m)	Stope Height (m)
			Unsupported	Supported
Sediments FW- A	FW	0.9 – 3.27	2.3 – 3.8	6.5 – 8.0	10	25
Sediments FW – B	FW	1.83 – 18.58	3.0 – 7.1	7.2 – 11.3	15	25
Sediments FW- C	FW	0.6 – 30.39	2.0 – 8.4	6.1 – 12.5	20 - 30	25
ORE	Backs	1.66 – 26.89	2.9 – 8.1	7.0 – 12.1	15	10 - 35
Tuff - HgW	HgW	9.82 – 79.93	5.5 – 12.0	8.0 – 15.0		25

Stope dilution may be controlled by designing stable beams between the stope footwall and the shear zones, reduction in stope strike spans or cable bolt reinforcement of stope hangingwall or footwall.

Ground Support Design

Ground support requirements were assessed using empirical methods and are summarised in Table 16-3.

Table 16-3:      Ground Support Requirements

Geotechnical Domain	Excavation Type	Minimum Ground Support Requirements (Range)
Footwall Sediments	Main Decline	2.4 m Galvanised Friction bolts (46 mm diameter Split Sets) Bolt spacing 1.0 m – 1.6 m Surface support ranges from Fibrecrete (75 mm) to Mesh covering backs and walls to grade line
Footwall Sediments	Level Accesses	2.4 m Galvanised Friction bolts (46 mm diameter Split Sets) Bolt spacing 1.0 m – 1.6 m Surface support ranges from Fibrecrete (75 mm) to Mesh covering backs and walls to grade line
Vein (Orebody)	Ore Development	2.4m Galvanised Friction bolts (46 mm diameter Split Sets) Bolt Spacing 1.4 m – 1.8 m Mesh support covering backs extending to grade line
Hanging wall Tuff Development	Other Capital Development	2.4 m Galvanised Friction bolts (46 mm diameter Split Sets) Bolt Spacing 1.5 m Fibrecrete (40 mm) to Mesh covering backs and walls to grade line

Crown Pillar assessment

Caving and potential subsidence was identified as a possible hazard during this study. An empirical assessment was completed to determine the stability of the crown pillar located between the top of the stoping and the base of the proposed open pit.

A number of mitigation measures are available and include limiting the number of stopes open at a given time and limiting stope widths to 15 m with a 10 m thick crown pillar. Alternately increasing the crown pillar thickness would allow for wider stopes in the transverse stoping area. Cemented backfill is recommended for the stoping area located immediately below the open pit and highly weathered zones.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 151

Further investigation of the crown pillar coupled with numerical modelling would allow optimisation of the crown pillar thickness.

Backfill

Pastefill will be required at Maud Creek in areas where the mining method and extraction sequence dictate such as any area where a top down sequence is adopted and for transverse stoping.

A detailed backfill study should be completed during the prefeasibility study stage. Factors to be considered during the pastefill study include the suitability of tailings and binders to form pastefill, the required strengths required for stable fill exposures and curing times.

16.1.6	Open pit Slope Stability Analysis

The preliminary open pit design recommendations have been based upon the geotechnical domains summarised in Table 16-4.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 152

Table 16-4:      Preliminary Slope Design Parameters

Domain	Geotechnical Safety Berm Width (m)	Ramp Width (m)	Bench Height Cases (m)	Depth Range (m)	Bench Height (m)	Bench Face Angle	Bench Stack Height (m)	Bench Stack Angle	Inter- Ramp Angle	Limiting Overall Slope Angle
Hanging Wall	N/A	24	All	0 – 25	12.5	55°	25	46°	38°
			12.5	25 - 50	12.5	55°	25	46°	38°
				50 - 100		60°	50	45°	33°	34°
				50 - 150			75	44°	35°	36°
				50 - 250					36°	36°
			25	25 - 50	25	55°	25	55°	46°
				50 - 100		60°	50	54°	41°	43°
				50 - 150			75	53°	40°	42°
				50 - 250					42°	43°
Southern	15	24	All	0 – 25	12.5	55°	25	46°	38°
			12.5	25 - 50	12.5	55°	25	46°	38°
				50 - 100			50	42°	34°	35°
				50 - 150			75	41°	35°	36°
				50 - 250					34°	35°
			25	25 - 50	25	55°	25	55°	46°
				50 - 100			50	50°	38°	39°
				50 - 150			75	48°	40°	41°
				50 - 250
									39°	40°
Footwall and GCFZ	15	N/A	All	0 – 25	12.5	55°	25	46°	38°
			12.5	25 – 50	12.5	55°	25	46°	38°
				50 – 100			50	42°	35°	33°
				50 – 150			75	41°	36°	35°
				50 – 250						34°
			25	25 – 50	25	55°	25	55°	46°
				50 – 100			50	50°	40°	37°
				50 – 150			75	48°	41°	40°
				50 – 250						39°

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 153

17	Recovery Methods

Maud Creek sulphide (fresh) mineralization are refractory to direct cyanidation but respond well to flotation. There is significant but variable gravity-recoverable gold throughout. The gold is largely locked in sulphides and requires an oxidation process for downstream processing. Furthermore, the presence of preg-robbing carbonaceous material renders the ore ‘double-refractory’.

The Maud Creek mineralization includes oxide, transitional and sulphide (fresh) material. The oxide material is generally amenable to direct cyanidation and could be treated through the existing Union Reef mill, the transitional material is less amenable to conventional cyanide leaching (variable). Alternatively, this transitional material may be treatable by flotation. Flotation recovery could be further improved following a sulphidisation pre-treatment process. Controlled potential sulphidisation (CPS) technology has been successfully applied on several gold and copper/gold mines, and may be beneficial at Maud Creek. Some preliminary testing would be worthwhile.

The main body of metallurgical testing and other development work was conducted from 1994 - 98 for Kalmet Resources NL and Kilkenny Gold NL. Some minor work was done for Harmony Gold Operations Ltd in 2003, and then further testing and piloting were undertaken for Terra Gold Mining Ltd in 2006. Along the way there have been several engineering and consulting reports in support of the metallurgical development of the project. In particular, John W MacIntyre and Associates Pty Ltd supervised the earlier testing, starting in late 1996 and culminating in a detailed report: Metallurgical Evaluation of the Maud Creek Project in September 1998.

There is also an option to modify the Union Reef mill to allow sulphide treatment (campaign treatment). This plant currently treats oxide material from the Cosmo underground mine by gravity recovery and CIL. It has excess crushing capacity and two underutilised grinding mills at the current throughput rates on a hard underground ore. It could treat >500 ktpa of feed. The addition of a flotation plant would enable parallel treatment of sulphides. Though conceptually possible, there is an economic trade-off due to the trucking distance.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 154

18	Project Infrastructure

18.1	Site Access

A suitable access road connecting the Maud Creek project site to the Stuart Highway is required to facilitate access. Three options are illustrated in

Figure 18-1.

The existing unsealed access road to the Maud Creek site into Katherine, heading south from the mine was used during previous mine operations to haul material from site. The access road is linked to the Stuart Highway by Ross Road, a sealed public road which is regularly used by horticultural landholders in the area. The access road crossed Gold Creek just south of the existing mine pit and during the wet season, the road is often impassable and experiences significant damage.

The existing access track would need to be upgraded and have a crossing installed over Gold Creek to enable transport operations to continue during the wet season both into and from site. This route has been approved by the Northern Territory Government as a Right of Way and General Service easement. A second approved Right of Way and General Service easement runs north from the Mine to Gorge Road. This provides the site with a second access point to Katherine.

Figure 18-1:      Site Access Roads

18.2	Power Supply

The town of Katherine is linked by a 132 kV transmission line to the Darwin-Katherine Interconnected System which supplies regulated electricity to the region. The transmission and distribution of power in the Northern Territory is the responsibility of the government owned Power and Water Corporation (PWC).

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 155

18.3	Water

The raw water supply sources for the site include the:

•	Groundwater seepage into the mine pit; and

•	Potential runoff over catchments associated with the mine pit, waste rock dump, tailings facility infrastructure area, and sedimentation ponds.

The total catchment area reporting to the Maud Creek site of 25.74 km2 was divided into three major sub-catchments, as shown in Figure 18-2. The areas of each sub-catchment are outlined in Table 18-1.

Table 18-1:      Areal extent of catchment areas

ID	Area (km2)
1	0.616
2	1.337
3	23.786

Figure 18-2:      Catchment areas in Maud Creek site

Water management of the site will need to be incorporated as a key factor in any future plans, to keep clean water clean and direct the contact water to appropriate containment system.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 156

19	Market Studies and Contracts

This section is not applicable at this time.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 157

20	Environmental Studies, Permitting, and Social or Community Impact

20.1	Environment and Social Aspects and Impacts

20.1.1	Social and Economic Context

The Maud Creek Project lies within the Town of Katherine local government area (LGA 72200), which occupies an area of some 7417 square kilometers (Figure 20-1) and within the broader Katherine region (336,674 km2,Figure 20-2). The traditional owners of the land, the Jawoyn people, have occupied the Katherine region for thousands of years.

Figure 20-1:      Katherine municipality local government area (ABS, 2011 census)

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 158

Figure 20-2:      Katherine region (shown in darker tan)

Source: Katherine Land Use Plan, 2014

The town of Katherine is the fourth largest population centre in the Northern Territory, after Darwin, Palmerston and Alice Springs. The town was formally gazetted in 1926. At the 2011 census, the population of the Katherine municipality was estimated at slightly under 11,000 people, of whom about 24% identified as indigenous (Aboriginal or Torres Strait Islander). In younger age groups, the percentage of Aboriginal people is higher (Figure 20-3). Compared to the Australian population as a whole, the Katherine community is relatively young, with a median age of 31. The Katherine population is characterised by a high degree of mobility, with a relatively large proportion of the population changing place of residence (either within the region or interstate) between consecutive censuses.

Figure 20-3:      Katherine LGA population, by age group (2011 census)

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 159

Katherine is an important regional centre, providing government services (health, education, transport, communications and business development functions) to the wider region. A range of basic utilities, services and community infrastructure is available, including:

•	A 60- bed hospital; various community and private medical clinics;

•	A range of public and private education and training providers from pre-primary to university level; an airport (shared with the RAAF Base Tindal);

•	Police, fire and emergency services;

•	Water supply, sewerage and waste disposal facilities, and

•	Cultural, sport and outdoor leisure facilities, such as the Nitmuluk National Park.

The modern economy of the Katherine region has traditionally been dominated by the agricultural and pastoral sectors, but in the past few decades mining, public administration and safety (including defence), tourism and construction (largely related to major resource and infrastructure projects) have also been important contributors to the regional economy. Although mining has been by far the greatest contributor to gross regional product in the past few years (Figure 20-4), it is not a major employer in the Katherine municipality (Figure 20-5).

Unemployment and labour force participations rates in Katherine are, on average, similar to those in Australia as a whole, although unemployment among young people (those aged 24 years and below) is conspicuously higher than average unemployment rates in the general Australian community (Figure 20-6 and Figure 20-7). In 2011 about 41% of the Katherine population aged 15 and over had some type of post-secondary school qualification, mostly at Certificate or Diploma levels.

Figure 20-4:      Gross regional product, by industry – Katherine NT (2012)

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 160

Figure 20-5:      Employment by industry sector – Katherine LGA (ABS data)

Figure 20-6:      Unemployment rates – Katherine LGA (ABS data)

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 161

Figure 20-7:      Labour force participation rate, Katherine LGA (ABS data)

Median weekly household income reported at the last census in the Katherine LGA was approximately AUD1,424. Median weekly rental and mortgage repayments at the 2011 census were AUD200 and AUD433, respectively. Current median rentals range from around AUD320/ week for a unit to AUD450/ week for a house (https://www.realestate.com.au/neighbourhoods/katherine-0850-nt, accessed 14 Jan 2016). Slightly over 50% of the Katherine population lives in rented accommodation.

Approximately 3860 private dwellings exist in the Katherine municipality, of which about 8.5% (329 dwellings) were unoccupied at the time of the 2011 census. Housing types include single dwellings (~58%); semi-detached structures, townhouses, units and apartments (~17%); and a range of other accommodation, such as caravans, tents and improvised accommodation. Northern Territory government budget forecasts predict continuing strong demand for housing in Katherine, with relatively low vacancy rates (NT Government budget, 2013-2014). The Town of Katherine Land Use Plan (2014), anticipates the need for an additional 81ha of urban residential land and 180 ha of rural lifestyle lots (rural, rural living and rural residential) to accommodate residential development to beyond 2026. In the main, the areas being considered for additional residential development lie to the south and northwest of the Katherine urban centre and are unlikely to encroach on the Maud Creek project area, however, evolving land use patterns may need to be taken into account as part of transport planning for the project.

The Katherine community comprises a number of different groups, including non-resident tourists and seasonal workers, part-time residents (FIFO workers), employees of the RAAF Base Tindal and their families, and full time residents. Stakeholder engagement for the Maud Creek project will need to take account of these diverse stakeholders, as well as the needs and expectations of Aboriginal traditional owners and their representative bodies, along with the requirements of government stakeholders at local, regional and territory level.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 162

20.1.2	Surface Water

The Maud Creek Project area is traversed by Gold Creek, an ephemeral tributary of Maud Creek, which flows into the Katherine River upstream of the water supply extraction point for the Katherine Township. The distance between the proposed mine operations area and the confluence with the Katherine River is approximately 10.5 km. The Katherine municipality sources its water from a combination of groundwater bore and the Katherine River. The town water supply use of water from the Katherine River is sometimes constrained by the high turbidity in surface watercourses during the wet season. Neither Maud Creek nor Gold Creek contribute significant (or possibly, any) flow to the Katherine River during the dry season, although remnant pools persist along the watercourses throughout the dry season. Hydrological modelling conducted in connection with Terra Gold’s Maud Creek proposal (discussed in Section 4.5) concluded that the channels of both Gold Creek and Maud Creek would be likely to experience over bank flows on several occasions in every wet season. Modelling conducted by SRK is consistent with the earlier assessment (Figure 20-8).

Surface water quality in the project area has been characterised to a limited extent. Dry season sampling conducted by previous tenement holders between 1968 and 1998 recorded generally good quality water, of near-neutral pH, relatively low salinity and low concentrations of most trace metals (URS, 2008). The EIS prepared in connection with the Terra Gold Maud Creek proposal suggested that surface waters in the project area may occasionally show elevated concentrations of copper or lead, presumably as a result of mineralization in the catchment, however additional monitoring would be required to demonstrate this convincingly.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 163

Legend
Watercourse (SRTM interp)
Catchment (SRTM interp)
Inundation Boundary
Infrastructure
0
0.5
1
Km
224000
225000
226000
227000
1
2
3

Figure 20-8:      Estimated flood extents in absence of engineering controls

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 164

20.1.3	Groundwater

Groundwater beneath the Maud Creek site occurs primarily within fractured rock (Tollis formation) aquifers and unconsolidated alluvial sediments. Groundwater recharge is expected to occur from infiltration of rainfall, especially in areas of outcropping quartz/quartz breccia. Some recharge would also occur seasonally through the bases of watercourses. The proposed mine operations area lies to the north of the Tindall limestone formation, upon which the Town of Katherine, and a range of local enterprises, rely for water supply (Figure 20-9).

Figure 20-9:      Groundwater aquifers near Katherine (from Katherine land use plan, 2014)

The groundwater table in the Maud Creek area generally lies at shallow depth (between 1 and 6 m below ground surface, corresponding to an average elevation of approximately 141m AHD). The seasonal variation in the depth to water is expected to be in the range of 2 to 4 m. The general direction of groundwater flow is to the northeast, away from the Tindal limestone aquifer.

Baseline monitoring conducted in connection with Terra Gold’s EIS (URS, 2008) reported the dry season groundwater level at the confluence of Gold and Maud Creeks to be approximately 6.9 m below ground level (approximately 4 m below the creek bed). Limited if any contribution of groundwater to local stream flow is likely during the dry season, as the groundwater levels will generally lie below the beds of the watercourses.

Groundwater quality is typically fresh, with total dissolved solids concentrations below 600 mg/L. Groundwater chemistry is dominated by calcium and magnesium bicarbonates and the groundwater pH is slightly alkaline, with an average pH around pH8. Information in Terra Gold’s Maud Creek EIS suggested that the local groundwater may have naturally elevated concentrations of arsenic and/or selenium; however, this conclusion appears to be based on limited water quality testing and would need to be confirmed through further groundwater monitoring.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 165

20.1.4	Native Flora and Vegetation

As part of the EIS, Terra Gold commissioned field surveys of flora and vegetation for its Maud Creek proposal. The botanical investigations, which were carried out in March and April 2007, identified 153 plant species of which 19 were introduced weeds. None of the 153 plant species recorded during the 2007 were listed under the Commonwealth Environment Protection and Biodiversity Conservation Act 1999 (EPBC Act) as vulnerable, threatened, rare or endangered. One species, Tephrosia humifusa, recorded at 5 sites during the field surveys, is listed as Near Threatened (NT) under the Territory Parks and Wildlife Conservation Act 2006. The 2007 survey reported noted that Tephrosia humifusa appeared to be common locally, occurring at over one quarter of the floristic study sites and in a range of different habitat types. At the time of the Terra Gold EIS, Tephrosia humifusa was known to occur at 5 different locations in the Northern Territory. The Maud Creek survey records represented a range extension of the species. Current government records shown 19 occurrences of Tephrosia humifusa in the Northern Territory (not including at Maud Creek, referFigure 20-10). The plant remains on the Northern Territory endangered species list (2012).

Figure 20-10:      Distribution of Tephrosia humifusa (Atlas of Living Australia, accessed 15/01/2016)

Northern Territory government databases show a number of protected flora species in area to the north of the Maud Creek project area, but none within the mine tenement (data from http://nrmaps.nt.gov.au/) (Figure 20-11).

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 166

Figure 20-11:      Conservation significant flora

(data from http://nrmaps.nt.gov.au/)

Ten distinct vegetation communities were mapped in the Maud Creek Project area during the 2007 surveys (Figure 20-12). The vegetation communities included open forest, woodland and open woodland assemblages. None of the vegetation types was considered of special conservation significance: all occur widely outside the project area and none is thought to support specially protected flora or fauna species. No vegetation communities protected under the EPBC Act were recorded during the 2007 surveys.

There is currently no mechanism for listing Threatened Ecological Communities under NT legislation. However, one threatened ecological community that occurs in the general project locality is listed as Endangered under the Commonwealth EPBC Act. This is the Arnhem Plateau Sandstone Scrubland Complex, which has had protected status since 2011. The Arnhem Plateau Sandstone Scrubland Complex is known to occur in parts of the Nitmiluk (Katherine Gorge) National Park. It is not likely to occur within the Maud Creek mine tenement. This would need to be confirmed as part of future project assessment and permitting.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 167

Vegetation Communities
1 Isolated low trees - Term.platyphylla
2 Low open woodland - E.tectifica/Corymbia spp.
3 Low woodland - E.pruinosa/Ery.chlorostachys
4 Low woodland - E.tectifica/C.foelscheana
5 Low woodland - E.tect/C.dichromo/Ery.chloro
6 Low woodland - riparian corridor
7 Low open woodland - mixed species
8 Low woodland - mixed species
9 Mid open forest - mixed species
10 Woodland - Eucalyptus spp/Corymbia spp.
11 Mining Area
(KATHERINE GORGE) NATIONAL PARK
GT28
GT27
GT10
GT11
GT12
GT13
GT9
MC08
GT6
GT7
GT23
GT24
MC9
GT5
GT14
MC7
GT8
GT4
GT25
MC3
MC2
Mining Area
MC10
GT3
GT2
GT1
MC11
MC5
MC6
MC13
RA1
GT15
GT16
MC12
RA2
MC1
MC14
RA3
RA4
RA5
Legend
Mining area
Access road sites
Maud Creek sites
Ground truthing sites
National Park
N
0 0.15 0.3 0.6 0.9 1.2 km
Google

Figure 20-12:      Vegetation communities

(From Crawford & Metcalf, 2007)

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 168

20.1.5	Native Fauna and Habitats

Terrestrial fauna habitats

The most recent field fauna surveys of the Maud Creek project area were conducted in April and May 2007. Previous surveys had been carried out in 1994, 1996 and 1997 (EMS, 2007). The 2007 surveys recorded a range of habitat types, including open woodland, grassland and riparian habitats. Distinctive and geographically limited habitat types underlain by limestone karst or limestone outcrops were noted to the west of the mine tenement, in an area that had been proposed for an access road. No limestone outcrop was recorded within the mine tenement itself. Overall, the fauna habitats within the proposed mine operations areas were not characterised by significant biodiversity. Many areas had been disturbed by past mining activities, grazing pressure, weed incursion and disturbance from swamp buffalo, cattle, pigs, feral donkey and fires. Riparian habitats, which are not locally extensive, have been degraded by large numbers of swamp buffalo. Habitats within the mine tenement are unlikely to support significant biodiversity. None of the habitats present in the project are likely to provide significant habitat for water birds or shore birds. The limestone outcrop habitats to the west and south of the mine operations areas are less heavily impacted and may act as locally significant refugia and areas that support conservation significant wildlife, including bats and a variety of invertebrate species such as land snails.

Terrestrial vertebrate fauna

A total of 144 native and six introduced terrestrial vertebrate species were recorded during the 2007 surveys. These included 30 mammals, 91 birds, 18 reptiles, and 11 amphibian species. A number of varanid (monitor lizard) species observed during previous surveys of the area were absent during the 2007 surveys. This may be the result of predation and displacement by cane toads, which were introduced to the area in about 2001. Cane toads were the most common amphibian observed during the surveys.

The majority of fauna recorded or expected to occur in the Maud Creek Project area are widespread in northern Australia. Two bird species of conservation significance – the red goshawk (Erythrotriorchis radiatus) and the Australian bustard (Ardeotis australis) have been observed within the mine tenement. Both of these are relatively widespread within the NT. Six species that are considered Near Threatened under the according to the Territory Parks and Wildlife Conservation Act 2006 were also recorded in or very near to the proposed mine operations area ((data from http://nrmaps.nt.gov.au/) Figure 20-13). They included: the bush stone-curlew (Burhinus grallarius), hooded parrot (Psephotus dissimilis), grey falcon (Falco hypolelucos), northern nailtail wallaby (Onychogalea unguifera), Arnhem sheathtail bat (Taphozous kapalgensis), orange leafnosed bat (Taphozous georgianus) and western chestnut mouse (Pseudomys nanus). No significant migratory bird species were recorded on or near the mining tenement. (The EPBC-listed rainbow bee-eater (Merops ornatus) was recorded, but this species is very common and is unlikely to be significantly impacted.)

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 169

Figure 20-13:      Conservation significant fauna

(Data from http://nrmaps.nt.gov.au/)

Terrestrial invertebrate fauna

Land snails were collected and identified at all the limestone outcrop areas surveyed to the west of the mine tenement (along the access road alignment previously proposed by Terra Gold). Some of the snails observed in the limestone outcrop habitats (Xanthomelon sp) were also collected from open forest habitats in the project area. This species is thought to be relatively widespread, but occurs at low densities within its range (EMS, 2007). The most common snail species collected was Torresitrachia weaberana, a moderately commonly species known to occur in areas between Katherine and Kununurra. One of the snail species collected was an undescribed genus and undescribed species that is known to be limited in range to limestone karst in the Tindal – Cutta Cutta region. This species was considered to be of regional conservation significance. Recent technical studies on snails in the Katherine region have proposed that endemic land snails can be used as bio-indicators for the health of some ecological assemblages and may themselves be under threat of extinction (Braby et al, 2011, Willan et al, 2009).

Aquatic fauna and habitats

Fifteen species of freshwater fishes were recorded in Gold Creek and Maud Creek during the 2007 field surveys. The western rainbowfish (Melanotaenia australis) was the most abundant species in samples and was the only species present at all sites. Other common species included the banded grunter (Amniataba percoides), spangled grunter (Leiopotherapon unicolor) and northern trout gudgeon (Mogurnda mogurnda) (URS, 2008).

No listed threatened aquatic species were recorded in recent or previous field surveys in the project area. Although the EPBC Act lists the freshwater sawfish (Pristis microdon) as a vulnerable species that could potentially occur in the vicinity of the project area, no suitable habitat for this species occurs in proximity to the proposed mine operations it. Neither is the species known to occur in the Katherine River.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 170

None of the freshwater fishes recorded during past surveys of the Maud Creek project area are listed as threatened in the NT or under Commonwealth legislation. The species occurring Maud Creek are all common and widespread forms that are well adapted to the variable instream conditions that characterise the system Aquatic habitat quality along Gold Creek was described as ‘significantly impaired’ by trampling and other disturbance by swamp buffalo, donkeys, feral pigs and cattle. Neither Maud Creek nor Gold Creek are considered likely to support high levels of biodiversity in the project area, although the riparian habitats may afford a level of shelter and temporary feeding and growing habitat. The watercourse may provide a migration path for aquatic species during the wet season (URS, 2008).

20.1.6	Air Quality, Noise & Vibration

The proposed mine operations area is located at least 5 kilometers from the nearest ‘sensitive receptor’ (residential premises, for example). Providing conventional environmental controls on dust and noise emissions are implemented during construction and operations, it is unlikely that significant impacts on environmental amenity will arise.

There is some risk that offsite traffic associated with the project will give rise to public concern. Arrangements for controlling impacts of product haulage, workforce traffic and vehicle movements for transport of fuel and reagents will need to be described as part of the project’s environmental impact assessment.

20.1.7	Conservation Areas

The closest conservation area to ML30260 is the Nitmiluk (Katherine Gorge) National Park, owned by the Jawoyn Aboriginal Land Trust and jointly managed with the Parks and Wildlife Commission (Figure 20-14). The park is notable for its scenery, cultural values and ecological integrity. The proposed mining operations are unlikely to give rise to direct impacts on Nitmiluk National Park, although there is some potential for indirect impacts on the park, particularly if the Maud Creek Project includes the upgrade and use of the general service easement running north from the mine to Gorge Road. Increased use of the northern access route has the potential to increase the risk of spreading weeds and/or pathogens and may exacerbate the adverse environmental impacts caused by animal pests. Improved road access could also increase the risk of bushfires, by making the area generally more available to the public.

It is unlikely that the mining operations would intrude on parts of the park that are routinely accessed by visitors, although some consideration of light spill and noise (blasting, offsite traffic) may be required as part of a future environmental impact assessment.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 171

Source: Nitmiluk National Park Plan of Management, 2014
132°20'0"E
14°0'0"S
14°20'0"S
14°40'0"S
132°40'0"E
Kakadu National Park
Nitmiluk National Park
STUART HIGHWAY
Kintore Caves
KATHERINE
Cutta Cutta Caves
CENTRAL ARNHEM ROAD
DARWIN
JABIRU
ADELAIDE RIVER
PINE CREEK
WADEYE
KATHERINE
Legend
Railway
Main Highways
Major Watercourse
Major Waterbody
Nitmiluk National Park
Kintore Caves
Kakadu National Park
Cutta Cutta Caves
Maud Creek Project Area
srk consulting
National Parks around Maud Creek
0 7 14
Kilometres
13 March 2016
GDA94

Figure 20-14:      Locations of parks and reserves near Maud Creek

20.1.8	Heritage Values

Heritage surveys relating to both Aboriginal and non-Aboriginal values of the Maud Creek mine site were conducted as part of baseline studies for the Maud Creek EIS prepared by Terra Gold (URS, 2008, refer Figure 20-15).

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 172

The studies identified sixteen Aboriginal archaeological sites, including 14 stone artefact scatters and three stone quarries (one the quarries was associated with an artefact scatter). Each site was rated as having high, moderate or low significance, based on rarity, intactness and age of the site. In all, over 240 stone artefacts were identified. Sixteen of the artefact scatters were considered to have high significance, three were classified as having moderate significance and five were described as having moderate to low significance. Two of the three stone quarries were described as highly significant.

A number of additional sites were identified on the Maud Creek tenements subsequent to the completion of Terra Gold’s EIS. The current Newmarket Gold Cultural Heritage Environmental Management Plan (2015) identifies 18 Aboriginal sacred sites. Disturbance of any Aboriginal sacred site would require formal authorisation (refer Section 20.2.8) ..

Two non-Aboriginal heritage sites were identified during baseline surveys for Terra Gold’s Maud Creek project. One site comprised a series of historic alluvial gold mine diggings at the eastern side of the project area. The site was described as having significant heritage value. The second non-Aboriginal heritage site was a feature from an historic settlement to the northeast of the project area. The site consists of a raised stone hearth and a foundation made from cement, gravel and earth and edged with cobbles of rock. A variety of other artefacts were identified (shards of stoneware and earthenware, preserved meat tins, tobacco tins and matchboxes). These were generally rated as having a moderate to low significance.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 173

Legend
Creeks
National Park
MLN 1978
Archaeological or Heritage Site (high significance)
Archaeological or Heritage Site (moderate significance)
Archaeological or Heritage Site (moderate-low significance)
Maud Creek Station
NITMILUK (KATHERINE GORGE) NATIONAL PARK
MC7
MC8
MC11
MC10
MC12
Maud Cree
MC9
Mine Site
6
1
3
2
4
5
MC14
MC17
MC16
MC18
MC15
MC13
Proposed Access Road
Access Road (existing)
Gold Creek

Figure 20-15:      Aboriginal and non-Aboriginal heritage sites (Figure 11.1 from URS 2008)

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 174

20.1.9	Mine Closure and Revegetation

The EIS prepared for Terra Gold’s Maud Creek Project included a preliminary discussion of mine rehabilitation objectives and outcomes. The approach proposed by Terra Gold was to rehabilitate disturbed land to allow future use primarily for pastoral purposes, with some areas (such as waste rock dumps) potentially allocated for conservation purposes. It was suggested that water in pit voids might be used for watering livestock. The closure strategy also proposed to use pit voids for disposal of reactive materials remaining at the ROM. No closure provision was made for rehabilitation of tailings or waste rock storage facilities, as the project did not include these elements. A significant review of mine rehabilitation and closure will be required as part of project assessment and permitting, both to reflect changing community expectations and to align with evolving government regulations and policy. Long-term management of mine wastes and of water in pit voids is likely to be a central issue for mine closure design. Newmarket Gold should expect an increased focus on verifiable rehabilitation performance targets.

20.1.10	Potential Impacts

Although a range of environmental impacts is possible as a result of implementing the Maud Creek Project, the aspects most likely to attract the attention of stakeholders are:

•	Protection of surface water and groundwater quality, especially from contaminants contained in tailings and other mineral wastes;

•	Avoidance of culturally significant areas;

•	Potential for impacts on public safety and/or amenity from mine traffic in or near the town of Katherine;

•	Control of indirect impacts (weeds, fire, feral animals) on the environmental values of Nitmiluk National Park; and

•	Newmarket Gold’s ability to deliver acceptable mine rehabilitation outcomes .

A summary of project aspects and impacts is presented in Table 20-1.

A more detailed analysis and formal risk assessment of these aspects and impacts will be required as part of project assessment and permitting.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 175

Table 20-1:      Preliminary aspects and impacts analysis

	Social / economic	Public health & safety	Aboriginal heritage	Surface water	Groundwater	Soil quality / land capability	Flora / vegetation	Fauna & habitats	Air quality	Noise & vibration	Key issues
Land access & clearing for mine development			X	X			X	X	X	X

Need to minimise footprint overall; implementation of weed / pathogen hygiene procedures; limiting impacts to riparian systems;  avoidance of sacred sites; operational controls to minimise dust generation, erosion and noise.

Land access & clearing for access road(s)			X	X			X	X	X	X

Need to confirm avoidance/ impact minimisation to short range endemic fauna (eg land snails) and high conservation value vegetation assemblages. Most likely not a significant issue if western access route is not adopted.

Mine dewatering	X			X	X						Strong potential for public concern about possible contamination (discharge of water) and/or abstraction of water
Mine operations: haulage & traffic within mine site								X	X	X	Unlikely to generate significant impacts / concern: routine operational practices to minimise footprint and control noise & dust.
Mine operations: offsite haulage & traffic	X	X							X	X	Has potential to generate significant concern relating to traffic impacts (dust, noise, public safety, amenity, impacts on public infrastructure.
Blasting, excavation, heavy equipment operation									X	X	Unlikely to generate significant impacts: routine operational practices to minimise footprint and control noise & dust.
Handling and stockpiling of waste rock				X	X	X			X		Key concerns likely to relate to i) management of reactive (acidic generating) or erodible materials and ii) ability to rehabilitate land
Ore processing				X	X				X	X	MMP will need to demonstrate appropriate systems for controlling noise, dust, process effluents.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 176

	Social / economic	Public health & safety	Aboriginal heritage	Surface water	Groundwater	Soil quality / land capability	Flora / vegetation	Fauna & habitats	Air quality	Noise & vibration	Key issues
Tailings storage	X			X	X

Key concerns likely to relate to i) management of reactive (acid generating, saline or metalliferous) or erodible materials; ii) ability to rehabilitate land; iii) risks of dam failure (especially with respect to surface water impacts) during or after mine operations.

Establishment and operation of mine accommodation	X										May generate concerns about housing availability / cost; other impacts relating to social integration and increased traffic. Also potential for social benefits.
Waste generation(non- process wastes)				X	X						Unlikely to be a major concern, providing conventional environmental management controls are in place for handling and disposal of sewage, domestic waste and industrial waste.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 177

20.2	Regulatory Approvals

20.2.1	Mineral Titles Act

With the exception of certain prescribed substances (such as uranium), all minerals located in the Northern Territory (except for certain prescribed substances including uranium) are the property of the Northern Territory Crown. The Mineral Titles Act took effect in November 2011, replacing the Mining Act. The Mineral Titles Act provides a framework for granting and transferring mineral titles to authorise exploration for and extraction of minerals. It also establishes a basis for authorising ancillary activities related to mining.

The Mineral Titles Act recognises seven categories of mineral title, of which the most relevant to the Maud Creek Project is a mineral lease (ML). Newmarket Gold was granted a mineral lease (ML30260) over the project area on 14 April 2014. The lease over the 106 ha tenement is valid until 13 April 2024 and can be extended, subject to certain conditions (including expenditure requirements and compliance with tenement conditions).

Grant of a mineral lease gives the tenement holder exclusive rights for the development of mineral projects on land within the title boundaries. Subject to the tenement holder obtaining an authorisation under the Mining Management Act, the grant of a mineral ease confers rights to conduct mining and processing of minerals, as well as a range of mining related activities, including:

•	Exploration for minerals;

•	Treatment of tailings; and

•	Storage of waste.

Additionally, the Mineral Titles Act provides the holders of mineral titles strong rights of access and important entitlements related to the taking and use of water. For example, a mineral title holder may apply for an access authority to enter land which is outside the title area for the purpose of constructing infrastructure or for the taking of water.

The Mineral Titles Act also provides a basis for assigning liability for mine rehabilitation. An entity taking ownership of a tenement on which disturbance exists (as is the case at Maud Creek) assumes the risks and responsibility for that tenement, irrespective of whether it causes any additional mining disturbance to the land.

20.2.2	Mining Management Act

Before any mining activity can occur on a granted mining title the intending operator of the mining activity must apply for and be granted an authorisation under the Mining Management Act. The Mining Management Act (MMA) effectively constrains rights conferred by the Minerals Title Act (MTA) by prohibiting mining activities until the intending operator (which may or may not be the tenement holder) has:

•	Been granted an authorisation (supported by an approved mining management plan (MMP)), and

•	Lodged a security to cover the full costs of rectifying any environmental harm arising from mining activities and for final rehabilitation of the affected area (including rehabilitation of any legacy disturbance).

Authorisations granted under the Mining Management Act typically cover all mining (and related) activities required for project implementation. In some circumstances, separate authorisations may be granted for activities (operation of an explosives storage facility, accommodation village, power station) which the mine operator does not itself wish to operate and manage.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 178

Mining management plans (MMP) are binding legal instruments through which pollution and environmental harm are controlled on mine tenements. Operators of mining projects are exempt from some licensing requirements that would normally apply to comparable activities on non-mining land. The MMP instead serves regulate resource usage (taking of water) and other environmental aspects of mining (and related activities) within the bounds of the granted tenement. It is an offence to contravene the environmental obligations arising from an approved MMP, if the activities result in environmental nuisance, harm or pollution. More generally, the Act prohibits the release of wastes or contaminants unless the release is done in accordance with an approved MMP.

20.2.3	Waste Management and Pollution Control Act 2009

The Waste Management and Pollution Control Act is administered by the NT EPA. The Act regulates the collection, transport, storage, treatment and disposal of listed wastes. Wastes – including both process and non-process wastes – arising from mining activities are generally exempt from licensing requirements under this Act and are instead regulated through the approved mining management plan.

20.2.4	Water Act 1992

Mining operations in the Northern Territory are not required to seek licences for abstraction and use of water under the Northern Territory Water Act, providing their use, storage and management of water is done in accordance with an approved mining management plan. Mine tenement holders are entitled to construct bores, and to take or divert water (not including water in dam or wells belonging to others) and to use the water for mining and mineral processing.

Pollution provisions of the Water Act generally do not apply to mining operations, except in the event that contamination or pollution moves beyond the tenement boundary (either through an intentional or accidental discharge). Mine operators are exempt from discharge licensing requirements that would normally apply under the Water Act, to the extent that:

•	The contaminant or waste results from carrying out of a mining activity;

•	The waste or contaminant discharge is confined within the land on which the mining activity is carried out; and

•	The discharge is done in accordance with an approved mining management plan.

In circumstances where a discharge of a waste or contaminant (for example, water from mine dewatering) is likely to move beyond the boundaries of the mine tenement, a discharge licence would be required. As an example, Newmarket Gold holds a waste discharge licence (WDL 138-02) to authorise release of wastewater from its Union Reefs site to Wellington Creek and the McKinlay River. Newmarket Gold has implemented comprehensive environmental management systems for several of its NT operations: similar arrangements would be appropriate at Maud Creek.

A waste discharge licence may be required for activities that could result in seepage that could cause pollution of an aquifer. The implications of this for storage of tailings and waste rock and for the development of permanent pit voids would need to be discussed with NT regulators.

20.2.5	Aboriginal Land Rights (Northern Territory) Act 1976 (Cwlth)

Contemporary use of the term ‘traditional owner’ largely derives from the Aboriginal Land Rights (Northern Territory) Act 1976 (ALRA). The ALRA established ways for Aboriginal people to claim land in the territory on the basis that they were the traditional Aboriginal owners of the land. Further, the ALRA gave traditional Aboriginal land owners the right to control access to their land, including the right to withhold consent for exploration activities on their land. This Act has limited, if any, relevance to the Maud Creek Project, as mining tenure has already been granted and the project lies on freehold land that is not subject to the control of any Aboriginal Land Trust.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 179

20.2.6	Native Title Act 1993 (Cwlth)

The Native Title Act 1993 establishes a legal framework for the recognition and protection of native title. It also establishes an administrative system for:

•	Determining claims to native title;

•	Validating past acts which might otherwise be invalidated because of the existence of native title; and

•	Developing processes and standards for future dealings which could affect native title.

The Maud Creek Project is located on freehold land, and therefore is not exposed to native title claims. There are no registered or determined native title claims over the project area.

20.2.7	Heritage Act 2011

The Heritage Act 2011 declares all Aboriginal archaeological places and objects heritage places. Other historically or culturally significant places (for example, buildings and heritage objects) are also protected under the Heritage Act if they are listed on the NT Heritage Register. No non-Aboriginal heritage sites formally registered on the Australian Heritage database are known to occur in the project area. No formal authorisation would be required in relation to disturbance of the non-Aboriginal heritage sites and Terra Gold made no commitments to the protection or conservation of these sites.

The Act makes provision for approval of works to salvage Aboriginal archaeological sites, subject to the consent of the appropriate Traditional Owner or Site Custodian. It is normally a requirement that appropriate studies be conducted to assess the character, extent and value of a site before salvage. A person proposing to disturb a heritage site would be expected to commit to a programme to prevent or minimise damage and to make provision for suitable curation of any artefacts. For Aboriginal sites, suitable curation typically involves return of the object(s) to the Traditional Owners or protection if artefacts are outside of the operational footprint.

20.2.8	Northern Territory Aboriginal Sacred Sites Act 1989

The Aboriginal Sacred Sites Act provides the legal basis for protection of all Aboriginal sacred sites, irrespective of whether the site is formally registered. Carrying out work – or even accessing – a sacred site requires a consent in the form of a certificate issued by the administering agency, the Aboriginal Areas Protection Authority (AAPA).

A certificate (reference number D89/199:90/804 (Doc: 68552) C2009/266 (supersedes C2007/072)) was issued by the AAPA to Crocodile Gold on 8 October 2009. The certificate authorises access to / disturbance of nominated Aboriginal sites within the Maud Creek mine site (ML30260 – formerly MLN1978), as well as some other sites on other Crocodile Gold tenements named on the certificate. The consent is subject to a range of implementation conditions, including a condition excluding works or access to designated sites. No works of any kind are permitted at sites SS5369-69 (restricted work area 1, 5369-32 (restricted work area 2) or 5369-27. Two of the exclusion areas (restricted work areas 1 and 3) lie ML30260, refer Figure 20-16.

A further implementation condition (Condition 3) says, This certificate shall lapse and be null and void, if the works in question or the proposed use is not commenced within 24 months of this certificate. Newmarket Gold has advised that some of the works approved under the AAPA certificate (specifically, exploration drilling) was carried out in 2011, prior to the expiry of the AAPA consent. Accordingly, the consent is still valid.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 180

With regards to the NT Aboriginal Sacred Sites Act, Newmarket Gold have the requisite permit (AAPA Authority Certificate C2009/266 superseding C2007/072), provided the project footprint remains within the Subject land as defined in the Authority Certificate, and avoids the two exclusion areas, then no further permitting is required.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 181

EL9541
EL4913
6412000mN
6410000mN
6408000mN
6406000mN
6404000mN
6402000mN
12
11
10
09
08
07
06
05
04
03
02
22
23
24
25
26
27
28
29
30

EL9541 and EL4913

MAP SHOWING SACRED SITES RECORDED AS AT 21/06/2007

Issued to: GBS Gold Australia

J2007/0180

SCALE 1 : 50 000

KEY

Subject Land	Recorded Site Centroid
Extent of Registered Site	Registered Site Centroid

Figure 20-16:      Restricted work areas (excerpt from AAPA certificate, June 2007)

20.3	Waste Rock and Ore Geochemistry

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 182

20.3.1	Available Data

Drillhole Database

The current drillhole assay database (Database_08_05_2015) contains assay data for Au, As, Cu, Pb, Zn, Cr, and Ni. A smaller extended assay dataset was obtained from drilling in 2011, which includes Ca, Mg, Ag, Bi, Fe, Hg, K, Mn, Mo, Na, S, Sb, Sn, Ti and Zr.

Total sulphur can sometimes be used as an indicator of acid generating potential - the assumption being that all sulphur is present in the form of potentially reactive, acid generating sulphides.

The sulphur assay sampling density was low, with 2,140 samples collected from 21 drillholes (Figure 20-17) relative to the 2,129 drillholes included in the database.

The sulphur assay data was separated into waste-grade and ore-grade assuming a gold cut-off value of 0.1 mg/kg. Sulphur content in the waste rock (n=1,831) assays ranged from <0.05 -8.55% S (mean 0.16% S), while in the ore-grade assays sulphur ranged between <0.05 -10.7% S (mean 0.92% S). In the waste rock lithologies the highest sulphur contents were present within the dolerite (8.55% S), sediments (SLST, 3.75% S), Cambrian Basalt (3.55% S), tuff (2.75% S) and veins (2% S).

Figure 20-17:      Drillhole database S assay data

Notes: The figure also shows the proposed open-cut pit (grey), underground workings (blue) and modelled deposit (green).

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 183

Detailed Geochemical Characterisation

Previous geochemical characterisation of waste rock (33 samples), ore materials (11 samples) from the weathered (or oxide) zone and the fresh (unweathered) zone, and soil (2 samples) from the Maud Creek deposit was undertaken in 1996 (Graeme Campbell & Associates, 1997). The assessment was prepared in support of an Environmental Impact Statement prepared by Kalmet Resources NL (Kalmet), to identify materials that may generate Acid Mine Drainage (AMD) and/ or impact water quality and revegetation.

The sampled materials included 33 waste rock samples, 11 ore samples and 2 soil samples. The waste rock and ore samples were collected from the weathered and fresh rock zones – a breakdown of the lithologies sampled is given in Table 20-2.

Table 20-2:     Sampled materials (GCA, 1997)

Waste Rock/Ore	Weathering Zone	Kalmet Lithology	SRK Lithology	No. of Samples
Waste Rock	Weathered Zone	Hangingwall Mafic Tuff	Tuff	10
		Footwall Sediments Undifferentiated	Sediments (SDST)	1
		Footwall Sandstone	Sediments (SDST)	3
	Fresh Zone	Hangingwall Mafic Tuff	Tuff	11
		Footwall Sediments Undifferentiated	Sediments (SDST)	4
		Footwall Sandstone	Sediments (SDST)	4
Ore	Weathered Zone	Stockwork Quartz - Tuff Hosted	Vein	1
		Stockwork Quartz - Sediment Hosted	Sediment (MSED)	1
		Massive Quartz - Tuff Hosted	Vein	1
	Fresh Zone	Stockwork Quartz - Graphitic Sediment Hosted	Vein (2), MSED (1)	3
		Stockwork Quartz - Tuff Hosted	Tuff	1
		Massive Quartz - Graphitic Sediment Hosted	Vein (1), Tuff (1)	2
		Massive Quartz - Tuff Hosted	Tuff (1), Vein (1)	2

The assessment included the following test work on all 44 samples:

•	pH and EC (paste/slurries; 1:2 solid : water.)

•	Total S.

•	Acid Neutralisation Capacity (ANC)[1].

•	Net Acid Producing Potential (NAPP).

The following additional test work was carried out smaller sub-sets of samples:

•	Sulphate-sulphur (SO4-S) and sulphide-sulphur (14 samples).

•	Net Acid Generation (NAG) (15 samples).

•

Multi-element analyses, (12 samples) (digest not specified) including the following elements: Ag, Al, As, B, Ba, Bi, C, Ca, Cd, Co, Cr, Cu, F, Fe, Hg, K, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Se, Sn, Sr, Th, Tl, U, V, Zn).

________________________________
1 Modified ANC test (unspecified number of tests on waste rock) using dilute sulphuric acid to measure readily available ANC (ANCC).

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 184

•	Saturation-Extract (SE) tests (7 waste rock samples) to assess the soluble salts content (Na, K, Mg, Ca, Cl and SO4) and the solubility of As and Sb.

20.3.2	Sample Representivity

The drill-hole assay samples with sulphur data are generally located in rock volumes that lie outside of proposed open pit and underground workings (Figure 20-17).

With respect to samples submitted for detailed characterisation, six of the uppermost samples occur within depths ranging from 2-3 m below ground level (mbgl) to 174-175 mbgl; and include 7 samples from the weathered (or oxide) zone and 19 from the fresh zone2. No samples have been collected below 175 mbgl.

In conclusion, current datasets do not adequately represent the volumes to be mined as part of the currently proposed open pit and underground workings.

20.3.3	Geochemical Characteristics

Results generated from the detailed characterisation are summarised in Table 20-3. Note that, as discussed in the previous section, the samples studied do not give good representation of material that could be mined as part of currently proposed open pit and underground workings. However, the data obtained have value in that they can be used to infer some characteristics of materials located within the topmost 175 m.

Most of the waste rock samples contained an excess of ANC and would be classed as NAF (Figure 20-17). Highest ANC was offered by the Hangingwall Mafic Tuff samples; however, note that only a portion (10-20%) of ANC was considered readily available for reaction. The balance of acid potential and neutralising capacity is closest in the case of the Footwall Sediments and Footwall Sandstone samples, including three samples that were classed as having uncertain acid generating potential and two samples that classed as PAF.

Multi-element analyses results were used to calculate Global Abundance Indices (GAI) to identify elements that are enriched relative to average crustal abundance concentrations. In both waste rock and ore, elements identified as being enriched included arsenic, antimony, chromium, nickel, tin, boron and silver.

Saturation-Extract (SE) tests (9 samples waste rock; 2 samples ore) gave alkaline extraction solutions (pH 8.6 -9.2) . Of the enriched elements listed above, only arsenic and antimony were included in the leach analysis suite – giving dissolved concentrations of arsenic up to 0.56 mg/L (one of the ore samples) and antimony up to 0.046 mg/L (one of the waste rock samples). The results suggest that both arsenic and antimony could be leachable from material to be mined at Maud Creek. [It is noted that the existing pit lake water was found to contain elevated arsenic concentrations (185-201 μg/L; relative to the ANZECC (2000) freshwater trigger value of 13 μg/L).]

______________________________
2 More recent geological interpretation of the weathering zone extents would place 15 of the waste rock samples within the oxide (weathered) zone, 1 within the transitional zone and 17 in the fresh zone.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 185

Figure 20-18:      Geochemical classification of waste rock samples using NPR

Note: The plot includes lines to show where the NPR (ANC/MPA) values equal 1 and 3, indicating boundaries between PAF, UC and NAF regions on the plot. A line to show where the ANC/MPA value equals 2 is also shown, as values greater than 2 are considered to be unlikely to be problematic with respect to AMD (DITR, 2007).

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 186

Table 20-3:      Summary of Available Results, Detailed Geochemical Characterisation Waste Rock and Ore

Parameter	Range (Waste Rock)	Range (Ore)	Comment
Paste pH	7.6-9.4	6-9.1
Paste EC, μS/cm	38-1800	34-490
Total sulphur, %	<0.01-2.1% <0.01-0.11% (weathered zone) <0.01-2.1% (fresh zone)	<0.01-3.2 <0.01-0.51% (weathered zone) 0.38-3.2% (fresh zone)	Where sulphur speciation test work was available (fresh zone waste rock, and ore), sulphide was the dominant form of sulphur, accounting for between 94-99% of the total sulphur content.
Acid neutralising capacity, kgH2SO4/t	280-540 (Hangingwall mafic tuff) 1.9-6.7 (other lithologies in the weathered zone) 25-53 (other lithologies in the fresh zone)	<0.5-380 <0.5-160 (sediment-hosted ore)	The readily available ANC[3] of the Hangingwall Mafic Tuff from the weathered and fresh zones were assessed to range up to 50 kgH2SO4/t and 20 kgH2SO4/t, respectively.
Net acid producing potential (NAPP), kgH2SO4/t	-539 to -23 (Hangingwall mafic tuff) Close to zero (Footwall sediment and sandstone)	-350 to -1 (most samples) 8.4 (Graphitic Sediment Hosted Massive Quartz sample)
Net acid generation (NAG) testing NAG pH NAG acidity, kgH2SO4/t	2.5-9.3 <0.5 - 36	7.9-10.4 <0.5	5 of 6 waste rock samples and 9 ore samples generated no acidity. One waste rock sample (Footwall Sediment) was acid generating (NAG pH 2.5; NAG acidity, 36 kgH2SO4/t)
Geochemical Classification NPR AMIRA	NAF (26), UC (5), PAF (2) NAF (4), UC(NAF) (1), PAF (1 – footwall sediments)	NAF (7), UC (4), PAF (1) NAF (9), UC(NAF) 1

_____________________________________________
3 Readily available ANC was assessed using a modified ANC test – details not of test work method not specified.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 187

20.4	Mineralised Waste Management

It is understood that there is an existing stockpile comprising approximately 300,000 m3 oxidised, non-mineralised, waste rock. Any future project is likely to generate additional stockpiles that would need to be managed.

Geochemical characterisation datasets are limited. There is insufficient information to determine the potential for acid, metalliferous drainage from the wastes with any degree of confidence. While oxidised material is currently considered to be non-acid forming (NAF); further data are required to verify that this would be true of oxidised volumes to be mined as part of current plans. Even if classed as NAF, the potential for leaching of elements such as arsenic, antimony and selenium under pH neutral, oxidising conditions should be evaluated.

Some important issues with respect to waste rock management requirements are:

•	Determination of the volumes of NAF and PAF-classed materials that would require management on the surface.

•

For high sulphide wastes (whether PAF or NAF-classed), waste storage facilities should be designed so that potential base seepage and surface run-off are managed. This would mitigate the potential for water quality impacts from acidic, metalliferous drainage (PAF wastes) or neutral saline drainage (NAF-classed sulfidic wastes).

•

Should material be identified that reacts at a very high rate (e.g. high sulphide content material), then it may be advisable to use dump designs and construction methodologies that control and minimise oxidation rates. The objective would be to minimise accumulation of reaction products during storage on the surface. Such products could dissolve in contact waters when stored material is returned underground and is inundated as groundwater rebounds . Minimisation of accumulation rates on the surface will minimise potential impacts on groundwater quality later.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 188

21	Capital and Operating Costs

This section is not applicable at this time.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 189

22	Economic Analysis

This section is not applicable at this time.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 190

23	Adjacent Properties

Other projects in the region managed and owned by Newmarket Gold include: –

•	The Pine Creek Gold Project (Figure 23-1), located approximately 190 km south southeast of Darwin accessible by the Stuart Highway, directly to the west of the Township of Pine Creek.

•	The Union Reefs Gold Project (Figure 23- 2), located approximately 180 km south-southeast of Darwin accessible by the Stuart Highway, directly to the north of the Township of Pine Creek.

•	The Burnside Gold & Base Metals Project (Figure 23-3), located approximately 130 km to the South-southeast of Darwin accessible by the Stuart Highway.

•	The Moline Gold and Base Metals Project (Figure 23-4), located approximately 40 km to the Northeast of the Township of Pine Creek, accessible by the Kakadu Highway.

•	The Yeuralba Gold and Base Metals Project (Figure 23-5), located approximately 45 km to the northeast.

Figure 23-1:      Pine Creek Gold Project Tenements

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 191

Figure 23-2:      Union Reefs Gold Project Tenements

Figure 23-3:      Burnside Gold Project Tenements

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 192

Figure 23-4:      Moline Gold Project Tenements

Figure 23-5:      Maud Creek & Yeuralba Gold Project Tenements

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 193

24	Other Relevant Data and Information

The filing of this Technical Report to support the release of the Mineral Resource estimate includes a review of the geotechnical conditions and metallurgical aspects of the Mineral Resource that will support ongoing work on the Project that includes a PEA.

The PEA is considering two processing routes that will underpin the decision on mining method and have an impact on the particular infrastructure requirements.

The two processing routes includes a stand-alone processing plant at Maud Creek and trucking ore to the Union Reefs processing plant. Under both options a gold-rich concentrate would be produced

No other relevant/material data has not been included in the Technical Report.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 194

25	Interpretation and Conclusions

The modelling of vein and grade volumes for the 2015 estimate takes a very different approach to the 2012 model as described in the sections above. The 2015 model incorporates a detailed structural, vein and lithological model in the construction of the various estimation domains. This was a deliberate decision as it was SRK’s understanding from discussions with Newmarket Gold and from reading previous reports that there were potential deficiencies in the very linear grade only approach previously used. Concerns had been expressed in some previous reports that insufficient attention had been paid to the geology and that the previous models may have diluted a high grade, geologically controlled core to the main zone thereby creating a model that underestimated grade and overestimated tonnages at economic cut-offs.

There are a number of differences between the 2012 and 2015 modelling approach. The 2015 model uses the following:

•	Pure geology to define the main and minor vein domains. The 2012 used grade only. Consequently the 2015 vein model contains considerably lower tonnage and slightly elevated grade in comparison.

•	Grade halos to capture both high and low grade outside the geological veins. This captures low grade material that was not modelled in 2012 which may be of value in an open pit scenario.

•	Orientation controls on the grade halos derived by the combined fault/lithology contact model resulting in multiple orientations and fattening around fault and contact intersections.

The 2015 model is more robust in terms of its geological basis and this has led to a slightly higher grades but a reduction in contained gold. Only further drilling can define true connectivity of the mineralization in widely spaced areas.

A discussion on the risks and opportunities in the Mineral Resource model as discussed in Table 25-1.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 195

Table 25-1:      Mineral Resource Model Risks and Opportunities

Project Element	Economic Risk Level	Comment	Opportunity
Database – Exploration data	Low	Historical and recent data have been re-collated and re-validated for this Mineral Resource estimate.
Assaying	Low	QAQC for recent and older assaying shows no material issues. Arsenic assaying has incomplete coverage.	Additional assaying for Arsenic may be beneficial depending on the processing method.
Surveying	Low	Both collar surveys and downhole surveys completed to a high level of accuracy for recent drilling. Representative collars resurveyed for older drilling with no significant discrepancies.
Geology	Low	Detailed logging and interpretation together with evidence from both regional structural features and detailed in pit mapping informs the geological understanding	Additional drilling may be able to add detail to the interaction of structures controlling mineralization at depth.
Geological modelling	Low	A detailed structural and lithological model has been built and incorporated into the estimation domain construction.	Additional drilling may be able to add detail to the interaction of structures controlling mineralization at depth.
Resource Estimation	Low	Ordinary kriging cross checked and validated with theoretical grade tonnage curves and alternative search parameters has been used.	The project may benefit from simulation studies or non-linear estimates if detailed studies at selective mining unit block sizes are required in the future.

The absence of suitable data has led to low-confidence in the geotechnical conditions. Additional data will be required to improve confidence and refine decisions on mining methods and the mine design. The mining method studies are linked to the decision on the location of the processing plant and the availability of pastefill.

The Maud Creek mineralization has been subject to extensive metallurgical testing. However, there remain some gaps that should be covered for future studies that could reduce the future design risks if it was decided to undertake additional test work earlier. This would include, lithological domain characteristics, SAG milling parameters, testing samples from depth, flotation test work and concentrate production and specification.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 196

26	Recommendations

Drilling Campaign

Infill drilling in the parts of the mineral resource currently classified as Indicated and Inferred would enable an upgrade of the Mineral Resource Classification. An approximate meterage and cost to complete this from surface down to 850 mRL is provided in Table 26-1 assuming the drilling takes place from surface. A number of sections of the geological model remain open down dip with good grades seen in the last hole down dip. Extension drilling is recommended to test these areas. Metres and costs to complete these are shown in Table 26-1 assuming drilling from surface. Costs are based on RC collars and 50m diamond drill tails.

Table 26-1:      Recommended drilling

Target	Current exploration status	Potential End of 2016 Status	Description	Drilling (Meters)	Total Cost (AUD)
Infill Drilling	Indicated and/or Inferred	Measured and/or Indicated	Increase confidence in estimated Mineral Resource	9 200	770 000
Extension drilling	Down dip or along strike from current Mineral Resource	Indicated and/or Inferred	Close off or extend Mineral Resource volumes	2 200	200 000

Geotechnical

If an additional phase of geotechnical work is undertaken, SRK recommends that a drilling program be considered to provide additional geotechnical data and infrastructure for hydrogeological test work. These programmes should be combined where possible to assist in any further resource definitions requirements.

Based on further drilling and geotechnical data, further studies should be undertaken to improve the confidence of the understanding of the geotechnical domains and to provide a basis for the improving the design guidelines.

Geometallurgy

Insufficient information was available from the metallurgical reports to create preliminary spatial domains for the physical processing parameters, such as grindability. The metallurgical report Core Process Engineering Report No. 140-001 outlined JK Drop Tests which had been conducted, resulting in a Bond ball Work Index of 18-19 kWh/tonne for the main ore lode. Previous geology reports, as well as a site visit to inspect the core, gave an indication of the mineralogy of the Maud Creek deposit, which has an impact on the hardness of the ore. From a geometallurgical perspective, between and within each ore domain there will likely be a range of hardness values which will need to be established. Quartz alteration at Maud Creek has been identified as varying between the primary lode (high percentage quartz veining), moderate (footwall and hangingwall lodes stock work veining) to low (sandstone and tuff country rocks). However, variations in silica content within these lodes will definitely occur, as alteration boundaries are normally pervasive across lithology boundaries. A possible way to better define the hardness parameters is the use of proxies. If silica analysis is included in any future assay testing of the mineralized zones, this can be used to identify target areas for JK drop weight tests. A regression calculation between the A*b result, Bond work indices and other comminution parameters versus the silica content can then be determined, allowing a predictive model of the ore hardness to be created.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 197

Mineral analysis would need to be conducted to ensure the silica content is reflecting quartz alteration which has a high hardness (Moh’s scale 7) and not feldspar (Moh's scale 5-6) or mica minerals (Moh’s scale 2-3) which have lower hardness and varying crystallography, resulting in different grinding behaviours. The Geology of the Maud Creek Gold Deposit and Maud Creek Reconciliation report by AngloGold in 2000 identified plagioclase laths and alkali feldspar minerals in the Andesite unit located to the south of the deposit, but not within the ore lodes. However, sericite (a type of muscovite) and chlorite alteration (most likely the mineral clinocore) are both quite prevalent in all three mineralized zones, so their prevalence would need to be established as well. Similarly, the extent of the hematite and marcasite alteration noted in all three mineralized zones (present as pseudomorphs of pyrite in the oxide zone) needs to be quantified, as all three will have moderate-high hardness (6-7), but also a brittle tenacity upon breakage, which will influence the ore grindability.

The Maud Creek mineralization is going to be very hard and abrasive so finding a correlation with proxies such as silica, for example, is recommended by SRK. Equally, determining correlations between arsenic, sulphur and gold to help generate the flotation relationship correlations, and approximated the amount of arsenic in the final concentrate is also recommended. The arsenic and sulphur contents will also be a good indicator of recovery.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Page 198

27	References

Bremner, P and Edwards, M 2012. Report on the Mineral Resource and Mineral Reserve of the Maud Creek Gold Project.

Pakalnis, R C, Poulin, R and Hadjigeorgiou, J, 1995. Quantifying the cost of dilution in underground mines, Mining Engineering, 47(12): 1136-1141.

Scoble, M.J., Moss, A., 1994. Dilution in underground bulk mining: Implications for production management, mineral resource evaluation II, methods and case histories, Geological Society Publication No. 79, pp. 95-108.

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Appendices

Appendices

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016

SRK Consulting	Appendix A

Appendix A: Geotechnical Report

FAIR\KENT\mota	CGC001_Maud Creek Resource Report_NI_43 101_Rev1.Docx	21 March 2016